   As filed with the Securities and Exchange Commission on November 16, 1995



                                                       Registration No. 33-63589

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                                                             /X/


                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/


                        POST-EFFECTIVE AMENDMENT NO.                         / /

                        (Check appropriate box or boxes)

                                 --------------

                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.


             (Formerly Prudential-Bache Government Plus Fund, Inc.)
               (Exact name of registrant as specified in charter)


                               ONE SEAPORT PLAZA,
                            NEW YORK, NEW YORK 10292

              (Address of Principal Executive Offices) (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 214-1250

                               S. JANE ROSE, ESQ.
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
               (NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                   AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
                      DATE OF THE REGISTRATION STATEMENT.


   IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON NOVEMBER 22, 1995
                              PURSUANT TO RULE 488
     OR SUCH EARLIER DATE AS THE COMMISSION ACTING PURSUANT TO RULE 488 MAY
                                   DETERMINE.


    REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.


    PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HAS PREVIOUSLY REGISTERED AN INDEFINITE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, PURSUANT TO A REGISTRATION STATEMENT ON FORM N-1A (FILE NO. 2-82976). THE REGISTRANT FILED A NOTICE UNDER RULE 24F-2 FOR ITS FISCAL YEAR ENDED FEBRUARY 28, 1995 ON OR ABOUT APRIL 28, 1995. PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROXY STATEMENT/PROSPECTUS RELATES TO SHARES PREVIOUSLY REGISTERED ON FORM N-1A (FILE NO. 2-82976).


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
          (AS REQUIRED BY RULE 481(a)UNDER THE SECURITIES ACT OF 1933)


N-14 ITEM NO.                                         PROSPECTUS/PROXY
AND CAPTION                                           STATEMENT CAPTION
----------------------------------------------------  ----------------------------------------
PART A
Item    1.  Beginning of Registration Statement and
            Outside Front Cover Page of
            Prospectus..............................  Cover Page
Item    2.  Beginning and Outside Back Cover Page of
            Prospectus..............................  Table of Contents
Item    3.  Synopsis Information and Risk Factors...  Synopsis; Principal Risk Factors
Item    4.  Information about the Transaction.......  Synopsis; The Proposed Transaction
Item    5.  Information about the Registrant........  Information about Government Income Fund
Item    6.  Information about the Company Being
            Acquired................................  Information about U.S. Government Fund
Item    7.  Voting Information......................  Voting Information
Item    8.  Interest of Certain Persons and
            Experts.................................  Not Applicable
Item    9.  Additional Information Required for
            Reoffering by Persons Deemed to be
            Underwriters............................  Not Applicable
PART B
                                                      STATEMENT OF ADDITIONAL
                                                      INFORMATION CAPTION
                                                      ----------------------------------------
Item   10.  Cover Page..............................  Cover Page
Item   11.  Table of Contents.......................  Cover Page
Item   12.  Additional Information about the
            Registrant..............................  Statement of Additional Information of
                                                      Prudential Government Income Fund, Inc.
                                                      dated May 1, 1995.
Item   13.  Additional Information about the Company
            Being Acquired..........................  Not Applicable
Item   14.  Financial Statements....................  Statement of Additional Information of
                                                      Prudential Government Income Fund, Inc.
                                                      dated May 1, 1995.

PART C
       Information  required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                        PRUDENTIAL U.S. GOVERNMENT FUND
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292


                                 --------------


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                 --------------

To our Shareholders:

    Notice is hereby given that a Special Meeting of Shareholders of Prudential U.S. Government Fund (U.S. Government Fund) will be held at 10:00 A.M. on January 12, 1996, at 199 Water Street, New York, N.Y. 10292, for the following purposes:

    1. To approve an Agreement and Plan of Reorganization and Liquidation whereby all of the assets of U.S. Government Fund will be transferred to Prudential Government Income Fund, Inc. (Government Income Fund) in exchange for shares of Government Income Fund, and Government Income Fund will assume all of the liabilities, if any, of U.S. Government Fund.

    2. To consider and act upon any other business as may properly come before the Meeting or any adjournment thereof.

    Only shares of U.S. Government Fund of record at the close of business on November 2, 1995, are entitled to notice of and to vote at this Meeting or any adjournment thereof.

                                          S. JANE ROSE
                                            SECRETARY


Dated: November 17, 1995


  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED STAMPED SELF-ADDRESSED ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY.

                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                                   PROSPECTUS
                                      AND
                        PRUDENTIAL U.S. GOVERNMENT FUND
                                PROXY STATEMENT
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852

                                 --------------

    Prudential U.S. Government Fund (U.S. Government Fund) has registered as an open-end, diversified management investment company. Prudential Government Income Fund, Inc. (Government Income Fund) has registered as an open-end, diversified management investment company. Both U.S. Government Fund and Government Income Fund (collectively, the Funds) are managed by Prudential Mutual Fund Management, Inc. (PMF or the Manager) and have the same office address. The investment objective of U.S. Government Fund is to seek a high total return (capital appreciation plus high current income). The investment objective of Government Income Fund is to seek a high current return.

    This Prospectus and Proxy Statement is being furnished to shareholders of U.S. Government Fund in connection with a proposed Agreement and Plan of Reorganization and Liquidation (the Plan), whereby Government Income Fund will acquire all of the assets of U.S. Government Fund and assume the liabilities, if any, of U.S. Government Fund. If the Plan is approved by U.S. Government Fund's shareholders, all such shareholders will be issued shares of Government Income Fund in place of the shares of U.S. Government Fund held by them, and U.S. Government Fund will be liquidated. Shareholders of Government Income Fund are not being asked to vote on the Plan.


    This Prospectus and Proxy Statement sets forth concisely information about Government Income Fund that prospective investors should know before investing. This Prospectus and Proxy Statement is accompanied by (i) the Prospectus of Government Income Fund, dated May 1, 1995, including May 17, 1995 and October 2, 1995 Supplements thereto, and the Prospectus of U.S. Government Fund, dated January 3, 1995, including May 5, 1995, May 12, 1995 and two October 2, 1995 Supplements thereto, which Prospectuses are incorporated by reference herein, and (ii) the Government Income Fund Annual Report to Shareholders for the fiscal year ended February 28, 1995 and the U.S. Government Fund Annual Report to Shareholders for the fiscal year ended October 31, 1994, which Annual Reports are incorporated by reference herein. The Statement of Additional Information of U.S. Government Fund, dated January 3, 1995, including August 1, 1995 and September 29, 1995 Supplements thereto, and the Statement of Additional Information of Government Income Fund, dated May 1, 1995, including August 1, 1995 and September 29, 1995 Supplements thereto, have been filed with the Securities and Exchange Commission (SEC), are incorporated herein by reference and are available without charge upon written request to Prudential Mutual Fund Services, Inc., Raritan Plaza One, Edison, New Jersey 08837 or by calling the toll-free number shown above. Additional information, contained in a Statement of Additional Information, dated November 17, 1995, forming a part of Government Income Fund's Registration Statement on Form N-14, has been filed with the SEC, is incorporated herein by reference and is available without charge upon request to the address or telephone number shown above.



    This Prospectus and Proxy Statement will first be mailed to shareholders on or about November 21, 1995.


    Investors are advised to read and retain this Prospectus and Proxy Statement for further reference.
                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The date of this Prospectus and Proxy Statement is November 17, 1995.

                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                        PRUDENTIAL U.S. GOVERNMENT FUND

                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292

                                 --------------


             PROSPECTUS AND PROXY STATEMENT DATED NOVEMBER 17, 1995

                                 --------------

                                    SYNOPSIS

    The following synopsis is a summary of certain information contained elsewhere in this Prospectus and Proxy Statement and the Agreement and Plan of Reorganization and Liquidation and is qualified by reference to the more complete information contained herein as well as in the enclosed Prudential U.S. Government Fund (U.S. Government Fund) Prospectus and the enclosed Prudential Government Income Fund, Inc. (Government Income Fund) Prospectus. Shareholders should read the entire Prospectus and Proxy Statement carefully.

GENERAL

    This Proxy Statement is furnished by the Trustees of U.S. Government Fund in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders of U.S. Government Fund (the Meeting) to be held at 10:00 A.M., on January 12, 1996 at 199 Water Street, New York, New York 10292, U.S. Government Fund's principal executive office. The purpose of the Meeting is to approve or disapprove an Agreement and Plan of Reorganization and Liquidation (the Plan) whereby all of the assets of U.S. Government Fund will be acquired by, and the liabilities of U.S. Government Fund, if any, will be assumed by, Government Income Fund, and such other business as may properly come before the Meeting or any adjournment thereof. The Plan is attached to this Prospectus and Proxy Statement as Appendix A. The transactions contemplated by the Plan are set forth herein and in summary provide that Government Income Fund will acquire the assets, in exchange solely for shares of Government Income Fund, and assume the liabilities, if any, of U.S. Government Fund.

    Approval of the Plan requires the affirmative vote of a majority of shares of U.S. Government Fund outstanding and entitled to vote. Shareholders vote in the aggregate and not by separate class. Approval of the Plan by the shareholders of Government Income Fund is not required and the Plan is not being submitted for their approval.

THE PROPOSED REORGANIZATION AND LIQUIDATION

    The Trustees of U.S. Government Fund and the Board of Directors of Government Income Fund have approved the Plan, which provides for the transfer of all of the assets of U.S. Government Fund to Government Income Fund in exchange solely for shares of Government Income Fund and the assumption by Government Income Fund of the liabilities, if any, of U.S. Government Fund. Following shareholder approval, if obtained, Class A, Class B and Class C shares of Government Income Fund will be distributed to Class A, Class B and Class C shareholders of U.S. Government Fund, respectively, and U.S. Government Fund will be liquidated. The reorganization will become effective as soon as practicable after the Meeting. Each U.S. Government Fund Class A, Class B and Class C shareholder will receive the number of full and fractional Class A, Class B and Class C shares of Government Income Fund, respectively, equal in value (rounded to the third decimal place) to such shareholder's Class A, Class B and Class C shares of U.S. Government Fund as of the closing date.


    For the reasons set forth below under "-- Reasons for the Proposed Reorganization and Liquidation" and "The Proposed Transaction -- Reasons for the Reorganization and Liquidation," the Trustees of U.S. Government Fund and the Board of Directors of Government Income Fund, including those Trustees/ Directors who are not "interested persons" (Independent Trustees/Directors) as that term is defined in the Investment Company Act of 1940, as amended (Investment Company Act), have concluded that the reorganization would be in the best interests of the shareholders of U.S. Government Fund and Government Income Fund and that the interests of the shareholders of each Fund will not be diluted as a result of the proposed transaction. Accordingly, the Trustees of U.S. Government Fund and the Board of Directors of the Government Income Fund recommend approval of the Plan.


REASONS FOR THE PROPOSED REORGANIZATION AND LIQUIDATION


    There are a number of similarities between Government Income Fund and U.S. Government Fund (the Funds) that led to consideration of the Plan. Each Fund is an open-end, diversified management investment company which invests a significant portion of its assets in U.S. Government and agency securities.



    The Funds are also similar in that: Prudential Mutual Fund Management, Inc. (PMF or the Manager) serves as Manager to both Funds; The Prudential Investment Corporation (PIC) serves as subadviser to both Funds; Prudential Mutual Fund Distributors, Inc. (PMFD) acts as the distributor for the Class A shares of each of the Funds; Prudential Securities Incorporated (PSI) acts as the Distributor of the Class B and Class C shares of each of the Funds; and Prudential Mutual Fund Services, Inc. (PMFS) serves as Transfer Agent and Dividend Disbursing Agent to both Funds. In addition, each Fund pays dividends of net investment income, if any, monthly and makes distributions of any net capital gains at least annually.


    Barbara L. Kenworthy, a managing director and senior portfolio manager of Prudential Investment Advisors, a unit of PIC, is the portfolio manager of both Funds. She is responsible for the day to day management of the portfolios. Ms. Kenworthy has managed the Government Income Fund since July 1994 and has managed the U.S. Government Fund since May 1995. Ms. Kenworthy joined PIC in July 1994, having previously been employed by The Dreyfus Corporation (from June 1985 to June 1994) where she served as president and portfolio manager for several Dreyfus fixed-income funds. Ms. Kenworthy also serves as the portfolio manager of other investment companies advised by PIC.

    There are also a number of differences between the Funds. See "-- Certain Differences Between Government Income Fund and U.S. Government Fund" below.


    U.S. Government Fund was organized as a Massachusetts business trust on September 22, 1986, and commenced investment operations on November 7, 1986. U.S. Government Fund has, in the current market environment, been unable to attract sufficient new assets to offset redemptions and has incurred increased expense ratios. U.S. Government Fund has had fluctuating aggregate net assets ranging from a high of $232 million in mid-1987 to a low of $126 million as of October 31, 1995, representing a 46% decline from the Fund's high. With its aggregate net asset level, U.S. Government Fund has incurred high expenses and does not enjoy the economies of scale of Government Income Fund (the net assets of which have also declined but, at $1.5 billion as of October 31, 1995, are still much larger than U.S. Government Fund's net assets). The ratios of total expenses to average net assets for the fiscal year ended February 28, 1995, for the Government Income Fund were .98%, 1.66% and 1.63% (annualized) for the Class A, Class B and Class C shares, respectively (including distribution fees). The ratios of total expenses to average net assets for the fiscal year ended October 31, 1994, for U.S. Government Fund were 1.09%, 1.75% and 1.82% (annualized) for the Class A, Class B and Class C shares, respectively (including distribution fees). If distribution fees are excluded, the ratios of total expenses to average net assets for the fiscal year ended February 28, 1995, for Government Income Fund were .83%, .80% and .88% (annualized) for the Class A, Class B and Class C shares, respectively. If distribution fees are excluded, the ratios of total expenses to average net assets for the fiscal year ended October 31, 1994, for U.S. Government Fund were .94%, .94% and 1.07% (annualized) for the Class A, Class B and Class C shares, respectively.


    Below is total return information for the Class A, Class B and Class C shares of U.S. Government Fund for the fiscal years ended October 31, 1992, 1993 and 1994, and for the six-month period ended April 30, 1995, and for the Class A, Class B and Class C shares of Government Income Fund for the fiscal years ended February 28/29, 1993, 1994 and 1995 and for the six-month period ended August 31, 1995. The following tables are derived from the "Financial Highlights" of each Fund. "Financial Highlights" for Government Income Fund are set forth in that Fund's Prospectus and Annual Report, which accompany this Prospectus and Proxy Statement, and in its Semi-Annual Report which is included as Appendix B to this Prospectus and Proxy Statement. "Financial Highlights" for U.S. Government Fund are set forth in that Fund's Prospectus and Annual Report, which accompany this Prospectus and Proxy Statement, and in its Semi-Annual Report which is included as Appendix C to this Prospectus and Proxy Statement.


                              U.S. GOVERNMENT FUND


                                                                                      FISCAL YEAR ENDED
                                                       SIX MONTHS ENDED                  OCTOBER 31,
                                                        APRIL 30, 1995     ----------------------------------------
                                                          (UNAUDITED)          1994          1993          1992
                                                      -------------------  ------------  ------------  ------------
Class A:
TOTAL RETURN**                                                  8.14%        (7.80%)        16.43%        9.39%
Class B:
TOTAL RETURN**                                                   7.78    %   (8.57%)        15.44%        8.46%
Class C*:
TOTAL RETURN**                                                   7.82    %   (3.03%)         N/A           N/A


------------------------
 *The Fund commenced offering its Class C shares on August 1, 1994.

**Total return does not consider the effect of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

                             GOVERNMENT INCOME FUND


                                                          SIX MONTHS
                                                             ENDED                     FISCAL YEAR ENDED
                                                          AUGUST 31,                    FEBRUARY 28/29,
                                                             1995       -----------------------------------------------
                                                          (UNAUDITED)       1995           1994             1993
                                                         -------------  -------------  -------------  -----------------
Class A:
TOTAL RETURN**                                                  8.12%           .83%          3.90%           11.55%
Class B:
TOTAL RETURN**                                                  7.75%           .24%          3.03%           10.61%
Class C*:
TOTAL RETURN**                                                  7.80%          2.75%           N/A              N/A


------------------------
 *The Fund commenced offering its Class C shares on August 1, 1994.

**Total return does not consider the effect of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.


    The Funds have similar investment objectives and substantially similar investment policies. Accordingly, in view of, among other things, the comparatively smaller asset size and higher expense ratio of U.S. Government Fund, the Trustees of U.S. Government Fund and the Board of Directors of Government Income Fund, including the Independent Trustees/Directors of the respective Funds, have concluded that it would be appropriate to combine the two Funds, with Government Income Fund as the survivor. The proposed transaction would give Government Income Fund the opportunity to increase its assets by acquiring securities consistent with its investment objective and policies in exchange for the issuance of its shares.


    The Trustees of U.S. Government Fund have determined that approval of the Plan would be in the best interests of U.S. Government Fund and its shareholders for the reasons discussed above. See, also, "The Proposed Transaction -- Reasons for the Reorganization and Liquidation" below.

CERTAIN DIFFERENCES BETWEEN GOVERNMENT INCOME FUND AND U.S. GOVERNMENT FUND

    While the investment objective and policies of both Funds are similar, there are a few important differences between the Funds.

    The investment objective of Government Income Fund is to seek a high current return. Government Income Fund has sought to achieve this objective primarily by investing in U.S. Government securities, including U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities, and by engaging in various derivative transactions such as the purchase and sale of put and call options. In an effort to hedge against changes in interest rates and thus preserve its capital, the Fund may also engage in transactions involving futures contracts on U.S. Government securities, options on such futures and interest rate swaps.

    The investment objective of U.S. Government Fund is to seek a high total return (capital appreciation plus high current income). U.S. Government Fund has sought to achieve this objective primarily by investing in U.S. Government securities, including U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities. For hedging and income enhancement purposes, U.S. Government Fund may also engage in various derivative transactions such as the purchase and sale of put and call options on U.S. Government securities and transactions involving futures contracts on U.S. Government securities and options thereon.


    Prudential Securities Incorporated (Prudential Securities or PSI) acts as the Distributor of the Class B and Class C shares of each Fund. Under each
Fund's   Distribution   and   Service   Plans,   PSI   may   receive   for   its
distribution-related activities with respect to each of the Class B and C shares a fee at an annual rate of up to 1% of the average daily net assets of each of the Class B and C shares (should assets exceed $3 billion, the Government Income Fund's annual rate with respect to Class B shares would be .80 of 1% of the next $1 billion of such net assets and .50 of 1% of such net assets in excess of $4 billion). PSI has agreed with U.S. Government Fund to limit its current fee to
 .85 of 1% in relation to the Class B shares and to .75 of 1% in relation to the Class C shares for the current fiscal year. PSI has agreed with Government Income Fund to limit its current fee to .825 of 1% in relation to the Class B shares and to .75 of 1% in relation to the Class C shares for the current fiscal year.


STRUCTURE OF U.S. GOVERNMENT FUND AND GOVERNMENT INCOME FUND


    U.S. Government Fund is organized as a Massachusetts business trust and its Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest ($.01 par value per share) in separate series and classes within such series without shareholder approval. U.S. Government Fund offers three classes of shares, designated Class A, Class B and Class C. Each shareholder is entitled to a full vote for each full share of beneficial interest held. Each class represents an interest in the same assets of the Fund and is identical in all respects except that each class bears certain distribution expenses and has voting rights with respect to certain distribution and service plans. U.S. Government Fund has received an order of the Securities and Exchange Commission (SEC) permitting the issuance and sale of multiple classes of shares. Currently, the Fund is offering only three classes, designated as Class A, Class B and Class C shares. Each share of each class is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of U.S. Government Fund is entitled to its portion of all of such Fund's assets after all debt and expenses of that Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of Class B and Class C shares are likely to be lower than to Class A shareholders.



    Government Income Fund is organized as a Maryland corporation and is authorized to issue 2 billion shares of common stock, $.01 par value per share, divided into three classes, designated Class A, Class B and Class C common stock, each of which consists of 666,666,666 2/3 authorized shares. Each class of common stock represents an interest in the same assets of the Fund and is identical in all respects except that each class bears certain distribution expenses and has voting rights with respect to certain distribution and service plans. Government Income Fund has received an order of the SEC permitting the issuance and sale of multiple classes of shares. Currently, the Fund is offering only three classes, designated as Class A, Class B and Class C shares. Each share of each class of common stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. Except for the conversion feature applicable to the Class B shares, there are no conversion, preemptive or other subscription rights. In the event of liquidation, each share of common stock of Government Income Fund is entitled to its portion of all of such Fund's assets after all debt and expenses of that Fund have been paid. Since Class B and Class C shares generally bear higher distribution expenses than Class A shares, the liquidation proceeds to shareholders of Class B and Class C shares are likely to be lower than to Class A shareholders.


    Both Government Income Fund's Articles of Incorporation and U.S. Government Fund's Declaration of Trust permit each Fund's respective Board of Directors/Trustees to authorize the creation of additional series of common stock/beneficial interest, and classes within such series, with such preferences, privileges, limitations and voting and dividend rights as the Board of Directors/Trustees may determine. Government Income Fund's Board of Directors has recently authorized the creation of a new class of shares, Class Z shares. The new class would be offered exclusively to the trustee of the Prudential Securities 401(k) Plan. The new class would be offered without either a front-end or a back-end sales charge and without a distribution or service fee. Government Income Fund Class A shareholders who are participants in the Prudential Securities 401(k) Plan will have their shares automatically exchanged for Class Z shares when shares of the new class are first offered, which is expected to occur in 1996.



    The Board of Directors/Trustees of each Fund may increase the number of authorized shares without the approval of shareholders. Shares of each Fund, when issued as described in each Fund's Prospectus, are fully paid, nonassessable by the Fund, fully transferable and redeemable at the option of the holder. Both Funds issue share certificates upon written request to PMFS. Certificates are issued only for full shares. Shareholders who hold their shares through Prudential Securities will not receive share certificates. Shares are also redeemable at the option of each Fund under certain circumstances. Neither Fund's shares have cumulative voting rights for the election of its respective Directors/Trustees.


INVESTMENT OBJECTIVE AND POLICIES -- GOVERNMENT INCOME FUND


    The investment objective of Government Income Fund is to seek a high current return. Government Income Fund has sought to achieve this objective primarily by investing in U.S. Government securities, including U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities, and by engaging in various derivative transactions such as the purchase and sale of put and call options. In an effort to hedge against changes in interest rates and thus preserve its capital, Government Income Fund may also engage in transactions involving futures contracts on U.S. Government securities, options on such futures and interest rate swaps.



    The other investment policies of Government Income Fund are substantially similar to the other investment policies of U.S. Government Fund, including both Funds' ability to enter into dollar rolls and repurchase agreements, and to borrow up to 20% of the value of each Fund's respective total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. Each Fund may pledge up to 20% of the value of its total assets to secure such borrowings.



    Should the proposed reorganization be consummated, it is anticipated that the Government Income Fund's investment objective and policies, as well as portfolio composition, will remain substantially the same. Assuming that the current portfolios of each of the Funds remain unchanged at the time of the closing of the proposed reorganization, it is expected that the portfolio securities acquired from U.S. Government Fund will, in the ordinary course of business, mature or be sold over time to shorten the overall duration of such instruments and bring the newly acquired portfolio more in line with Government Income Fund's portfolio composition. The Manager of the Government Income Fund expects that such sales may affect (i) the aggregate amount of taxable gains and losses generated by such Fund and (ii) the Fund's portfolio turnover rate.

FEES AND EXPENSES

    MANAGEMENT FEES. PMF, the Manager of each Fund and a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), is compensated, pursuant to a management agreement with each of the Funds, at an annual rate of .50 of 1% of the average daily net assets of each respective Fund. Government Income Fund pays the Manager at an annual rate of .35 of 1% of its average daily net assets in excess of $3 billion.

    Under Subadvisory Agreements between PMF and PIC with respect to both Funds, PIC, as Subadviser, provides investment advisory services for the management of each Fund. Pursuant to the Subadvisory Agreements, PMF will reimburse PIC for its reasonable costs and expenses in providing subadvisory services. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreements for both Funds and supervises the Subadviser's performance of its services on behalf of each Fund.


    DISTRIBUTION FEES. PMFD, a wholly-owned subsidiary of PMF, serves as the distributor of the Class A shares of each of the Funds. Prudential Securities, a wholly-owned subsidiary of Prudential, serves as the distributor for Class B and Class C shares of each of the Funds. PMFD and PSI incur distribution expenses under separate plans of distribution adopted by each Fund pursuant to Rule 12b-1 under the Investment Company Act (12b-1 Plans) and under separate distribution agreements. These expenses include (i) commissions and account servicing fees,
(ii) advertising expenses, (iii) the cost of printing and mailing prospectuses and (iv) indirect and overhead costs associated with the sale of each Fund's shares. Each Fund pays fees under each of its 12b-1 Plans as compensation to the respective distributors, not as reimbursement for expenses actually incurred.


    Each Fund has a 12b-1 Plan with respect to its Class A shares pursuant to which each Fund may pay PMFD for its distribution-related activities with respect to Class A shares at an annual rate of up to .30 of 1% of the average daily net assets of each Fund's respective Class A shares. Each Class A 12b-1 Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and/or the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of up to .25 of 1%) may not exceed .30 of 1% of the average daily net assets of the Class A shares. PMFD has agreed with each Fund to limit its distribution fees payable under their respective Class A 12b-1 Plans to .15 of 1% of the average daily net assets of each Fund's respective Class A shares for the fiscal year ending October 31, 1996, with respect to U.S. Government Fund, and for the fiscal year ending February 28, 1996, with respect to Government Income Fund.

    Government  Income Fund has a 12b-1 Plan  with respect to its Class B shares pursuant to which Government Income Fund may pay PSI for its distribution-related activities with respect to Class B shares at an annual rate of up to 1% of the average daily net assets up to $3 billion, .80 of 1% of the next $1 billion of such net assets and .50 of 1% of such net assets in excess of $4 billion. The Class B 12b-1 Plan provides for payment to PSI of (i) an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class B shares up to $3 billion, .55 of 1% of the next $1 billion of such net assets and .25 of 1% of such net assets in excess of $4 billion, and (ii) a service fee of up to .25 of 1% of the average daily net assets of the Class B shares. PSI has agreed to limit its distribution-related fees payable under the Class B 12b-1 Plan to .825 of 1% of the average daily net assets of the Class B shares for the fiscal year ending February 28, 1996.

    U.S. Government Fund has a 12b-1 Plan with respect to its Class B shares pursuant to which U.S. Government Fund may pay PSI for its distribution-related activities with respect to Class B shares at an annual rate of up to 1% of the average daily net assets of such Fund's Class B shares. The Class B 12b-1 Plan provides for payment to PSI of (i) an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class B shares, and (ii) a service fee of up to .25 of 1% of the average daily net assets of the Class B shares. PSI has agreed to limit its distribution-related fees payable under the Class B 12b-1 Plan to .85 of 1% of the average daily net assets of the Class B shares for the fiscal year ending October 31, 1996.

    Each Fund has a 12b-1 Plan with respect to its Class C shares pursuant to which each Fund may pay PSI for its distribution-related activities with respect to Class C shares at an annual rate of up to 1% of the average daily net assets of such Fund's Class C shares. Each Class C 12b-1 Plan provides for payment to PSI of (i) an asset-based sales charge of up to .75 of 1% of the average daily net assets of the Class C shares, and (ii) a service fee of up to .25 of 1% of the average daily net assets of the Class C shares. PSI has agreed to limit its distribution-related fees payable under each Fund's Class C 12b-1 Plan to .75 of 1% of the average daily net assets of each Fund's respective Class C shares for the fiscal year ending October 31, 1996, with respect to U.S. Government Fund, and for the fiscal year ending February 28, 1996, with respect to Government Income Fund.

    For the fiscal year ended October 31, 1994, U.S. Government Fund paid fees of $10,639 to PMFD under its Class A 12b-1 Plan, $1,155,906 to PSI under its Class B 12b-1 Plan and $42 to PSI under its Class C 12b-1 Plan. In addition, PMFD received approximately $72,400 in initial sales charges with respect to the Fund's Class A shares, PSI received approximately $446,200 in contingent deferred sales charges with respect to the Fund's Class B shares and PSI received approximately $42 in contingent deferred sales charges with respect to the Fund's Class C shares.

    For the fiscal year ended February 28, 1995, Government Income Fund paid fees of $143,341 to PMFD under its Class A 12b-1 Plan, $14,862,736 to PSI under its Class B 12b-1 Plan and $484 to PSI under its Class C 12b-1 Plan. In addition, PMFD received approximately $196,000 in initial sales charges with respect to the Fund's Class A shares, PSI received approximately $3,123,000 in contingent deferred sales charges with respect to the Fund's Class B shares and PSI received approximately $98 in contingent deferred sales charges with respect to the Fund's Class C shares.

    OTHER EXPENSES. Each Fund also pays certain other expenses in connection with its operation, including accounting, custodian, legal, audit, transfer agency and registration expenses.

    FEE WAIVERS AND SUBSIDY. PMF may from time to time waive all or a portion of its management fee and subsidize all or a portion of the operating expenses of each Fund. Fee waivers and expense subsidies will increase a Fund's yield and total return. The distributors of the Funds' shares may also from time to time waive all or a portion of the distribution expenses payable to them under the Funds' respective 12b-1 Plans. Any fee waiver or subsidy may be terminated at any time without notice after which a Fund's expenses will increase and its yield and total return will be reduced.


    EXPENSE RATIOS. For the fiscal year ended October 31, 1994, total expenses, excluding distribution fees, stated as a percentage of average net assets of U.S. Government Fund were .94%, .94% and 1.07% (annualized) for Class A, Class B and Class C shares, respectively. For the fiscal year ended February 28, 1995, total expenses, excluding distribution fees, stated as a percentage of average net assets of Government Income Fund were .83%, .80% and .88% (annualized) for Class A, Class B and Class C shares, respectively.

    Each Fund has the same Shareholder Transaction Expenses as shown below. There will not be any fee payable in the connection with this proposed transaction.



SHAREHOLDER TRANSACTION EXPENSES*      CLASS A SHARES            CLASS B SHARES                 CLASS C SHARES
                                       --------------  ----------------------------------  -------------------------
    Maximum Sales Load Imposed on
     Purchases (as a percentage of
     offering price).................        4%                       None                           None
    Maximum Sales Load or Deferred
     Sales Load Imposed on Reinvested
     Dividends.......................       None                      None                           None
    Deferred Sales Load (as a
     percentage of original purchase
     price or redemption proceeds,
     whichever is lower).............       None       5% during the first year,           1% on redemptions made
                                                       decreasing by 1% annually to 1% in  within one year of
                                                       the fifth and sixth years and 0%    purchase
                                                       the seventh year**
    Redemption Fees..................       None                      None                           None
    Exchange Fee.....................       None                      None                           None


------------------------------

 * Pursuant to rules of the National Association of Securities Dealers, Inc., the aggregate initial sales charges, deferred sales charges and asset-based sales charges on shares of each Fund may not exceed 6.25% of total gross sales, subject to certain exclusions. This 6.25% limitation is imposed on each Fund rather than on a per shareholder basis. Therefore long-term shareholders of either Fund may pay more in total sales charges than the economic equivalent of 6.25% of such shareholders' investment in such shares.



** Class B shares will automatically convert to Class A shares seven years after purchase.


    Set forth below is a comparison of each Fund's operating expenses for the fiscal year ended October 31, 1994, in the case of U.S. Government Fund, and the fiscal year ended February 28, 1995, in the case of Government Income Fund. The ratios are also shown on a pro forma (estimated) combined basis, giving effect to the reorganization.


    ANNUAL FUND
     OPERATING          U.S. GOVERNMENT FUND      GOVERNMENT INCOME FUND
   EXPENSES (AS A     -------------------------  -------------------------     PRO FORMA COMBINED
   PERCENTAGE OF                         CLASS                      CLASS   -------------------------
AVERAGE NET ASSETS)   CLASS A  CLASS B    C*     CLASS A  CLASS B    C**    CLASS A  CLASS B  CLASS C
--------------------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Management Fees.....    .50  %   .50  %  .50   %   .50  %  .500  %  .50   %   .50  %  .500  %   .50  %
12b-1 Fees***.......    .15      .85     .75       .15     .825     .75       .15     .825      .75
Other Expenses......    .44      .44     .44       .30     .300     .30       .30     .300      .30
                      -------  -------  -------  -------  -------  -------  -------  -------  -------
Total Fund Operating
 Expenses...........   1.09  %  1.79  % 1.69   %   .95  % 1.625  % 1.55   %   .95  % 1.625  %  1.55  %
                      -------  -------  -------  -------  -------  -------  -------  -------  -------
                      -------  -------  -------  -------  -------  -------  -------  -------  -------


------------------------------

  * Estimated based on expenses to have been incurred if Class C shares had been in existence during the entire fiscal year ended October 31, 1994.



 ** Estimated based on expenses to have been incurred if Class C shares had been in existence during the entire fiscal year ended February 28, 1995.



*** Although the Class A, Class B and Class C Distribution and Service Plans provide that each of the Funds may pay a distribution fee of up to .30 of 1% per annum of the average daily net assets of the Class A shares and 1% of the average daily net assets of each of the Class B and Class C shares, the Distributor has agreed to limit its distribution fees (i) with respect to each Fund's Class A shares to no more than .15 of 1% of the average daily net assets of the Class A shares, (ii) with respect to U.S. Government Fund's Class B shares to no more than .85 of 1% of the average daily net assets of such Fund's Class B shares, (iii) with respect to Government Income Fund's Class B shares to no more than .825 of 1% of the average daily net assets of such Fund's Class B shares, and (iv) with respect to each Fund's Class C shares to no more than .75 of 1% of the average daily net assets of the Class C shares.

    Set forth below is an example which shows the expenses that an investor in the combined Fund would pay on a $1,000 investment, based upon the pro forma ratios set forth above.

EXAMPLE                                                                          1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
You would pay the following expenses on a $1,000 investment, assuming (1) 5%
 annual return and (2) redemption at the end of each time period:
  Class A....................................................................   $      50    $      70    $      92    $     155
  Class B....................................................................   $      67    $      82    $     100    $     153
  Class C....................................................................   $      26    $      50    $      86    $     188
You would pay the following expenses on the same investment, assuming no redemption:
  Class A....................................................................   $      50    $      70    $      92    $     155
  Class B....................................................................   $      17    $      52    $      90    $     170
  Class C....................................................................   $      16    $      50    $      86    $     188

THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

PURCHASES AND REDEMPTIONS

    Purchases of shares of U.S. Government Fund and Government Income Fund are made through PSI, Pruco Securities Corporation (Prusec), an affiliated broker/dealer, or directly from the respective Fund through their transfer agent, PMFS, at the net asset value per share next determined after receipt of a purchase order by PMFS, Prusec or PSI plus, in the case of each Fund, a sales charge which may be imposed either (i) at the time of purchase (Class A shares) or (ii) on a deferred basis (Class B or Class C shares).

    The minimum initial investment for Class A and Class B shares of each Fund is $1,000 per class and $5,000 for Class C shares. The minimum subsequent investment is $100 for all classes. All minimum investment requirements are waived for certain retirement and employee savings plans or custodial accounts for the benefit of minors. For purchases made through the Automatic Savings Accumulation Plan, the minimum initial and subsequent investment is $50. With respect to both Funds, Class A shares are sold with an initial sales charge of up to 4.00% of the offering price. Class B shares are sold without an initial sales charge but are subject to a contingent deferred sales charge (5% during the first year decreasing by 1% annually to 1% in the fifth and sixth years and 0% in the seventh year) which will be imposed on certain redemptions made within six years of purchase. Although Class B shares are subject to higher ongoing distribution-related expenses than Class A shares, Class B shares will automatically convert to Class A shares (which are subject to lower ongoing distribution-related expenses) approximately seven years after purchase. Class C shares are sold without an initial sales charge and for one year after purchase are subject to a 1% contingent deferred sales charge on redemptions. Like Class B shares, Class C shares are subject to higher ongoing distribution-related expenses than Class A shares but, unlike Class B shares, Class C shares do not convert to another class.

    Shares of each Fund may be redeemed at any time at the net asset value next determined after PSI or PMFS receives the sell order. As indicated above, the proceeds of redemptions of Class B and Class C shares are subject to a contingent deferred sales charge. No contingent deferred sales charges will be imposed in connection with the reorganization.

EXCHANGE PRIVILEGES

    Shareholders of both Funds have an exchange privilege with certain other Prudential Mutual Funds, including one or more specified money market funds, subject to the minimum investment requirements of such funds. Class A, Class B and Class C shares of either Fund may be exchanged for Class A, Class B and Class C shares, respectively, of another fund on the basis of relative net asset value. No sales charge will be imposed at the time of the exchange. Any applicable contingent deferred sales charge payable upon the redemption of shares exchanged will be calculated from the first day of the month after the initial purchase excluding the time shares were held in a money market fund. Class B and Class C shares may not be exchanged into money market funds other than Prudential Special Money Market Fund. With respect to both Funds, an exchange for shares of another Prudential Mutual Fund is treated as a redemption and purchase for tax purposes.

DIVIDENDS AND DISTRIBUTIONS


    Each Fund expects to declare daily and pay dividends of net investment income, if any, monthly and make distributions of any net capital gains, if any, at least annually. Shareholders of both Funds receive dividends and other distributions in additional shares of the Fund unless they elect to receive them in cash. A U.S. Government Fund shareholder's election with respect to reinvestment of dividends and distributions in U.S. Government Fund will be automatically applied with respect to Government Income Fund shares he or she receives pursuant to the reorganization. Dividends paid by each Fund with respect to each of its respective classes of shares, to the extent any are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that each class will bear its own distribution expenses, generally resulting in lower dividends for Class B and Class C shares. Distributions of capital gains, if any, will be in the same amount for each class of shares of each of the respective Funds.



    As of October 31, 1994, U.S. Government Fund had a capital loss carryforward for federal income tax purposes of approximately $11,054,800. Accordingly, no capital gains distribution is expected to be paid to U.S. Government Fund shareholders until net gains have been realized in excess of such carryforward. Upon the consummation of the proposed reorganization, it is anticipated that all carryforward amounts existing at such time will be transferred to Government Income Fund, although such amounts will be subject to limitations under the Internal Revenue Code as to their use.



    As of February 28, 1995, Government Income Fund had a capital loss carryforward for federal income tax purposes of approximately $140,517,000. Accordingly, no capital gains distribution is expected to be paid to Government Income Fund shareholders until net gains have been realized in excess of such carryforwards.


FEDERAL TAX CONSEQUENCES OF PROPOSED REORGANIZATION

    Prior to the consummation of the reorganization, the Funds shall have received an opinion of Shereff, Friedman, Hoffman & Goodman, LLP, or a private letter ruling from the Internal Revenue Service (IRS), to the effect that the proposed reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Accordingly, no gain or loss will be recognized to either Fund upon the transfer of assets and the assumption of liabilities, if any, or to shareholders of U.S. Government Fund upon their receipt of shares of Government Income Fund solely in return for shares of U.S. Government Fund. The tax basis for the shares of Government Income Fund received by U.S. Government Fund shareholders will be the same as their tax basis for the shares of U.S. Government Fund to be constructively surrendered in exchange therefor. In addition, the holding period of the shares of Government Income Fund to be received pursuant to the reorganization will include the period during which the shares of U.S. Government Fund to be constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange. See "The Proposed Transaction -- Tax Considerations."

                             PRINCIPAL RISK FACTORS

    As the investment policies of both Funds are similar, the risks associated with such investments are also similar. Below is a summary of such risks. For a more complete discussion of the risks attendant to an investment in Government Income Fund, please see pages 8 through 16 of the Government Income Fund Prospectus, which accompanies this Prospectus and Proxy Statement and is incorporated herein by reference.

    Investors in Government Income Fund should recognize that U.S. Government securities, including those which are guaranteed by Federal agencies or instrumentalities, may or may not be backed by the "full faith and credit" of the United States. In the case of securities not backed by the full faith and credit of the United States, the Government Income Fund must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

    The Government Income Fund may engage in short selling and use leverage, including dollar rolls and bank borrowings, which entail additional risks to the Fund. The Fund may also engage in various hedging and income enhancement strategies, including derivative transactions such as the purchase and sale of put and call options on U.S. Government securities, transactions involving futures contracts on U.S. Government securities and options on such futures contracts and in interest rate swap transactions.

                            THE PROPOSED TRANSACTION

AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION

    The terms and conditions under which the proposed transaction may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Prospectus and Proxy Statement.

    The Plan contemplates (i) Government Income Fund acquiring all of the assets of U.S. Government Fund in exchange solely for shares of Government Income Fund and the assumption by Government Income Fund of U.S. Government Fund's liabilities, if any, as of the Closing Date (hereafter defined) and (ii) the constructive distribution on the date of the exchange, expected to occur on or about January 19, 1996 (the "Closing Date") of such Class A, Class B and Class C shares of Government Income Fund to the Class A, Class B and Class C shareholders of U.S. Government Fund, as provided for by the Plan.

    The assets of U.S. Government Fund to be acquired by Government Income Fund shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by U.S. Government Fund and any deferred or prepaid assets shown as assets on the books of U.S Government Fund. Government Income Fund will assume all debts, liabilities, obligations and duties of U.S. Government Fund of whatever kind or name, if any; provided, however, that U.S. Government Fund will utilize its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Government Income Fund will deliver to U.S Government Fund Class A, Class B and Class C shares of Government Income Fund, which U.S. Government Fund will then distribute to its Class A, Class B and Class C shareholders, respectively.

    The value of U.S. Government Fund assets to be acquired and liabilities to be assumed by Government Income Fund and the net asset value of a share of Government Income Fund will be determined as of 4:15 P.M., New York time, on the Closing Date and will be determined in accordance with the valuation procedures of the respective Fund's then-current Prospectus and Statement of Additional Information.

    As soon as practicable after the Closing Date, U.S. Government Fund will liquidate and distribute PRO RATA to its shareholders of record the Class A, Class B and Class C shares of Government Income Fund received by U.S. Government Fund in exchange for such shareholders' interest in U.S. Government Fund evidenced by their shares of U.S. Government Fund. Such liquidation and distribution will be accomplished by opening accounts on the books of Government Income Fund in the names of U.S. Government Fund shareholders and by transferring thereto the Class A, Class B and Class C shares of Government Income Fund previously credited to the account of U.S. Government Fund on those books. Each shareholder account shall represent the respective PRO RATA number of Government Income Fund shares due to such U.S. Government Fund shareholder. Fractional shares of Government Income Fund will be rounded to the third decimal place.

    Accordingly, every participating shareholder of U.S. Government Fund will own shares of Government Income Fund immediately after the reorganization that, except for rounding, will have a total value equal to the total value of that shareholder's respective Class A, Class B and Class C shares of U.S. Government Fund immediately prior to the reorganization. Moreover, because Class A, Class B and Class C shares of Government Income Fund will be issued at net asset value in exchange for net assets of U.S. Government Fund that, except for rounding, will equal the aggregate value of those shares, the net asset value per share of Government Income Fund will be unchanged. Thus, the reorganization will not result in a dilution of the value of any shareholder account. However, in general, each U.S. Government Fund shareholder will have a percentage of ownership in Government Income Fund substantially less than such shareholder's current percentage of ownership of U.S. Government Fund because, while such shareholder will have the same dollar amount invested initially in Government
Income Fund that he or she had invested in U.S. Government Fund, his or her investment will represent a smaller percentage of the combined net assets of Government Income Fund and U.S. Government Fund.

    Any transfer taxes payable upon issuance of shares of Government Income Fund in a name other than that of the registered holder of the shares on the books of U.S. Government Fund as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of U.S. Government Fund will continue to be the responsibility of U.S. Government Fund up to and including the Closing Date and such later date on which U.S. Government Fund is liquidated.

    The consummation of the proposed transaction is subject to a number of conditions set forth in the Plan, some of which may be waived by the Board of Directors/Trustees of the Funds. The Plan may be terminated and the proposed transaction abandoned at any time, before or after approval by the shareholders of U.S. Government Fund, prior to the Closing Date. In addition, the Plan may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting of shareholders of U.S. Government Fund that would detrimentally affect the value of Government Income Fund shares to be distributed.

REASONS FOR THE REORGANIZATION AND LIQUIDATION

    The Trustees of U.S. Government Fund, including a majority of the Independent Trustees, have determined that the interests of U.S. Government Fund shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of U.S.

Government Fund. In addition, the Board of Directors of Government Income Fund, including a majority of the Independent Directors, has determined that the interests of Government Income Fund shareholders will not be diluted as a result of the proposed transaction and that the proposed transaction is in the best interests of the shareholders of Government Income Fund.

    The reasons for the proposed transaction are described above under "Synopsis -- Reasons for the Proposed Reorganization and Liquidation." The Board of Directors/Trustees of the Funds based their decision to approve the Plan on an inquiry into a number of factors, including the following:

    (1) the relative past growth in assets and investment performance and future prospects of the Funds;

    (2) the effect of the proposed transaction on the expense ratios of each Fund;

    (3) the costs of the reorganization, which will be paid for by each Fund in proportion to its respective asset level;

    (4) the tax-free nature of the reorganization to the Funds and their shareholders;

    (5) the potential benefits to PMF, PMFD and PSI (see "Synopsis -- Fees and Expenses" above); and

    (6)  the   compatibility  of   the  investment   objectives,  policies   and
       restrictions of the Funds.

    If the Plan is not approved by U.S. Government Fund shareholders, the U.S. Government Fund Trustees may consider other appropriate action, such as the liquidation of U.S. Government Fund or a merger or other business combination with an investment company other than Government Income Fund.

DESCRIPTION OF SECURITIES TO BE ISSUED

    Government Income Fund is authorized to issue 2,000,000,000 shares of common stock with $.01 par value per shares and currently offers Class A, Class B and Class C shares. Class A, Class B and Class C shares of Government Income Fund will be issued to Class A, Class B and Class C shareholders, respectively, of U.S. Government Fund on the Closing Date. Each share represents an equal and proportionate interest in Government Income Fund. Shares entitle their holders to one vote per full share and fractional votes for fractional shares held. Each share of Government Income Fund has equal voting, dividend and liquidation rights with other shares, except that (i) each class has exclusive voting rights with respect to its distribution and service plan (except that Government Income Fund has agreed with the SEC in connection with the offering of a conversion feature on Class B shares to submit any amendment of the Class A Plan to both Class A and Class B shareholders), (ii) each class bears different distribution expenses, (iii) each class has a different exchange privilege and (iv) only Class B shares have a conversion feature.

TAX CONSIDERATIONS

    Prior to the Closing, U.S. Government Fund will receive an opinion from Shereff, Friedman, Hoffman & Goodman, LLP, or a private letter ruling from the IRS, to the effect that (1) the proposed transaction described above will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code; (2) no gain or loss will be recognized by shareholders of U.S. Government Fund upon their receipt of shares, including fractional shares, of Government Income Fund in exchange for their shares of U.S. Government Fund (Internal Revenue Code Section 354(a)(1)); (3) no gain or loss will be recognized by U.S. Government Fund upon the transfer of its assets to Government Income Fund in exchange solely for shares of Government Income Fund and the assumption by Government Income Fund of U.S. Government Fund's liabilities, if any, and the subsequent distribution of those shares to its shareholders in liquidation thereof (Internal Revenue Code Sections 361(a) and 357(a)); (4) no gain or loss will be recognized by

Government Income Fund upon the receipt of such assets in exchange solely for Government Income Fund shares and its assumption of U.S. Government Fund's liabilities, if any (Internal Revenue Code Section 1032(a)); (5) Government Income Fund's basis for the assets received pursuant to the reorganization will be the same as the basis thereof in the hands of U.S. Government Fund immediately before the reorganization, and the holding period of those assets in the hands of Government Income Fund will include the holding period thereof in U.S. Government Fund hands (Internal Revenue Code Sections 362(b) and 1223(2));
(6) U.S. Government Fund shareholders' basis for the shares of Government Income Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of U.S. Government Fund constructively surrendered in exchange therefor (Internal Revenue Code Section 358(a)(1)); and (7) the holding period of the shares of Government Income Fund to be received by the shareholders of U.S. Government Fund pursuant to the reorganization will include the period during which the shares of U.S. Government Fund constructively surrendered in exchange therefor were held, provided the latter shares were held as capital assets by the shareholders on the date of the exchange (Internal Revenue Code Section 1223(1)).

CERTAIN COMPARATIVE INFORMATION ABOUT THE FUNDS

    ORGANIZATION. Government Income Fund is a Maryland corporation and the rights of its shareholders are governed by its Articles of Incorporation, By-Laws and the Maryland General Corporation Law. U.S. Government Fund is a Massachusetts business trust and the rights of its shareholders are governed by its Declaration of Trust and By-Laws and Massachusetts common law.

    CAPITALIZATION. Government Income Fund has issued shares of common stock, par value $.01 per share. Its Articles of Incorporation authorize it to issue 2,000,000,000 shares to be divided initially into three classes, consisting of 666,666,666 2/3 shares of Class A, Class B and Class C common stock. U.S. Government Fund has issued shares of beneficial interest, par value $.01 per share. The Declaration of Trust of U.S. Government Fund permits the Trustees to issue an unlimited number of full and fractional shares in separate series, with classes within such series.

    SHAREHOLDER MEETINGS AND VOTING RIGHTS. Generally, neither Fund is required to hold annual meetings of its shareholders. Each Fund is required to call a meeting of shareholders for the purpose of voting upon the question of removal of a Director/Trustee when requested in writing to do so by the holders of at least 10% of the Fund's outstanding shares. In addition, each Fund is required to call a meeting of shareholders for the purpose of electing Directors/Trustees if, at any time, less than a majority of the Directors/Trustees holding office were elected by shareholders.

    Shareholders of each Fund are entitled to one vote for each share on all matters submitted to a vote of its shareholders under Maryland or Massachusetts law, as the case may be. Approval of certain matters, such as an amendment to the Articles of Incorporation or Declaration of Trust, as the case may be, a merger, consolidation or transfer of all or substantially all assets, dissolution and removal of a Director/Trustee, requires the affirmative vote of a majority of the votes entitled to be cast. Other matters require the approval of the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present.

    Each Fund's By-Laws provide that a majority of the outstanding shares shall constitute a quorum for the transaction of business at a shareholders' meeting. Matters requiring a larger vote by law or under the organizational documents for each Fund are not affected by such quorum requirements.

    SHAREHOLDER LIABILITY. Under Maryland law, shareholders of Government Income Fund have no personal liability for Government Income Fund's acts or obligations. Under Massachusetts law, however, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for its obligations. The Declaration of Trust relating to U.S. Government Fund, however, contains an express disclaimer of liability for the acts, obligations or affairs of U.S. Government Fund. The Declaration of Trust also provides for indemnification and reimbursement of claims, liabilities and expenses incurred by a shareholder of the U.S. Government Fund by reason of his having been a shareholder.


    LIABILITY AND INDEMNIFICATION OF DIRECTORS/TRUSTEES. Under Government Income Fund's Articles of Incorporation and Maryland law, a director or officer of the Fund is not liable to the Fund or its shareholders for monetary damages for breach of fiduciary duty as a Director or officer except to the extent such exemption from liability or limitation thereof is not permitted by law, including the Investment Company Act. Under U.S. Government Fund's Declaration of Trust, no Trustee or officer of U.S. Government Fund shall be liable to U.S. Government Fund or its shareholders for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties.


    Under the Investment Company Act, a Director/Trustee may not be protected against liability to the Fund and its security holders to which he would otherwise be subject as a result of his willful misfeasance, bad faith or gross negligence in the performance of his duties, or by reason of reckless disregard of his obligations and duties. The staff of the SEC interprets the Investment Company Act to require additional limits on indemnification of Directors/Trustees and officers.

PRO FORMA CAPITALIZATION AND RATIOS

    The following table shows the capitalization of each Fund as of August 31, 1995 and the pro forma combined capitalization of both Funds as if the reorganization had occurred on that date.

                                  U.S. GOVERNMENT FUND      GOVERNMENT INCOME FUND       PRO FORMA COMBINED
                                -------------------------  -------------------------  -------------------------
                                CLASS A  CLASS B  CLASS C  CLASS A  CLASS B  CLASS C  CLASS A  CLASS B  CLASS C
Net Assets (000)..............  $47,080  $79,075  $  194   $915,780 $621,267 $  606   $962,860 $700,342 $  800
Net Asset Value per share.....  $ 10.01  $ 10.01  $10.01   $  8.98  $  8.99  $ 8.99   $  8.98  $  8.99  $ 8.99
Shares Outstanding (000)......    4,705    7,899      19   101,972   69,129      67   107,214   77,925      89

    The following table shows the ratio of expenses to average net assets and the ratio of net investment income to average net assets of U.S. Government Fund for the fiscal year ended October 31, 1994 and of Government Income Fund for the fiscal year ended February 28, 1995. The ratios are also shown on a pro forma combined basis.

                                  U.S. GOVERNMENT FUND      GOVERNMENT INCOME FUND       PRO FORMA COMBINED
                                -------------------------  -------------------------  -------------------------
                                CLASS A  CLASS B  CLASS C  CLASS A  CLASS B  CLASS C  CLASS A  CLASS B  CLASS C
Ratio of expenses to average
 net assets...................   1.09  %  1.75  %  1.82  %*   .98  %  1.66  %  1.63  %*   .95  %  1.62  5%  1.55  %*
Ratio of net investment income
 to average net assets........   6.35  %  5.65  %  6.25  %*  7.45  %  6.17  %  6.69  %*  7.45  %  6.17  %  6.69  %*

------------------------
*   Annualized

                    INFORMATION ABOUT GOVERNMENT INCOME FUND

FINANCIAL INFORMATION

    For condensed financial information for Government Income Fund, see "Financial Highlights" in the Government Income Fund Prospectus and Annual Report to Shareholders, which accompany this Prospectus and Proxy Statement. Also see Appendix B, which contains Government Income Fund's Semi-Annual Report to Shareholders for the six months ended August 31, 1995.

GENERAL

    For a discussion of the organization, classification and sub-classification of Government Income Fund, see "General Information" and "Fund Highlights" in the Government Income Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

    For a discussion of Government Income Fund's investment objective and policies and risk factors associated with an investment in Government Income Fund, see "How the Fund Invests" in the Government Income Fund Prospectus.

DIRECTORS

    For a discussion of the responsibilities of Government Income Fund's Board of Directors, see "How the Fund is Managed" in the Government Income Fund Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of Government Income Fund's Manager, subadviser and portfolio manager, see "How the Fund is Managed -- Manager" in the Government Income Fund Prospectus.

PERFORMANCE

    For a discussion of Government Income Fund's performance during the fiscal year ended February 28, 1995, see the Government Income Fund Prospectus and Annual Report to Shareholders, which accompany this Prospectus and Proxy Statement. Also see Appendix B, which contains the Fund's Semi-Annual Report to Shareholders for the six months ended August 31, 1995.

GOVERNMENT INCOME FUND SHARES

    For a discussion of Government Income Fund's Class A, Class B and Class C shares, including voting rights and exchange rights, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the Government Income Fund Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of Government Income Fund Class A, Class B and Class C shares is determined, see "How the Fund Values its Shares" in the Government Income Fund Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of Government Income Fund's policy with respect to dividends and distributions and the tax consequences of an investment in Government Income Fund Class A, Class B or Class C shares, see "Taxes, Dividends and Distributions" in the Government Income Fund Prospectus.

ADDITIONAL INFORMATION

    Government Income Fund is subject to the informational requirements of the Investment Company Act and in accordance therewith files reports and other information with the SEC. Proxy material, reports and other information filed by Government Income Fund can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                     INFORMATION ABOUT U.S. GOVERNMENT FUND

FINANCIAL INFORMATION

    For condensed financial information for U.S. Government Fund, see "Financial Highlights" in the U.S. Government Fund Prospectus and Annual Report to Shareholders, which accompany this Prospectus and Proxy Statement. Also see
Appendix C, which contains U.S. Government Fund's Semi-Annual Report to Shareholders for the six months ended April 30, 1995.

GENERAL

    For a discussion of the organization, classification and sub-classification of U.S. Government Fund, see "General Information" and "Fund Highlights" in the U.S. Government Fund Prospectus.

INVESTMENT OBJECTIVE AND POLICIES

    For a discussion of U.S. Government Fund's investment objective and policies, see "How the Fund Invests" in the U.S. Government Fund Prospectus.

TRUSTEES

    For a discussion of the responsibilities of U.S. Government Fund's Trustees, see "How the Fund is Managed" in the U.S. Government Fund Prospectus.

MANAGER AND PORTFOLIO MANAGER

    For a discussion of U.S. Government Fund's Manager, subadviser and portfolio manager, see "How the Fund is Managed -- Manager" in the U.S. Government Fund Prospectus.

PERFORMANCE

    For a discussion of U.S. Government Fund's performance during the fiscal year ended October 31, 1994, see the U.S. Government Fund Prospectus and Annual Report to Shareholders, which accompany this Prospectus and Proxy Statement. Also see Appendix C, which contains the Fund's Semi-Annual Report to Shareholders, for performance information for the six months ended April 30, 1995.

U.S. GOVERNMENT FUND'S SHARES

    For a discussion of U.S. Government Fund's Class A, Class B and Class C shares, including voting rights, exchange rights and the conversion feature of Class B shares, and how the shares may be purchased and redeemed, see "Shareholder Guide" and "How the Fund is Managed" in the U.S. Government Fund Prospectus.

NET ASSET VALUE

    For a discussion of how the offering price of U.S. Government Fund's Class A, Class B and Class C shares is determined, see "How the Fund Values its Shares" in the U.S. Government Fund Prospectus.

TAXES, DIVIDENDS AND DISTRIBUTIONS

    For a discussion of U.S. Government Fund's policy with respect to dividends and distributions and the tax consequences of an investment in U.S. Government Fund's Class A, Class B or Class C shares, see "Taxes, Dividends and Distributions" in the U.S. Government Fund Prospectus.

ADDITIONAL INFORMATION

    U.S. Government Fund is subject to the informational requirements of the Investment Company Act and in accordance therewith files reports and other information with the SEC. Reports and other information filed by U.S. Government Fund can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511). Copies of such material can also be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

                               VOTING INFORMATION

    If the accompanying form of Proxy is executed properly and returned, shares represented by it will be voted at the Meeting in accordance with the instructions on the Proxy. However, if no instructions are specified, shares will be voted for the proposal. A Proxy may be revoked at any time prior to the time it is voted by written notice to the Secretary of U.S. Government Fund or by attendance at the Meeting. If sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of Proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote all shares that they are entitled to vote for the proposed adjournment, unless directed to disapprove the proposal, in which case such shares will be voted against the proposed adjournment. In the event that the Meeting is adjourned, the same procedures will apply at a later Meeting date.


    If a Proxy that is properly executed and returned, accompanied by instructions to withhold authority to vote (an abstention) or represents a broker "non-vote" (that is, a Proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power), the shares represented thereby will be considered not to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business and be deemed not cast with respect to such proposal. If no instructions are received by the broker or nominee from the shareholder with reference to routine matters, the shares represented thereby may be considered for purposes of determining the existence of a quorum for the transaction of business and will be deemed cast with respect to such proposal. Also, a properly executed and returned Proxy marked with an abstention will be considered present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. However, abstentions and broker "non-votes" do not constitute a vote "for" or "against" the matter, but have the effect of a negative vote on matters which require approval by a requisite percentage of the outstanding shares.



    The close of business on November 2, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting. On that date, U.S. Government Fund had 4,677,177 Class A shares, 7,656,281 Class B shares and 20,924 Class C shares outstanding and entitled to vote.



    Each share of U.S. Government Fund will be entitled to one vote at the Meeting. It is expected that the Notice of Special Meeting, Prospectus and Proxy Statement and form of Proxy will be mailed to shareholders on or about November 21, 1995.



    As of November 2, 1995, the Trustees and officers of U.S. Government Fund, as a group, owned less than 1% of the outstanding shares of such Fund.

    As of November 2, 1995, the following shareholders owned beneficially or of record 5% or more of U.S. Government Fund's outstanding Class A, Class B or Class C shares: Prudential Bank & Trust Co., C/F the Rollover IRA of Alfred L. Patnode, 9 Worcester Street, Keene, New Hampshire owned 1,491 Class C shares (approximately 7% of the outstanding Class C shares); Prudential Securities C/F, Irving Lublin IRA Rollover DTD 09/14/94, 11423 Fairoak Drive, Silver Spring, Maryland owned 1,607 Class C shares (approximatley 8% of the outstanding Class C shares); Rose Marie Princi, P.O. Box 479, 12 Mary Pitkin Path, Shoreham, New York owned 1,081 Class C shares (approximately 5% of the outstanding Class C shares); Claire J. De Simone & Janet R. De Simone Ten Com, 207-03 36th Avenue, Bayside, New York owned 1,865 Class C shares (approximately 9% of the outstanding Class C shares); Scott Wolstein, James Schoff & Joan Algood CO-TTEES, DDR Corp 401 K Plan, 34555 Chagrin Boulevard, Moreland Hills, Ohio owned 1,109 Class C shares (approximately 5% of the outstanding Class C shares);
Eleanor G. Rogan, 8210 Bowie, Omaha, Nebraska owned 1,510 Class C shares (approximately 7% of the outstanding Class C shares); E. N. Buckley, Frances Buckley CO-TTEES, The Buckley Family Trust, UA DTD 12/20/94, 9767 Limar Way, San Diego, California owned 1,058 Class C shares (approximately 5% of the outstanding Class C shares); Sandra Lee Reyes C/F, Christopher Reyes, Under the TX UGMA, 6005 Larimer Square, San Antonio, Texas owned 1,088 Class C shares (approximately 5% of the outstanding Class C shares); and Christopher Lange TTEE, Sylvia-Jean K. Rogan Trust UA DTD 03/20/95, C/O Eleanor G. Rogan, 8210 Bowie Drive, Omaha, Nebraska owned 1,576 Class C shares (approximately 8% of the outstanding Class C shares).



    As of November 2, 1995, Prudential Securities was the record holder for other beneficial owners of 2,845,429 Class A shares (or approximately 61% of the outstanding Class A shares), 4,244,192 Class B shares (or approximately 55% of the outstanding Class B shares) and 11,013 Class C shares (or approximately 53% of the outstanding Class C shares) of the U.S. Government Fund. In the event of any meetings of shareholders, Prudential Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.


    The expenses of reorganization and solicitation will be borne by U.S. Government Fund and Government Income Fund in proportion to their respective assets and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to the shareholders of U.S. Government Fund. The Trustees of U.S. Government Fund have retained Shareholder Communications Corporation, a proxy solicitation firm, to assist in the solicitation of proxies for the Meeting. The fees and expenses of Shareholder Communications Corporation are not expected to exceed $12,600, excluding mailing and printing costs. The solicitation of Proxies will be largely by mail but may include telephonic, telegraphic or oral communication by regular employees of Prudential Securities and its affiliates, including PMF. This cost, including specified expenses, also will be borne by U.S. Government Fund and Government Income Fund in proportion to their respective assets.

                                 OTHER MATTERS

    No business other than as set forth herein is expected to come before the Meeting, but should any other matter requiring a vote of shareholders of U.S. Government Fund arise, including any question as to an adjournment of the Meeting, the persons named in the enclosed Proxy will vote thereon according to their best judgment in the interests of U.S. Government Fund, taking into account all relevant circumstances.

                            SHAREHOLDERS' PROPOSALS

    Any U.S. Government Fund shareholder proposal intended to be presented at any subsequent meeting of the shareholders of U.S. Government Fund must be received by U.S. Government Fund a reasonable time before the Trustees' solicitation relating to such meeting is made in order to be included in U.S. Government Fund's Proxy Statement and form of Proxy relating to that meeting. The mere submission of a proposal by a shareholder does not guarantee that such proposal will be included in the proxy statement because certain rules under the federal securities laws must be complied with before inclusion of the proposal is required. In the event that the Plan is approved at this Meeting, it is not expected that there will be any future shareholder meetings of U.S. Government Fund.

    It is the present intent of the Trustees of U.S. Government Fund and of the Board of Directors of the Government Income Fund not to hold annual meetings of shareholders unless the election of Directors/ Trustees is required under the Investment Company Act nor to hold special meetings of shareholders unless required by the Investment Company Act or state law.

                                          S. Jane Rose
                                          SECRETARY

Dated November 17, 1995

                                                                      APPENDIX A


              AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION



    Agreement and Plan of Reorganization and Liquidation (Agreement) made as of the 28th day of September, 1995, by and between Prudential U.S. Government Fund (U.S. Government Fund) and Prudential Government Income Fund, Inc. (Income Fund) (collectively, the Funds and each individually, a Fund). U.S. Government Fund is a Massachusetts business trust and maintains its principal place of business at One Seaport Plaza, New York, New York 10292. Income Fund is a corporation organized under the laws of the State of Maryland and maintains its principal place of business at One Seaport Plaza, New York, New York 10292. Each Fund is divided into three classes, designated Class A, Class B and Class C.


    This Agreement is intended to be, and is adopted as, a plan of reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The reorganization will comprise the transfer of substantially all of the assets of U.S. Government Fund, in exchange solely for shares of the Income Fund and Income Fund's assumption of U.S.
Government Fund's liabilities, if any, incurred in the ordinary course of business and the constructive distribution, after the Closing Date hereinafter referred to, of such shares of the Income Fund to the shareholders of U.S. Government Fund in liquidation of U.S. Government Fund as provided herein, all upon the terms and conditions as hereinafter set forth.

    In consideration of the premises and of the covenants and agreements set forth herein, the parties covenant and agree as follows:

1. TRANSFER OF ASSETS OF U.S. GOVERNMENT FUND IN EXCHANGE FOR SHARES OF THE INCOME FUND AND ASSUMPTION OF LIABILITIES, IF ANY, AND LIQUIDATION OF U.S. GOVERNMENT FUND.

1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, U.S. Government Fund agrees to sell, assign, transfer and deliver its assets, as set forth in paragraph 1.2, to Income Fund, and Income Fund agrees (a) to issue and deliver to U.S.
Government Fund in exchange therefor the number of shares in Income Fund determined by dividing the net asset value of U.S. Government Fund allocable to shares of Class A, Class B and Class C, respectively (computed in the manner and as of the time and date set forth in paragraph 2.1), by the net asset value allocable to a Class A, Class B and Class C share, respectively, of the Income Fund (computed in the manner and as of the time and date set forth in paragraph 2.2); and (b) to assume all of U.S. Government Fund's liabilities, if any, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3 (Closing).

1.2 The assets of U.S. Government Fund to be acquired by Income Fund shall include without limitation all cash, cash equivalents, securities, receivables (including interest and dividends receivable) and other property of any kind owned by U.S. Government Fund and any deferred or prepaid expenses shown as assets on the books of U.S. Government Fund on the closing date provided in paragraph 3 (Closing Date). Income Fund has no plan or intent to sell or otherwise dispose of any assets of U.S. Government Fund.

1.3 Except as otherwise provided herein, Income Fund will assume all debts, liabilities, obligations and duties of U.S. Government Fund of whatever kind or nature, whether absolute, accrued, contingent or otherwise, whether or not determinable as of the Closing Date and whether or not specifically referred to in this Agreement; provided, however, that U.S. Government Fund agrees to utilize its best efforts to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date.

1.4 On or immediately prior to the Closing Date, U.S. Government Fund will declare and pay to its shareholders of record dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of its investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gains, if any, for all taxable years through its liquidation.

1.5 On a date (Liquidation Date), as soon after the Closing Date as is conveniently practicable, U.S. Government Fund will take all necessary action to terminate its Declaration of Trust and distribute PRO RATA to its Class A, Class B and Class C shareholders of record, respectively, determined as of the close of business on the Closing Date, the Class A, Class B and Class C shares, respectively, of the Income Fund, received by U.S. Government Fund pursuant to paragraph 1.1 in exchange for their interest in U.S. Government Fund. Such distribution will be accomplished by opening accounts on the books of the Income Fund in the names of U.S. Government Fund shareholders and transferring thereto the shares credited to the account of U.S. Government Fund on the books of the Income Fund. Each account opened shall be credited with the respective PRO RATA number of shares of the Income Fund due each U.S. Government Fund Class A, Class B and Class C shareholder, respectively. Fractional shares of the Income Fund shall be rounded to the third decimal place.


1.6 The Income Fund shall not issue certificates representing its shares in connection with such exchange. With respect to any U.S. Government Fund shareholder holding U.S. Government Fund share certificates as of the Closing Date, until the Income Fund is notified by U.S. Government Fund's transfer agent that such shareholder has surrendered his or her outstanding U.S. Government Fund share certificates or, in the event of lost, stolen or destroyed share certificates, posted adequate bond or submitted a lost certificate form, as the case may be, the Income Fund will not permit such shareholder to (1) receive dividends or other distributions on the Income Fund shares in cash (although such dividends and distributions shall be credited to the account of such shareholder established on Income Fund's books pursuant to paragraph 1.5, as provided in the next sentence), (2) exchange the Income Fund shares credited to such shareholder's account for shares of other Prudential Mutual Funds, or (3) pledge or redeem such shares. In the event that a shareholder is not permitted to receive dividends or other distributions on the Income Fund shares in cash as provided in the preceding sentence, the Income Fund shall pay such dividends or other distributions in additional Income Fund shares, notwithstanding any election such shareholder shall have made previously with respect to the payment of dividends or other distributions on shares of U.S. Government Fund. U.S. Government Fund will, at its expense, request its shareholders to surrender their outstanding U.S. Government Fund share certificates, post adequate bond or submit a lost certificate form, as the case may be.


1.7 Ownership of the Income Fund shares will be shown on the books of Income Fund's transfer agent. Shares of Income Fund will be issued in the manner described in Income Fund's then-current prospectus and statement of additional information.

1.8 Any transfer taxes payable upon issuance of shares of the Income Fund in a name other than the registered holder of the shares on the books of U.S. Government Fund as of that time shall be paid by the person to whom such shares are to be issued as a condition to the registration of such transfer.

1.9   Any reporting  responsibility to  the Securities  and Exchange  Commission
(SEC) or any state securities commission of U.S. Government Fund is and shall remain the responsibility of U.S. Government Fund up to and including the Liquidation Date.


1.10 All books and records of U.S. Government Fund, including all books and records required to be maintained under the Investment Company Act of 1940 (Investment Company Act) and the rules and regulations thereunder, shall be available to Income Fund from and after the Closing Date and shall be turned over to Income Fund on or prior to the Liquidation Date.

2.  VALUATION

2.1 The value of U.S. Government Fund's assets and liabilities to be acquired and assumed, respectively, by Income Fund shall be the net asset value computed as of 4:15 p.m. on the Closing Date (such time and date being hereinafter called the Valuation Time), using the valuation procedures set forth in U.S. Government Fund's then-current prospectus and statement of additional information.

2.2 The net asset value of a share of the Income Fund shall be the net asset value per such share computed as of the Valuation Time, using the valuation procedures set forth in Income Fund's then-current prospectus and statement of additional information.

2.3 The number of Income Fund shares to be issued (including fractional shares, if any) in exchange for U.S. Government Fund net assets shall be calculated as set forth in paragraph 1.1.

2.4 All computations of net asset value shall be made by or under the direction of Prudential Mutual Fund Management, Inc. (PMF) in accordance with its regular practice as manager of the Funds.

3.  CLOSING AND CLOSING DATE


3.1 The Closing Date shall be January 19, 1996, or such later date as the parties may agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be at the office of Income Fund or at such other place as the parties may agree.


3.2 State Street Bank and Trust Company (State Street), as custodian for U.S. Government Fund, shall deliver to Income Fund at the Closing a certificate of an authorized officer of State Street stating that (a) U.S. Government Fund's portfolio securities, cash and any other assets have been transferred in proper form to Income Fund on the Closing Date and (b) all necessary taxes, if any, have been paid, or provision for payment has been made, in conjunction with the transfer of portfolio securities.

3.3 In the event that immediately prior to the Valuation Time (a) the New York Stock Exchange (NYSE) or other primary exchange is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or other primary exchange or elsewhere is disrupted so that accurate appraisal of the value of the net assets of U.S. Government Fund and/or of the net asset value per share of the Income Fund is impracticable, the Closing Date shall be postponed until the first business day after the date when such trading shall have been fully resumed and such reporting shall have been restored.

3.4 U.S. Government Fund shall deliver to Income Fund on or prior to the Liquidation Date the names and addresses of its shareholders and the number of outstanding shares owned by each such shareholder, all as of the close of business on the Closing Date, certified by the Secretary or Assistant Secretary of U.S. Government Fund. Income Fund shall issue and deliver to U.S. Government Fund at the Closing a confirmation or other evidence satisfactory to U.S.
Government Fund that shares of the Income Fund have been or will be credited to U.S. Government Fund's account on the books of the Income Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, receipts and other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

4.  REPRESENTATIONS AND WARRANTIES

4.1  U.S. Government Fund represents and warrants as follows:

    4.1.1 U.S. Government Fund is a business trust duly organized and validly existing under the laws of the Commonwealth of Massachusetts;

    4.1.2 U.S. Government Fund is an open-end management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

    4.1.3 U.S. Government Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of its Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which U.S. Government Fund is a party or by which U.S. Government Fund is bound;

    4.1.4 All material contracts or other commitments of U.S. Government Fund, except this Agreement, will be terminated on or prior to the Closing Date without U.S. Government Fund or Income Fund incurring any liability or penalty with respect thereto;

    4.1.5 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against U.S. Government Fund or any of its properties or assets. U.S. Government Fund knows of no facts that might form the basis for the institution of such proceedings, and U.S. Government Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

    4.1.6 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of U.S. Government Fund at October 31, 1994 and for the year then ended (copies of which have been furnished to Income Fund) have been audited by Deloitte & Touche LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of U.S. Government Fund as of and for the period ended on such date, and there are no material known liabilities of U.S. Government Fund (contingent or otherwise) not disclosed therein;

    4.1.7 Since October 31, 1994, there has not been any material adverse change in U.S. Government Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by U.S. Government Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by Income Fund. For the purposes of this paragraph 4.1.7, a decline in net asset value, net asset value per share or change in the number of shares outstanding shall not constitute a material adverse change;

    4.1.8 At the date hereof and at the Closing Date, all federal and other tax returns and reports of U.S. Government Fund required by law to have been filed on or before such dates shall have been timely filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of U.S. Government Fund's knowledge, all federal or other taxes required to be shown on any such return or report have been shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

    4.1.9 For each past taxable year since it commenced operations, U.S. Government Fund has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, U.S. Government Fund has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

    4.1.10 All issued and outstanding shares of U.S. Government Fund are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable by U.S. Government Fund. All issued and outstanding shares of U.S. Government Fund will, at the time of the Closing, be held in the name of the persons and in the amounts set forth in the list of shareholders submitted to Income Fund in accordance with the provisions of paragraph 3.4. U.S. Government Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into any of its shares, except for the Class B shares which have the conversion feature described in U.S. Government Fund's then-current prospectus;

    4.1.11 At the Closing Date, U.S. Government Fund will have good and marketable title to its assets to be transferred to Income Fund pursuant to paragraph 1.1, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens, claims, charges or other encumbrances, and, upon delivery and payment for such assets, Income Fund will acquire good and marketable title thereto;

    4.1.12 The execution, delivery and performance of this Agreement has been duly authorized by the Trustees of U.S. Government Fund and by all necessary corporate action, other than shareholder approval, on the part of U.S. Government Fund, and this Agreement constitutes a valid and binding obligation of U.S. Government Fund, subject to shareholder approval;

    4.1.13 The information furnished and to be furnished by U.S. Government Fund for use in applications for orders, registration statements, proxy materials and other documents that may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is in compliance and shall comply in all material respects with applicable federal securities and other laws and regulations; and


    4.1.14 On the effective date of the registration statement filed with the SEC by Income Fund on Form N-14 relating to the shares of the Income Fund issuable thereunder, and any supplement or amendment thereto (Registration Statement), at the time of the meeting of the shareholders of U.S. Government Fund and on the Closing Date, the Proxy Statement of U.S. Government Fund, the Prospectus of the Income Fund and the Statements of Additional Information of both Funds to be included in the Registration Statement (collectively, Proxy Statement) (i) will comply in all material respects with the provisions and regulations of the Securities Act of 1933 (1933 Act), Securities Exchange Act of 1934 (1934 Act) and the Investment Company Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein in light of the circumstances under which they were made or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this paragraph

    4.1.14 shall not apply to statements in or omissions from the Proxy Statement and Registration Statement made in reliance upon and in conformity with information furnished by Income Fund for use therein.

4.2  Income Fund represents and warrants as follows:

    4.2.1 Income Fund is a corporation duly organized and validly existing under the laws of the State of Maryland;

    4.2.2 Income Fund is an open-end management investment company duly registered under the Investment Company Act, and such registration is in full force and effect;

    4.2.3 Income Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of its Articles of Incorporation or By-Laws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which Income Fund is a party or by which Income Fund is bound;

    4.2.4 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against Income Fund or any of its properties or assets, except as previously disclosed in writing to U.S. Government Fund. Income Fund knows of no facts that might form the basis for the institution of such proceedings, and Income Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

    4.2.5 The Portfolio of Investments, Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets, and Financial Highlights of the Income Fund at February 28, 1995 and for the fiscal year then ended (copies of which have been furnished to U.S. Government Fund) have been audited by Deloitte & Touche LLP, independent accountants, in accordance with generally accepted auditing standards. Such financial statements are prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations, changes in net assets and financial highlights of the Income Fund as of and for the period ended on such date, and there are no material known liabilities of the Income Fund (contingent or otherwise) not disclosed therein;

    4.2.6 Since February 28, 1995, there has not been any material adverse change in the Income Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by Income Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by U.S. Government Fund. For the purposes of this paragraph 4.2.6, a decline in net asset value per share or a decrease in the number of shares outstanding shall not constitute a material adverse change;

    4.2.7 At the date hereof and at the Closing Date, all federal and other tax returns and reports of Income Fund required by law to have been filed on or before such dates shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid insofar as due, or provision shall have been made for the payment thereof, and, to the best of Income Fund's knowledge, all federal or other taxes required to be shown on any such return or report are shown on such return or report, no such return is currently under audit and no assessment has been asserted with respect to such returns;

    4.2.8 For each past taxable year since it commenced operations, the Income Fund has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year; and, for each past calendar year since it commenced operations, Income Fund has made such distributions as are necessary to avoid the imposition of federal excise tax or has paid or provided for the payment of any excise tax imposed;

    4.2.9 All issued and outstanding shares of the Income Fund are, and at the Closing Date will be, duly and validly authorized, issued and outstanding, fully paid and non-assessable. Except as contemplated by this Agreement, the Income Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares;

    4.2.10 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors of Income Fund and by all necessary corporate action on the part of Income Fund, and this Agreement constitutes a valid and binding obligation of Income Fund;

    4.2.11 The shares of the Income Fund to be issued and delivered to U.S. Government Fund pursuant to this Agreement will, at the Closing Date, have been duly authorized and, when issued and delivered as provided in this Agreement, will be duly and validly issued and outstanding shares of the Income Fund, fully paid and non-assessable;

    4.2.12 The information furnished and to be furnished by Income Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is and shall be accurate and complete in all material respects and is and shall comply in all material respects with applicable federal securities and other laws and regulations; and

    4.2.13 On the effective date of the Registration Statement, at the time of the meeting of the shareholders of U.S. Government Fund and on the Closing Date, the Proxy Statement and the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations under such Acts,
    (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) with respect to the Registration Statement, at the time it becomes effective, it will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.2.13 shall not apply to statements in or omissions from the Proxy Statement and the Registration Statement made in reliance upon and in conformity with information furnished by U.S. Government Fund for use therein.

5.  COVENANTS OF INCOME FUND AND U.S. GOVERNMENT FUND

5.1 U.S. Government Fund and Income Fund each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that the ordinary course of business will include declaring and paying customary dividends and other distributions and such changes in operations as are contemplated by the normal operations of the Funds, except as may otherwise be required by paragraphs 1.3 or 1.4 hereof.

5.2 U.S. Government Fund covenants to call a shareholders' meeting to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated hereby (including the determinations of its Trustees as set forth in Rule 17a-8(a) under the Investment Company Act).

5.3 U.S. Government Fund covenants that the Income Fund shares to be received by U.S. Government Fund in accordance herewith are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 U.S. Government Fund covenants that it will assist Income Fund in obtaining such information as Income Fund reasonably requests concerning the beneficial ownership of U.S. Government Fund's shares.

5.5 Subject to the provisions of this Agreement, each Fund will take, or cause to be taken, all action, and will do, or cause to be done, all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.6 U.S. Government Fund covenants to prepare the Proxy Statement in compliance with the 1934 Act, the Investment Company Act and the rules and regulations under each Act.

5.7 U.S. Government Fund covenants that it will, from time to time, as and when requested by Income Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as Income Fund may deem necessary or desirable in order to vest in and confirm to Income Fund title to and possession of all the assets of U.S. Government Fund to be sold, assigned, transferred and delivered hereunder and otherwise to carry out the intent and purpose of this Agreement.

5.8 Income Fund covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the Investment Company Act (including the determinations of its Board of Directors as set forth in Rule 17a-8(a) thereunder) and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5.9 Income Fund covenants that it will, from time to time, as and when requested by U.S. Government Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take and cause to be taken such further action, as U.S. Government Fund may deem necessary or desirable in order to (i) vest in and confirm to U.S. Government Fund title to and possession of all the shares of the Income Fund to be transferred to U.S. Government Fund pursuant to this Agreement and (ii) assume all of U.S. Government Fund's liabilities in accordance with this Agreement.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF U.S. GOVERNMENT FUND

    The obligations of U.S. Government Fund to consummate the transactions provided for herein shall be subject to the performance by Income Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

6.1 All representations and warranties of Income Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

6.2 Income Fund shall have delivered to U.S. Government Fund on the Closing Date a certificate executed in its name by the President or a Vice President of Income Fund, in form and substance satisfactory to U.S.

Government Fund and dated as of the Closing Date, to the effect that the representations and warranties of Income Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as U.S. Government Fund shall reasonably request.

6.3 U.S. Government Fund shall have received on the Closing Date a favorable opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to Income Fund, dated as of the Closing Date, to the effect that:

    6.3.1 Income Fund has been duly incorporated and is an existing corporation in good standing under the laws of the State of Maryland;


    6.3.2 This Agreement has been duly authorized, executed and delivered by Income Fund and, assuming due authorization, execution and delivery of the Agreement by U.S. Government Fund, is a valid and binding obligation of Income Fund enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and further subject to the qualifications set forth in the next sentence. Such counsel may state that they express no opinion as to the validity and enforceability of any provision regarding choice of New York Law to govern this Agreement;


    6.3.3 The shares of the Income Fund to be distributed to U.S. Government Fund shareholders under this Agreement, assuming their due authorization and delivery as contemplated by this Agreement, will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of Income Fund has any pre-emptive right to subscribe therefor or purchase such shares;


    6.3.4 The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, (i) conflict with Income Fund's Articles of Incorporation or By-Laws or (ii) result in a default or a breach of (a) the Management Agreement dated July 1, 1988 between Income Fund and PMF, (b) the Custodian Contract dated July 31, 1990 between Income Fund and State Street (c) the Distribution Agreement with respect to the Income Fund dated January 22, 1990 and amended and restated as of April 13, 1995 between Income Fund and Prudential Mutual Fund Distributors, Inc., (d) Distribution Agreements with respect to the Income Fund (Class B and Class C shares) dated January 22, 1990 and amended and restated as of April 13, 1995, and dated August 1, 1994 and amended and restated as of April 13, 1995, respectively, between the Fund and Prudential Securities Incorporated, and (e) the Transfer Agency and Service Agreement dated January 1, 1988 as amended on July 31, 1990; provided, however, that such counsel may state that they express no opinion in their opinion pursuant to this paragraph 6.3.4 with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided further that insofar as performance by Income Fund of its obligations under this Agreement is concerned, such counsel may state that they express no opinion as to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights;


    6.3.5 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by Income Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

    6.3.6 Income Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

    6.3.7 Such counsel knows of no litigation or administrative proceeding instituted or threatened against Income Fund that would be required to be disclosed in the Registration Statement and is not so disclosed.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF INCOME FUND

    The obligations of Income Fund to complete the transactions provided for herein shall be subject to the performance by U.S. Government Fund of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

7.1 All representations and warranties of U.S. Government Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

7.2 U.S. Government Fund shall have delivered to Income Fund on the Closing Date a statement of its assets and liabilities, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied, together with a list of its portfolio securities showing the adjusted tax basis of such securities by lot, as of the Closing Date, certified by the Treasurer of U.S. Government Fund.

7.3 U.S. Government Fund shall have delivered to Income Fund on the Closing Date a certificate executed in its name by the President or a Vice President of U.S. Government Fund, in form and substance satisfactory to Income Fund and dated as of the Closing Date, to the effect that the representations and warranties of U.S. Government Fund made in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as Income Fund shall reasonably request.

7.4 On or immediately prior to the Closing Date, U.S. Government Fund shall have declared and paid to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all (and in any event not less than ninety-eight percent) of its investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt interest income, if any, and realized net capital gain, if any, for all taxable years through its liquidation.

7.5 Income Fund shall have received on the Closing Date a favorable opinion from Shereff, Friedman, Hoffman & Goodman, LLP, counsel to U.S. Government Fund, dated as of the Closing Date, to the effect that:

    7.5.1 U.S. Government Fund is duly organized and validly existing as a trust with transferable shares under Massachusetts law, with power under its Declaration of Trust to own all of its properties and assets and, to the knowledge of such counsel, to carry on its business as presently conducted;

    7.5.2 This Agreement has been duly authorized, executed and delivered by U.S. Government Fund and, assuming due authorization, execution and delivery of the Agreement by Income Fund, is a valid and binding obligation of U.S. Government Fund enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and further subject to the qualifications set forth in the next succeeding sentence. Such counsel may state that they express no opinion as to the validity or enforceability of any provision regarding choice of New York Law to govern this Agreement;


    7.5.3 The execution and delivery of the Agreement did not, and the performance by U.S. Government Fund of its obligations hereunder will not,
    (i) violate U.S. Government Fund's Declaration of Trust or By-Laws or (ii) result in a default or a breach of the Management Agreement, dated February 28, 1988, between U.S. Government Fund and PMF, the Custodian Agreement, dated June 7, 1990, between U.S. Government Fund and State Street, the Distribution Agreement (Class A shares), dated August 1, 1994 and amended and restated as of June 5, 1995, between U.S. Government Fund and Prudential Mutual Fund Distributors, Inc., the Distribution Agreements (Class B and Class C shares), dated August 1, 1994 and amended and restated as of June 5, 1995, between U.S. Government Fund and Prudential Securities Incorporated, and the Transfer Agency and Service Agreement, dated January 1, 1988, as amended January 1, 1989 and January 1, 1990, between U.S. Government Fund and Prudential Mutual Fund Services, Inc.; provided, however, that such counsel may state that they express no opinion in their opinion pursuant to this paragraph 7.5.3 with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; provided further that insofar as performance by U.S. Government Fund of its obligations under this Agreement is concerned, such counsel may state that they express no opinion as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;


    7.5.4 To the knowledge of such counsel, no consent, approval, authorization, filing or order of any court or governmental authority is required for the consummation by U.S. Government Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act and such as may be required under state Blue Sky or securities laws;

    7.5.5 Such counsel knows of no litigation or any governmental proceeding instituted or threatened against U.S. Government Fund that would be required to be disclosed in the Registration Statement and is not so disclosed; and

    7.5.6 U.S. Government Fund has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration.

    Such opinion may rely on an opinion of Massachusetts counsel to the extent it addresses Massachusetts law.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF INCOME FUND AND U.S. GOVERNMENT FUND

    The obligations of each Fund hereunder are subject to the further conditions that on or before the Closing Date:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of (a) the Trustees/Directors of U.S. Government Fund and Income Fund, as to the determinations set forth in Rule 17a-8(a) under the Investment Company Act, (b) the Directors of Income Fund as to the assumption by Income Fund of the liabilities of U.S. Government Fund and (c) the holders of the outstanding shares of U.S. Government Fund in accordance with the provisions of U.S. Government Fund's Declaration of Trust, and certified copies of the resolutions evidencing such approvals shall have been delivered to Income Fund and U.S. Government Fund.

8.2 Any proposed change to Income Fund's operations that may be approved by the Board of Directors of Income Fund subsequent to the date of this Agreement but in connection with and as a condition to implementing the transactions contemplated by this Agreement, for which the approval of Income Fund shareholders is required pursuant to the Investment Company Act or otherwise, shall have been approved by the requisite vote of the holders of the outstanding shares of the Income Fund in accordance with the Investment Company Act and the provisions of the Articles of Incorporation of Income Fund, and certified copies of the resolution evidencing such approval shall have been delivered to U.S. Government Fund.

8.3 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.4 All consents of other parties and all consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities, including "no-action" positions of such authorities) deemed necessary by Income Fund or U.S. Government Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of Income Fund or U.S. Government Fund, provided that either party hereto may for itself waive any part of this condition.

8.5 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued, and to the best knowledge of the parties hereto, no investigation or proceeding under the 1933 Act for that purpose shall have been instituted or be pending, threatened or contemplated.

8.6 U.S. Government Fund and Income Fund shall have received on or before the Closing Date a private letter ruling from the Internal Revenue Service, or an opinion of Shereff, Friedman, Hoffman & Goodman, LLP, satisfactory to U.S. Government Fund and to Income Fund, substantially to the effect that for federal income tax purposes:

    8.6.1 The acquisition by Income Fund of the assets of U.S. Government Fund in exchange solely for voting shares of the Income Fund and the assumption by the Income Fund of U.S. Government Fund's liabilities, if any, followed by the distribution of the Income Fund's voting shares by U.S. Government Fund pro rata to its shareholders, pursuant to its liquidation and constructively in exchange for their U.S. Government Fund shares, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code, and U.S. Government Fund and Income Fund each will be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code;

    8.6.2 U.S. Government Fund's shareholders will recognize no gain or loss upon the constructive exchange of all of their shares of U.S. Government Fund solely for shares of the Income Fund in complete liquidation of U.S. Government Fund;

    8.6.3 No gain or loss will be recognized to U.S. Government Fund upon the transfer of its assets to Income Fund in exchange solely for shares of the Income Fund and the assumption by Income Fund of U.S. Government Fund's liabilities, if any, and the subsequent distribution of those shares to U.S. Government Fund shareholders in complete liquidation of U.S. Government Fund;

    8.6.4 No gain or loss will be recognized to Income Fund upon the acquisition of U.S. Government Fund's assets in exchange solely for shares of Income Fund and the assumption of U.S. Government Fund's liabilities, if any;

    8.6.5 Income Fund's basis for those assets will be the same as the basis thereof when held by U.S. Government Fund immediately before the transfer, and the holding period of such assets acquired by Income Fund will include the holding period thereof when held by U.S. Government Fund;

    8.6.6 U.S. Government Fund shareholders' basis for the shares of Income Fund to be received by them pursuant to the reorganization will be the same as their basis for the shares of U.S. Government Fund to be constructively surrendered in exchange thereof; and

    8.6.7 The holding period of Income Fund shares to be received by U.S. Government Fund shareholders will include the period during which U.S. Government Fund shares to be constructively surrendered in exchange therefor were held; provided such U.S. Government Fund shares were held as capital assets by those shareholders on the date of the exchange.

9.  FINDER'S FEES AND EXPENSES

9.1 Each Fund represents and warrants to the other that there are no finder's fees payable in connection with the transactions provided for herein.

9.2 The expenses incurred in connection with the entering into and carrying out of the provisions of this Agreement shall be allocated to the Funds pro rata in a fair and equitable manner in proportion to their respective assets.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1  This Agreement constitutes the entire agreement between the Funds.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

    Either Fund may at its option terminate this Agreement at or prior to the Closing Date because of:

11.1 A material breach by the other of any representation, warranty or covenant contained herein to be performed at or prior to the Closing Date; or

11.2 A condition herein expressed to be precedent to the obligations of either party not having been met and it reasonably appearing that it will not or cannot be met; or

11.3  A mutual written agreement of U.S. Government Fund and Income Fund.

    In the event of any such termination, there shall be no liability for damages on the part of either Fund (other than the liability of the Funds to pay their allocated expenses pursuant to paragraph 9.2) or any Director/Trustee or officer of Income Fund or U.S. Government Fund.

12.  AMENDMENT

    This Agreement may be amended, modified or supplemented only in writing by the parties; provided, however, that following the shareholders' meeting called by U.S. Government Fund pursuant to paragraph 5.2, no such amendment may have the effect of changing the provisions for determining the number of shares of the Income Fund to be distributed to U.S. Government Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.  NOTICES

    Any notice, report, demand or other communication required or permitted by any provision of this Agreement shall be in writing and shall be given by hand delivery, or prepaid certified mail or overnight service addressed to Prudential Mutual Fund Management, Inc., One Seaport Plaza, New York, New York 10292,
Attention: S. Jane Rose.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which will be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

14.4 This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

15.  NO LIABILITY OF SHAREHOLDERS OR TRUSTEES OF U.S. GOVERNMENT FUND

    The name "Prudential U.S. Government Fund" is the designation of the Trustees from time to time acting under an Amended and Restated Declaration of Trust dated September 27, 1994, as the same may be from time to time amended. Income Fund acknowledges that it must look, and agrees that it shall look, solely to the assets of U.S. Government Fund for the enforcement of any claims arising out of or based on the obligations of U.S. Government Fund hereunder, and in particular that none of the Trustees, officers, agents or shareholders of U.S. Government Fund assume or shall have any personal liability for obligations of U.S. Government Fund hereunder.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by the President or Vice President of each Fund.

                                Prudential U.S. Government Fund


                                By __/s/ RICHARD A. REDEKER_____________________


                                   PRESIDENT


                                Prudential Government Income Fund, Inc.


                                By __/s/ ROBERT F. GUNIA________________________


                                   VICE PRESIDENT

                                                                 APPENDIX B
Prudential Government Income Fund, Inc.

PERFORMANCE AT A GLANCE.

This year, government bond investors have generally enjoyed healthy returns. Bond prices and yields move in opposite directions so in the wake of falling interest rates, prices rose higher and bond yields fell. What's behind the move in rates? Inflation appears to be tamed and economic growth has moderated. In the past six months, we are pleased to announce the Prudential Government Income Fund, Inc. has returned more than the average general U.S. government fund bond fund measured by Lipper
Analytical Services.


Cumulative Total Returns1                                     As of 8/31/95

                               One      Five       Ten         Since
                               Year     Years     Years     Inception2
                      Class A  11.4%    53.4%      N/A         56.7%
                      Class B  10.7     47.7      112.2       124.7
                      Class C  10.8      N/A       N/A         10.8
Lipper Gen. U.S. Govt. Bonds3   9.9     50.3      121.1         N/A

Average Annual Total Returns1                                As of 9/30/95

                               One      Five       Ten         Since
                               Year     Years     Years     Inception2
                      Class A  6.9%     8.0%       N/A         7.5%
                      Class B  5.7      7.9        7.9%        8.1
                      Class C  9.8      N/A        N/A         9.9

                                        Six-Month           30-Day
                                     Dividends/Share       SEC-Yield
Your                Class A              $0.30               5.84%
Dividend            Class B              $0.27               5.40
As of 8/31/95       Class C              $0.27               5.53

An investment in the Fund is neither insured nor guaranteed by the U.S. government. Past performance is no guarantee of future results. Investment return and principal value will fluctuate so an investor's shares, when redeemed, may be worth more or less than their original cost.

(1)Source: Prudential Mutual Fund Management and Lipper Analytical Services. The cumulative total returns do not take into account sales charges. The average annual total returns do take into account sales charges. The Fund charges a maximum sales load of 4% for Class A shares. Class B shares are subject to a contingent deferred sales charge of 5%, 4%, 3%, 2%, 1% and 1%, respectively, for six years. Class C shares charge a CDSC of 1% for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, approximately seven years after purchase.

(2)Inception dates: class A 1/22/90; class B 4/22/85; class C 8/1/94.

(3)The Lipper category measures the average of 162 funds for one year, 78 funds for five years, 25 funds for 10 years and 23 funds since inception of the Class B shares on 4/22/85.

How Investments Compared.
(As of 8/31/95)
(GRAPH)

Source: Lipper Analytical Services.

Financial markets change, so a mutual fund's past performance should never be used to predict future results. The risks to each of the investments listed above are different -- we provide 12-month total returns for several Lipper mutual fund categories to show you that reaching for higher yields means tolerating more risk. The greater the risk, the larger the potential reward or loss. In addition, we've added historical 20-year average annual returns. These returns assume the reinvestment of dividends.

U.S. Growth Funds will fluctuate a great deal. Smaller capitalization stocks offer greater potential for long-term growth but may be more volatile than larger capitalization stocks. Investors receive higher historical total returns from stocks than from most other investments.

General Bond Funds provide more income than stock funds, which can help smooth out their total returns year by year. But their prices still fluctuate (sometimes a good deal) and their returns are historically lower than those of stock funds.

General Municipal Debt Funds invest in bonds issued by state governments, state agencies and/or municipalities. This investment provides income that is usually exempt from federal and state income taxes. (20-year returns are not available.)

Money Market Funds attempt to preserve a constant share value; they don't fluctuate much in price but their returns are generally among the lowest of the major investment categories.

*19 years for General Muni Debt Funds.

Barbara Kenworthy, Fund Manager
(PHOTO)


Portfolio
MANAGER'S REPORT

The Prudential Government Income Fund is designed for investors who want high current return, primarily from bonds issued or guaranteed by the U.S. government or its agencies. At least 65% of the Fund's total assets are invested in U.S. government securities.

STRATEGY SESSION.

Largely by adjusting the portfolio's duration (a measure of its sensitivity to interest rate changes), we have captured better returns both when interest rates were rising last year and this year, when they have been falling. In plain English, we attempted to reduce the Fund's average effective maturity when the markets were down and increase it when the markets were up. Short maturity bonds have shorter durations -- their prices fall less when interest rates rise. Long-maturity bonds have longer durations -- their prices rise more when interest rates fall.

That said, on average, our duration will usually remain in the 5 to 6 year range -- the intermediate-term part of the yield curve where we pick up incremental yield without the volatility associated with a long-term fund.

In addition, we monitor the bond markets closely to determine which sectors are more valuable than others at any given time. For instance, when interest rates began falling, we quickly shifted assets out of mortgage backed securities because they begin to suffer from prepayment risk whenever homeowners might be tempted to pay off their mortgages early. Throughout the second and third quarters, we kept the proportion of assets in mortgages at about 43%, slightly lower than earlier in the year.

Here's how the markets performed this year, as measured by the Lehman Brothers bond indexes: the average U.S. government bond was up 10.8%, the average mortgage- backed security was up 10.9% and the average one-month Treasury bill was up 3.2%. Those figures include both coupon income and price appreciation.

OVERVIEW.

Barbara Kenworthy has managed the Prudential Government Income Fund for a year now. She actively trades between the different government bond sectors and maturities, seeking high yields and capital appreciation potential wherever those opportunities may exist.

Sector Breakdown.

(CHART)

WHAT WENT WELL.

We Lengthened Duration.

We moved aggressively to take advantage of the precipitous fall in interest rates, and our moves were largely successful: We lengthened duration to over
6.0 years when interest rates were falling. This translated to an effective maturity of 8.9 years and placed us squarely among the intermediate-term funds in our Lipper category. This maturity range carries risk if interest rates reverse course, but we felt confident they would fall for most of the spring and summer, and we were right.

WE PURCHASED STRIPPED

TREASURY BONDS.

These are created by "stripping" off the coupons from Treasury securities and selling the principal as a zero-coupon bond, at a deep discount to its face value. Treasury strips are typically outstanding performers in a bond rally; they react just as violently to interest rate changes in the other direction, so we sold many of them when interest rates stabilized in late summer.

Our low mortgage weighting helped. By trimming mortgage backed securities, we avoided a lot of prepayment risk late in spring and summer. We purchased U.S. government agency securities instead. These have higher coupons than U.S. Treasury securities, without much more credit risk.

AND NOT SO WELL.

If we had owned a crystal ball, we would done two things differently:
-- First, we would have lengthened maturities sooner. While we expected the rally, its magnitude was a surprise, especially the breathtaking drop in long-term rates in May to nearly 6.5% from 7.3%.

-- Second, we remained optimistic slightly longer than we should have. We would have reduced maturities sooner this summer if we realized how soon the market would stagnate.

LOOKING AHEAD.

The economy doesn't appear to be fit enough to spark inflation, but it's not weak enough to make the bond vigilantes rejoice, either. So we're expecting to collect coupon income--and perhaps a bit of price appreciation--from the bond market for most of the rest of the year.
We'll also be looking to shift assets between government sectors, looking for the better yields in any given week. This is not to say we're planning to become aggressive traders, however. Instead, we will keep one eye on yields to keep our income investors happy, and the other on price appreciation in an attempt to keep our total returns higher than the averages.

President's Letter                                        October 11, 1995
(PHOTO)

Dear Shareholder:
We hope you like the fresh look and information we've given your shareholder letter. We've also introduced another feature, called Getting the Most Out of Your Prudential Mutual Fund, which will appear from time to time at the back of your report. Look for topics like "Understanding Risk & Reward" as well as easy-to-understand explanations of financial terms. Why are we providing such information? Because at Prudential Mutual Funds, we believe an informed investor makes smart investment decisions.

On the Hill
As an informed investor, you should know about the "American Dream Savings Account" that is part of the federal budget package now under debate in the Senate. It is a type of Individual Retirement Account that offers a common-sense approach to long-term saving. Investors should like it because --

--You can withdraw funds -- without penalty -- to pay for certain expenses like buying a first home, medical care or educational needs;

--All account earnings would accumulate tax-free, not merely tax-deferred like the current IRA;

--You can make contributions past age 70 1/2, instead of having to take distributions as the current law requires.

Of course, the federal budget process is never easy and while we hope this measure is adopted, there's no way of knowing if it will be. So why not let your Senator and/or Representative know your opinion today? Simply call 202-224-3121.

IN CLOSING

One final note: if you're a Class B shareholder of Prudential Mutual Funds, you'll begin noticing a change on your statements once you've held your shares for seven years. At that time, they will automatically begin to convert to Class A shares on a quarterly basis. Since Class A shares carry lower annual distribution charges than Class B shares, your total returns will be higher after the conversion than they would have been without it. Conversions started earlier this year and beginning in December they will take place during each calendar quarter -- December, March, June and September. It's our way of thanking you for your loyalty -- and rewarding you for maintaining a long-term investment program by helping you earn more total investment return on your Prudential Mutual Fund.
I hope you'll find this information useful as you work with your financial advisor or registered representative to develop your personal investment plan.

Thank you for choosing Prudential Mutual Funds for your mutual fund investment.

Sincerely,

Richard A. Redeker
President

Portfolio of Investments as of August 31, 1995 (Unaudited) PRUDENTIAL

                                                          GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------

Principal
Amount
(000)        Description                     Value (Note 1)
------------------------------------------------------------
LONG-TERM INVESTMENTS--97.1%
------------------------------------------------------------
U.S. Government Agency Mortgage Pass-Throughs--40.3%
             Federal Home Loan Mortgage Corp.,
  $44,814    7.50%, 2/01/22 - 4/01/25            $    44,994,996
   79,875    8.00%, 1/01/22 - 9/01/24                 81,497,690
    7,339    8.50%, 6/01/07 - 4/01/20                  7,594,929
    3,531    11.50%, 10/01/19                          3,891,223
             Federal National Mortgage Assoc.,
   25,055    6.50%, 10/01/23 - 6/01/24                24,068,386
   54,638    7.00%, 2/01/24 - 5/01/24                 53,699,062
   42,516    7.50%, 4/01/07 - 5/01/10                 43,206,652
   52,851    8.50%, 6/01/17 - 3/01/25                 54,543,141
   12,113    9.00%, 4/01/25                           12,623,727
             Government National Mortgage
               Assoc.,
   57,826    6.50%, 5/15/23 - 10/15/24                55,422,202
   92,712    7.00%, 2/15/09 - 11/15/24                91,118,648
   29,170    7.50%, 5/15/02 - 6/15/25                 29,348,448
   46,309    8.00%, 7/15/16 - 3/15/24                 47,771,856
   30,377    9.00%, 4/15/01 - 12/15/09                31,829,774
   29,309    9.50%, 10/15/09 - 12/15/17               31,362,608
             Government National Mortgage
               Assoc. II,
    6,061    9.50%, 5/20/18 - 8/20/21                  6,358,100
                                                 ---------------
             Total U.S. Government Agency
               Mortgage Pass-Throughs
               (cost $599,256,734)                   619,331,442
----------------------------------------------------------------
U.S. Government Obligations--38.8%
             United States Treasury Bonds,
  100,000    8.75%, 8/15/20                          123,266,000
   40,000    10.75%, 2/15/03                          50,543,600
   68,000    12.00%, 8/15/13                          99,556,080
  143,000(b) 12.50%, 8/15/14                         218,566,920
   28,000(b) 14.00%, 11/15/11                         44,467,360
             United States Treasury Note,
   50,000    7.50%, 2/15/05                           54,047,000
             United States Treasury Strip,
   35,000    Zero Coupon, 5/15/20                      6,380,500
                                                 ---------------
             Total U.S. Government Obligations
               (cost $576,531,401)                   596,827,460
U.S. Government Agency Securities--15.1%
             Federal Home Loan Mortgage Corp.,
  $34,000    6.71%, 6/11/02                      $    34,015,980
   24,810    6.99%, 5/24/02                           25,077,454
   25,000    8.20%, 1/16/98                           25,625,000
             Federal National Mortgage Assoc.,
   45,000    6.55%, 9/12/05                           45,063,450
   40,000    6.85%, 5/26/00                           40,456,400
    3,011    Trust 1991 G-37 Class C, (I/O(a))            97,858
             Israel AID,
   37,600    Zero Coupon, 5/15/15                      9,298,480
   37,600    Zero Coupon, 5/15/16                      8,632,960
             Resolution Funding Corp.,
   50,000    Zero Coupon, 7/15/20                      8,713,500
             Tennessee Valley Authority,
   35,000    6.235%, 7/15/45                          34,871,550
                                                 ---------------
             Total U.S. Government Agency
               Securities (cost $228,749,924)        231,852,632
----------------------------------------------------------------
Asset-Backed Securities--2.6%
             John Deere Owner Trust,
   40,000    Series 1995-2A, 5.97%, 5/15/02
               (cost $39,993,360)                     39,987,500
----------------------------------------------------------------
Adjustable Rate Mortgage Pass-Throughs--0.3%
             Ryland Mortgage Securities
               Corporation,
             Mortgage Participation Securities,
               Series 1993-3, Class A-3,
             7.57%, 9/25/24
    5,430      (cost $5,538,598)                       5,368,923
    ------------------------------------------------------------
             Total long-term investments
               (cost $1,450,070,017)               1,493,367,957
                                                 ---------------

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PRUDENTIAL GOVERNMENT INCOME FUND
Portfolio of Investments as of August 31, 1995 (Unaudited)
------------------------------------------------------------

Principal
Amount
(000)        Description                     Value (Note 1)
----------------------------------------------------------------
SHORT-TERM INVESTMENTS--2.8%
----------------------------------------------------------------
Commercial Paper--2.8%
             Associates Corp. of North America,
   $9,758    5.86%, 9/01/95                      $     9,758,000
             Dai-Ichi Kangyo Bank, Ltd.,
   32,480    5.875%, 9/01/95                          32,480,000
                                                 ---------------
             Total Commercial Paper
               (cost $42,238,000)                     42,238,000
    ------------------------------------------------------------
Total Investments, Before Outstanding Option Written--99.9%
             (cost $1,492,308,017; Note 4)         1,535,605,957
Contracts(c)
---------
OUTSTANDING PUT OPTION WRITTEN
             United States Treasury Note,
             expiring October '95 @ $105.23
       50      (premium received $234,375)              (85,937)
----------------------------------------------------------------
Total Investments, Net of Outstanding Option
   Written--99.9%                                  1,535,520,020
             Other assets in excess of
               liabilities--0.1%                       2,132,373
                                                 ---------------
             Net Assets--100%                    $ 1,537,652,393
                                                 ---------------
                                                 ---------------

---------------
AID--Agency for International Development.
I/O--Interest Only.
(a) REMIC--Real Estate Mortgage Investment Conduit.
(b) Principal amount segregated as collateral for options written. Approximate aggregate value of segregated securities--$263,000,000.
(c) One contract equals $10,000 of par value.
--------------------------------------------------------------------------------
                                             See Notes to Financial Statements.

Statement of Assets and Liabilities (Unaudited)     PRUDENTIAL GOVERNMENT INCOME
                                                                            FUND
--------------------------------------------------------------------------------

Assets                                                                                                         August 31, 1995
Investments, at value (cost $1,492,308,017)...............................................................      $1,535,605,957
Cash......................................................................................................              32,984
Receivable for investments sold...........................................................................          45,278,200
Interest receivable.......................................................................................           9,452,907
Receivable for Fund shares sold...........................................................................             561,663
Deferred expenses and other assets........................................................................             323,026
                                                                                                                ---------------
   Total assets...........................................................................................       1,591,254,737
                                                                                                                ---------------
Liabilities
Payable for investments purchased.........................................................................          44,921,250
Payable for Fund shares reacquired........................................................................           3,688,397
Accrued expenses..........................................................................................           2,650,700
Dividends payable.........................................................................................           1,059,064
Management fee payable....................................................................................             646,455
Distribution fee payable..................................................................................             550,541
Outstanding call option written, at value (premiums received $234,375)....................................              85,937
                                                                                                                ---------------
   Total liabilities......................................................................................          53,602,344
                                                                                                                ---------------
Net Assets................................................................................................      $1,537,652,393
                                                                                                                ---------------
                                                                                                                ---------------
Net assets were comprised of:
   Common stock, at par...................................................................................      $    1,711,677
   Paid-in capital in excess of par.......................................................................       1,640,503,786
                                                                                                                ---------------
                                                                                                                 1,642,215,463
   Accumulated net realized losses on investments.........................................................        (148,009,448 )
   Net unrealized appreciation on investments.............................................................          43,446,378
                                                                                                                ---------------
Net assets at August 31, 1995.............................................................................      $1,537,652,393
                                                                                                                ---------------
                                                                                                                ---------------
Class A:
   Net asset value and redemption price per share
      ($915,779,454 / 101,971,531 shares of common stock issued and outstanding)..........................                $8.98
   Maximum sales charge (4.0% of offering price)..........................................................                 .37
                                                                                                                ---------------
   Maximum offering price to public.......................................................................               $9.35
                                                                                                                ---------------
                                                                                                                ---------------
Class B:
   Net asset value, offering price and redemption price per share
      ($621,267,120 / 69,128,757 shares of common stock issued and outstanding)...........................               $8.99
                                                                                                                ---------------
                                                                                                                ---------------
Class C:
   Net asset value, offering price and redemption price per share
      ($605,819 / 67,409 shares of common stock issued and outstanding)...................................               $8.99
                                                                                                                ---------------
                                                                                                                ---------------

--------------------------------------------------------------------------------
See Notes to Financial Statements.

PRUDENTIAL GOVERNMENT INCOME FUND

Statement of Operations (Unaudited)
------------------------------------------------------------
------------------------------------------------------------

                                                 Six Months
                                                    Ended
Net Investment Income                          August 31, 1995
                                               ---------------
Income
   Interest.................................    $   60,956,414
   Income from securities loaned-net........           118,813
                                               ---------------
                                                    61,075,227
                                               ---------------
Expenses
   Distribution fee--Class A................           672,715
   Distribution fee--Class B................         2,786,004
   Distribution fee--Class C................             1,562
   Management fee...........................         3,931,912
   Transfer agent's fees and expenses.......         1,241,000
   Custodian's fees and expenses............           600,000
   Franchise taxes..........................           314,000
   Reports to shareholders..................           127,000
   Registration fees........................            47,000
   Audit fee................................            32,000
   Legal fees...............................            29,000
   Insurance expense........................            26,000
   Directors' fees..........................            24,000
   Miscellaneous............................             5,255
                                               ---------------
      Total expenses........................         9,837,448
                                               ---------------
Net investment income.......................        51,237,779
                                               ---------------
Realized and Unrealized
Gain on Investments
Net realized gain:
   Investment transactions..................        25,140,083
   Written option transactions..............           182,032
                                               ---------------
                                                    25,322,115
                                               ---------------
Net change in unrealized appreciation on:
   Investments..............................        44,094,257
   Written options..........................           148,438
                                               ---------------
                                                    44,242,695
                                               ---------------
Net gain on investments.....................        69,564,810
                                               ---------------
Net Increase in Net Assets
Resulting from Operations...................    $  120,802,589
                                               ---------------
                                               ---------------

PRUDENTIAL GOVERNMENT INCOME FUND

Statement of Changes in Net Assets (Unaudited)
------------------------------------------------------------
------------------------------------------------------------

                                   Six Months        Year Ended
Increase (Decrease)                  Ended          February 28,
in Net Assets                   August 31, 1995        1995
                               ----------------    --------------
Operations
   Net investment income.......  $   51,237,779    $  114,223,550
   Net realized gain (loss) on
      investment
      transactions.............      25,322,115       (93,893,429)
   Net change in unrealized
      appreciation on
      investments..............      44,242,695       (39,470,823)
                                 --------------    --------------
   Net increase (decrease) in
      net assets resulting from
      operations...............     120,802,589       (19,140,702)
                                 --------------    --------------
   Dividends to shareholders
      from net investment
      income
      (Note 1)
      Class A..................     (30,507,134)       (7,117,500)
      Class B..................     (20,717,784)     (107,101,716)
      Class C..................         (12,861)           (4,334)
                                 --------------    --------------
                                    (51,237,779)     (114,223,550)
                                 --------------    --------------
Fund share transactions (net of
   share conversions) (Note 5)
   Net proceeds from shares
      subscribed...............      37,545,612        79,769,541
   Net asset value of shares
      issued to shareholders in
      reinvestment of dividends
      and distributions........      29,425,496        64,092,911
   Cost of shares reacquired...    (175,964,452)     (687,645,132)
                                 --------------    --------------
   Decrease in net assets from
      Fund share
      transactions.............    (108,993,344)     (543,782,680)
                                 --------------    --------------
Total decrease.................     (39,428,534)     (677,146,932)
Net Assets
Beginning of period............   1,577,080,927     2,254,227,859
                                 --------------    --------------
End of period..................  $1,537,652,393    $1,577,080,927
                                 --------------    --------------
                                 --------------    --------------

--------------------------------------------------------------------------------
                                            See Notes to Financial Statements.

Notes to Financial Statements (Unaudited)      PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------

Prudential Government Income Fund (the ``Fund'') is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Investment operations commenced on April 22, 1985.
The Fund's investment objective is to seek a high current return. The Fund will seek to achieve this objective primarily by investing in U.S. Government securities, including U.S. Treasury Bills, Notes, Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities, and by engaging in various derivative transactions such as the purchase and sale of put and call options.
-----------------------------------------------------------------------------

NOTE 1. ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.
Security Valuation: The Fund values portfolio securities on the basis of current market quotations provided by dealers or by a pricing service approved by the Board of Directors, which uses information such as quotations from dealers, market transactions in comparable securities, various relationships between securities and calculations on yield to maturity in determining values. Options and financial futures contracts listed on exchanges are valued at their closing price on the applicable exchange. When market quotations are not readily available, a security is valued at fair value as determined in good faith by or under the direction of the Board of Directors.
Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

In connection with repurchase agreement transactions, the Fund's custodian, or designated subcustodians as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction, including accrued interest. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

OPTIONS: The Fund may either purchase or write options in order to hedge against adverse market movements or fluctuations in value caused by changes in prevailing interest rates with respect to securities which the Fund currently owns or intends to purchase. The Fund's principal reason for writing options is to realize, through receipt of premiums, a greater current return than would be realized on the underlying security alone. When the Fund purchases an option, it pays a premium and an amount equal to that premium is recorded as an investment. When the Fund writes an option, it receives a premium and an amount equal to that premium is recorded as a liability. The investment or liability is adjusted daily to reflect the current market value of the option. If an option expires unexercised, the Fund realizes a gain or loss to the extent of the premium received or paid. If an option is exercised, the premium received or paid is an adjustment to the proceeds from the sale or the cost of the purchase in determining whether the Fund has realized a gain or loss. The difference between the premium and the amount received or paid on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. Gain or loss on purchased options is included in net realized gain (loss) on investment transactions. Gain or loss on written options is presented separately as net realized gain (loss) on written option transactions.

The Fund, as a writer of an option, may have no control over whether the underlying securities may be sold (called) or purchased (put). As a result, the Fund bears the market risk of an unfavorable change in the price of the security underlying the written option. The Fund, as purchaser of an option, bears the risk of the potential inability of the counterparties to meet the terms of their contracts.

DOLLAR ROLLS: The Fund enters into mortgage dollar rolls in which the Fund sells mortgage securities for delivery in the current month, realizing a gain or loss and simultaneously contracts to repurchase somewhat similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on the securities. The Fund is compensated by the interest earned on the cash proceeds of the initial sale and by the lower repurchase price at the future date. The difference between the sales proceeds and the lower repurchase price is recorded as interest income. The Fund maintains a segregated account, the dollar value of which is at least equal to its obligations, in respect of dollar rolls. There were no dollar rolls outstanding as of August 31, 1995.
Securities Lending: The Fund may lend its U.S. Government securities to broker-dealers or government securities dealers. The loans are secured by collateral at least equal at all times to the market value of the securities
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)      PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------
loaned. The Fund may bear the risk of delay in recovery of, or even loss of rights in, the securities loaned should the borrower of the securities fail financially. The Fund receives compensation for lending its securities in the form of fees or it retains a portion of interest on the investment of any cash received as collateral. The Fund also continues to receive interest on the securities loaned and any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Fund. There were no loans outstanding as of August 31, 1995.
Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains or losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

DIVIDENDS AND DISTRIBUTIONS: The Fund declares daily and pays monthly dividends from net investment income. The Fund will distribute at least annually any net capital gains in excess of loss carryforwards. Dividends and distributions are recorded on the ex-dividend date.

Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

FEDERAL INCOME TAXES: It is the Fund's policy to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable net income to its shareholders.

Therefore, no federal income tax provision is required.
------------------------------------------------------------------------------
Note 2. Agreements
The Fund has a management agreement with Prudential Mutual Fund Management, Inc. (``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the Fund's average daily net assets up to $3 billion and
 .35 of 1% of the average daily net assets of the Fund in excess of $3 billion. The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. (``PMFD''), who acts as the distributor of the Class A shares of the Fund and Prudential Securities Incorporated (``PSI''), who acts as distributor of the Class B and Class C shares of the Fund (collectively the ``Distributors''). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the ``Class A, B and C Plans'') regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
Pursuant to the Class A Plan, the Fund compensates PMFD for its expenses with respect to Class A shares, at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the
year ended               .

Pursuant to the Class B Plan, the Fund compensates PSI for its distribution-related expenses with respect to Class B shares at an annual rate of up to 1% of the average daily net assets up to $3 billion, .80 of 1% of the next $1 billion of such net assets and .50 of 1% over $4 billion of the average daily net assets of the Class B shares. Such expenses under the Class B Plan were charged at .825 of 1% of the average daily net assets of Class B shares. Pursuant to the Class C Plan, the Fund compensates PSI for its distribution-related expenses with respect to Class C shares at an annual rate of up to 1% of the average daily net assets of the Class C shares. Such expenses under Class C Plan were charged at .75 of 1% of average daily net assets.
PMFD has advised the Fund that it has received approximately $76,000 in front-end sales charges resulting from sales of Class A shares during the period ended August 31, 1995. From these fees, PMFD paid such sales charges to dealers which in turn paid commissions to salespersons.
PSI has advised the Fund that for the period ended August 31, 1995 it received approximately $766,000 in contingent deferred sales charges imposed upon redemptions by certain Class B and Class C shareholders.
PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.
--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)      PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 3. OTHER TRANSACTIONS WITH AFFILIATES

Prudential Mutual Fund Services, Inc. (``PMFS''), a wholly-owned subsidiary of PMF, serves as the Fund's transfer agent. During the period ended August 31, 1995, the Fund incurred fees of approximately $972,000 for the services of PMFS. As of August 31, 1995, approximately $181,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations also include certain out of pocket expenses paid to non-affiliates.
--------------------------------------------------------------------------------

NOTE 4. PORTFOLIO SECURITIES

Purchases and sales of investment securities, other than short-term investments, for the period ended August 31, 1995 were $1,063,645,384 and $1,144,015,526, respectively.

The federal income tax cost basis of the Fund's investments, at August 31, 1995 was the same as for book purposes and, accordingly, net unrealized appreciation for federal income tax purposes was $43,446,378
(gross unrealized appreciation-$48,838,509; gross unrealized depreciation-$5,392,131).

The Fund had a capital loss carryforward as of February 28, 1995 of approximately $140,517,000 of which $34,965,000 expires in 1998, $41,965,000 expires in 1999 and $63,587,000 expires in 2003. Accordingly, no capital gains distribution is expected to be paid to shareholders until net gains have been realized in excess of such amounts.

Transactions in written options during the period ended August 31, 1995 were as follows:

                                        Number of    Premiums
                                        Contracts    Received
                                        ---------   ----------
Options written.......................        260   $1,257,811
Options terminated in closing purchase
  transactions........................       (150)    (840,624)
Options expired.......................        (60)    (182,812)
                                        ---------   ----------
Options outstanding at August 31,
  1995................................         50   $  234,375
                                        ---------   ----------
                                        ---------   ----------

The average balance of dollar rolls outstanding during the period ended August 31, 1995 was approximately $14,801,000.

------------------------------------------------------------------------------
NOTE 5. CAPITAL

The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge of up to 4.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Class B shares automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange privilege is also available for shareholders who qualified to purchase Class A shares at net asset value.
There are 2 billion shares of common stock, $.01 par value per share, divided into three classes, designated Class A, B and Class C common stock, each of which consists of 666,666,666.67 authorized shares.
Transactions in shares of common stock were as follows:


Class A                               Shares          Amount
---------------------------------   ------------   ---------------
Six months ended August 31, 1995:
Shares sold......................     1,525,197   $    13,525,537
Shares issued in reinvestment of
  dividends......................     1,990,560        17,659,959
Shares reacquired................   (10,929,886)      (96,570,860)
                                   ------------   ---------------
Net decrease in shares
  outstanding before
  conversion.....................    (7,414,129)      (65,385,364)
Shares sold upon conversion from
  Class B........................     7,978,834        70,637,633
                                   ------------   ---------------
Net increase in shares
  outstanding....................       564,705   $     5,252,269
                                   ------------   ---------------
                                   ------------   ---------------
Year ended February 28, 1995:
Shares sold......................     1,650,843   $    14,143,438
Shares issued in reinvestment of
  dividends......................       517,170         4,416,369
Shares reacquired................    (3,871,087)      (33,161,047)
                                   ------------   ---------------
Net decrease in shares
  outstanding before
  conversion.....................    (1,703,074)      (14,601,240)
Shares sold upon conversion from
  Class B........................    97,449,952       825,401,064
                                   ------------   ---------------
Net increase in shares
  outstanding....................    95,746,878   $   810,799,824
                                   ------------   ---------------
                                   ------------   ---------------

Class B
---------------------------------
Six months ended August 31, 1995:
Shares sold......................     2,661,466   $    23,522,953
Shares issued in reinvestment of
  dividends......................     1,325,342        11,754,680
Shares reacquired................    (8,975,135)      (79,273,579)
                                   ------------   ---------------
Net decrease in shares
  outstanding before
  conversion.....................    (4,988,327)      (43,995,946)
Shares reacquired upon conversion
  into Class A...................    (7,973,287)      (70,637,633)
                                   ------------   ---------------
Net decrease in shares
  outstanding....................   (12,961,614)  $  (114,633,579)
                                   ------------   ---------------
                                   ------------   ---------------

--------------------------------------------------------------------------------

Notes to Financial Statements (Unaudited)      PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------

Class B                               Shares          Amount
---------------------------------  ------------   ---------------
Year ended February 28, 1995:
Shares sold......................     7,582,662   $    65,420,737
Shares issued in reinvestment of
  dividends......................     5,979,498        59,672,362
Shares reacquired................   (75,332,177)     (654,474,203)
                                   ------------   ---------------
Net decrease in shares
  outstanding before
  conversion.....................   (61,770,017)     (529,381,104)
Shares reacquired upon conversion
  into Class A...................   (97,449,952)     (825,401,064)
                                   ------------   ---------------
Net decrease in shares
  outstanding....................  (159,219,969)  $(1,354,782,168)
                                   ------------   ---------------
                                   ------------   ---------------

Class C
------------------
Six months ended August 31, 1995:
Shares sold......................        55,688   $       497,122
Shares issued in reinvestment of
  dividends......................         1,217            10,857
Shares reacquired................       (13,217)         (120,013)
                                   ------------   ---------------
Net increase in shares
  outstanding....................        43,688   $       387,966
                                   ------------   ---------------
                                   ------------   ---------------
August 1, 1994* through
  February 28, 1995:
Shares sold......................        24,418   $       205,366
Shares issued in reinvestment of
  dividends......................           498             4,180
Shares reacquired................        (1,195)           (9,882)
                                   ------------   ---------------
Net increase in shares
  outstanding....................        23,721   $       199,664
                                   ------------   ---------------
                                   ------------   ---------------

---------------
* Commencement of offering of Class C shares.
--------------------------------------------------------------------------------

Financial Highlights (Unaudited)               PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------

                                                                               Class A
                                               -----------------------------------------------------------------------
                                               Six Months
                                                 Ended                      Years Ended February 28/29,
                                               August 31,     --------------------------------------------------------
                                                  1995          1995        1994        1993        1992        1991
                                               ----------     --------     -------     -------     -------     -------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.......     $   8.59      $   9.13     $  9.40     $  9.17     $  9.02     $  9.00
                                               ----------     --------     -------     -------     -------     -------
Income from investment operations
Net investment income......................         0.30          0.59        0.61        0.66        0.68        0.69
Net realized and unrealized gain (loss) on
   investment transactions.................         0.39         (0.54)      (0.25)       0.35        0.37        0.26
                                               ----------     --------     -------     -------     -------     -------
   Total from investment operations........         0.69          0.05        0.36        1.01        1.05        0.95
                                               ----------     --------     -------     -------     -------     -------
Less distributions
Dividends from net investment income.......        (0.30)        (0.59)      (0.61)      (0.66)      (0.68)      (0.69)
Distributions in excess of accumulated
   gains...................................           --            --       (0.02)         --          --          --
Distributions from paid-in capital in
   excess of par...........................           --            --          --       (0.12)      (0.22)      (0.24)
                                               ----------     --------     -------     -------     -------     -------
   Total distributions.....................        (0.30)        (0.59)      (0.63)      (0.78)      (0.90)      (0.93)
                                               ----------     --------     -------     -------     -------     -------
Net asset value, end of period.............     $   8.98      $   8.59     $  9.13     $  9.40     $  9.17     $  9.02
                                               ----------     --------     -------     -------     -------     -------
                                               ----------     --------     -------     -------     -------     -------
TOTAL RETURN(c):...........................         8.12%          .83%       3.90%      11.55%      12.18%      11.21%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)............     $915,779      $871,145     $51,673     $61,297     $33,181     $28,971
Average net assets (000)...................     $892,079      $ 95,560     $55,921     $46,812     $29,534     $23,428
Ratios to average net assets:
   Expenses, including distribution fees...         0.96%(b)      0.98%       0.84%       0.84%       0.86%       0.85%
   Expenses, excluding distribution fees...         0.81%(b)      0.83%       0.69%       0.69%       0.71%       0.70%
   Net investment income...................         6.78%(b)      7.45%       6.48%       7.17%       7.51%       7.76%
Portfolio turnover rate....................           70%          206%         80%         36%        187%        213%

---------------
 (a) Commencement of offering of Class C shares.
 (b) Annualized.
 (c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions.
     Total returns for periods of less than a full year are not annualized.

--------------------------------------------------------------------------------
See Notes to Financial Statements.

Financial Highlights (Unaudited)               PRUDENTIAL GOVERNMENT INCOME FUND
--------------------------------------------------------------------------------

                                                                                      Class B
                                               -------------------------------------------------------------------------------------
                                               Six Months
                                                 Ended                             Years Ended February 28/29,
                                               August 31,     ----------------------------------------------------------------------
                                                  1995           1995           1994           1993           1992           1991
                                               ----------     ----------     ----------     ----------     ----------     ----------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.......     $   8.60      $     9.13     $     9.40     $     9.17     $     9.02     $     9.00
                                               ----------     ----------     ----------     ----------     ----------     ----------
Income from investment operations
Net investment income......................         0.27            0.53           0.53           0.58           0.60           0.62
Net realized and unrealized gain (loss) on
   investment transactions.................         0.39           (0.53)         (0.25)          0.35           0.37           0.26
                                               ----------     ----------     ----------     ----------     ----------     ----------
   Total from investment operations........         0.66              --           0.28           0.93           0.97           0.88
                                               ----------     ----------     ----------     ----------     ----------     ----------
Less distributions
Dividends from net investment income.......        (0.27)          (0.53)         (0.53)         (0.58)         (0.60)
(0.62)
Distributions in excess of accumulated
   gains...................................           --              --          (0.02)            --             --             --
Distributions from paid-in capital in
   excess of par...........................           --              --             --          (0.12)         (0.22)
(0.24)
                                               ----------     ----------     ----------     ----------     ----------     ----------
   Total distributions.....................        (0.27)          (0.53)         (0.55)         (0.70)         (0.82)
(0.86)
                                               ----------     ----------     ----------     ----------     ----------     ----------
Net asset value, end of period.............     $   8.99      $     8.60     $     9.13     $     9.40     $     9.17     $     9.02
                                               ----------     ----------     ----------     ----------     ----------     ----------
                                               ----------     ----------     ----------     ----------     ----------     ----------
TOTAL RETURN(c):...........................         7.75%            .24%          3.03%         10.61%         11.27%
10.35%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)............     $621,267      $  705,732     $2,202,555     $2,680,259     $2,724,428     $3,127,587
Average net assets (000)...................     $671,724      $1,735,413     $2,487,990     $2,670,924     $2,903,704     $3,432,948
Ratios to average net assets:
   Expenses, including distribution fees...         1.63%(b)        1.66%          1.68%          1.69%          1.71%        1.67%
   Expenses, excluding distribution fees...         0.81%(b)        0.80%          0.69%          0.69%          0.71%        0.70%
   Net investment income...................         6.11%(b)        6.17%          5.64%          6.32%          6.66%        6.94%
Portfolio turnover rate....................           70%            206%            80%            36%           187%         213%

                                                       Class C
                                             ---------------------------
                                                             August 1,
                                             Six Months       1994(a)
                                               Ended          Through
                                             August 31,     February 28,
                                                1995            1995
                                             ----------     ------------
PER SHARE OPERATING PERFORMANCE:
Net asset value, beginning of period.......   $   8.60         $ 8.69
                                            ----------          -----
Income from investment operations
Net investment income......................       0.27           0.31
Net realized and unrealized gain (loss) on
   investment transactions.................       0.39          (0.09)
                                            ----------          -----

   Total from investment operations........       0.66           0.22
                                            ----------          -----
Less distributions
Dividends from net investment income.......      (0.27)         (0.31)
Distributions in excess of accumulated
   gains...................................         --             --
Distributions from paid-in capital in
   excess of par...........................         --             --
                                             ----------          -----
   Total distributions.....................      (0.27)         (0.31)
                                            ----------           -----
Net asset value, end of period.............   $   8.99         $ 8.60
                                            ----------          -----
                                            ----------          -----
TOTAL RETURN(c):...........................       7.80%          2.75%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000)............   $    606         $  204
Average net assets (000)...................   $    414         $  111
Ratios to average net assets:
   Expenses, including distribution fees...       1.56%(b)       1.63%(b)
   Expenses, excluding distribution fees...       0.81%(b)       0.88%(b)
   Net investment income...................       6.16%(b)       6.69%(b)
Portfolio turnover rate....................         70%           206%

---------------
 (a) Commencement of offering of Class C shares.
 (b) Annualized.
 (c) Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions.
     Total returns for periods of less than a full year are not annualized.

--------------------------------------------------------------------------------
                                            See Notes to Financial Statements.

DIRECTORS

Edward D. Beach
Delayne Dedrick Gold
Harry A. Jacobs, Jr.
Thomas T. Mooney
Thomas H. O'Brien
Thomas A. Owens, Jr.
Richard A. Redeker
Stanley E. Shirk

OFFICERS

Richard A. Redeker, President
Robert F. Gunia, Vice President
Eugene S. Stark, Treasurer
Stephen M. Ungerman, Assistant Treasurer
S. Jane Rose, Secretary
Ellyn C. Acker, Assistant Secretary

MANAGER

Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

INVESTMENT ADVISER

The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

DISTRIBUTORS

Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

CUSTODIAN

State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

TRANSFER AGENT

Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

LEGAL COUNSEL

Shereff, Freidman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

PRUDENTIAL MUTUAL FUNDS

One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852

The accompanying financial statements as of August 31, 1995 were not audited and, accordingly, no opinion is expressed on them.

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

(LOGO)

 BULK RATE
U.S. POSTAGE
   PAID
 Permit 6807
New York, NY

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852

744339102
744339201  MF128E2
744339300  Cat. #6421462

                                                                     APPENDIX C
Letter to Shareholders

June 12, 1995

Dear Shareholder:

Powered by the dramatic bond market rally in 1995, the Prudential U.S. Government Fund has regained much of the ground it lost last year. Over the past six months bonds have earned coupon income, which is higher than last year, plus some capital appreciation as prices rose. We are pleased to report the Fund has significantly outperformed the average general U.S. government fund as measured by Lipper Analytical Services. That's primarily due to the Fund's longer average maturity, which provided greater price gains as interest rates fell.

                           [ GRAPH ]

Source: Prudential Mutual Fund Management,
Inc. U.S. Stocks: S&P 500; U.S. Bonds:
Lehman Brothers government/corporate
aggregate; Municipal bonds: Lehman Bros.
Municipal Bond Index; and Money Markets:
IBC/Donoghue taxable funds average.  Note:
Total return figures are for the 12-month period ended 4/30/95 and assume reinvestment of dividends and distributions. All bond returns are market value weighted inclusive of accrued interest. This chart is for comparison purposes only. There are different risks associated with each investment sector which should be considered carefully before investing. Past performance is not indicative of future results.

                        CUMULATIVE TOTAL RETURNS
                             *As of 4/30/95
                                                      Since
                      6 mos    1 Year    5 Years    Inception**
Class A                8.1%     6.6%      53.1%        47.8%
Class B                7.8%     5.7%      47.0%        69.6%
Class C                7.8%     N/A        N/A          4.7%
Lipper U.S. Gvt.       5.4%     5.3%      48.8%         N/A
 Fund Average***

                   AVERAGE ANNUAL TOTAL RETURNS*
                          As of 3/31/95
               1 Year     5 Years     Since Inception2
Class A         2.3%       6.1%             6.9%
Class B         0.7%       7.9%             6.4%
Class C         N/A        N/A              3.7%

An investment in the Fund is neither insured nor guaranteed by the U.S. Government. Past performance is no guarantee of future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

N/A -- Not applicable.

*** Source: Prudential Mutual Fund Management, Inc. and Lipper Analytical Services, Inc. Cumulative total returns do not take into account sales charges. The average annual returns do take into account applicable sales charges.The Fund charges a maximum front-end sales load of 4% for Class A shares. Class B shares are subject to a declining contingent deferred sales charge (CDSC) of 5%, 4%, 3%, 2%, 1% and 1%, for six years. Class
C shares have a 1% CDSC for one year. Class B shares will automatically convert to Class A shares on a quarterly basis, after approximately seven years.

*** Inception of Class A is 1/22/90; Class B is 11/7/86; Class C is 8/1/94.

*** These are average returns of 173 funds for six months; 150 funds for one year and 89 funds for five years.

Senate Considers
"Dream Account"

The U.S. Senate will soon be considering a tax-deferred savings vehicle called the "American Dream Savings Account," which was approved by the House of Representatives earlier in the year as part of the "Contract with America" legislative agenda.

While similar to a traditional individual retirement account or IRA, the American
Dream Savings Account goes further by raising the contribution ceiling for non-working spouses and permitting tax-free and penalty-free withdrawals prior to age 59 1/2for certain major expenses. Prudential Mutual Funds supports the American Dream Savings Account and we urge you to share your opinion with your legislators.

Our Objective.

The Prudential U.S. Government Fund seeks to provide high total return through a combination of capital appreciation plus high current income by investing primarily in U.S. government securities and obligations issued or guaranteed by U.S. government agencies or instrumentalities. It may also invest up to 35% of its assets in corporate bonds and other debt securities. The Fund had an effective maturity of about 8.9 years on April 30, 1995.

New Manager.

Barbara L. Kenworthy, who manages the Prudential Government Income Fund and the Prudential Diversified Bond Fund, has taken over management of the Prudential U.S. Government Fund. Barbara joined The Prudential in 1994 after a distinguished career as a portfolio manager and president of several taxable fixed-income funds for the Dreyfus Corp.

1995 Opened With A Stunning Bond Rally.

An extraordinary rally swept through the bond market in the first four months of this year, its best showing since 1991. Investor sentiment turned around on speculation that the Federal Reserve's efforts to slow the economy and keep inflation under control had finally succeeded.
Since February 1994, the Federal Reserve has doubled short-term interest rates, to 6% from 3%, hoping to slow the economy down to a more moderate, sustainable growth rate: what economists consider a "soft landing." Investors were heartened in late April when the government announced that the economy had grown at an annualized rate of 2.8% in the first quarter, much lower than last year's 4.1% rate. If the economy continues to grow at this pace, or slower, market participants believe the Federal Reserve will keep short-term interest rates steady, or perhaps even lower them.

(GRAPH)

Last year, when the Federal Reserve raised short-term interest rates, the bond market forced longer term interest rates higher as well. The benchmark 30-year U.S. Treasury yield reached a peak of nearly 8.2% in November, then began to fall in December, reaching 7.3% on April 30, the close of our reporting period. Since then, the yield has fallen below 7%.
Of course, as yields fall, bond prices rise, and vice versa.

Fund Update

Starting in February 1995, Class B shareholders may have begun to notice a change in their Fund holdings. That's when Class B shares began to automatically convert to Class A shares, on a quarterly basis, approximately seven years after purchase. As you may know, Class A shares generally carry lower annual distribution expenses than Class B shares. Accordingly, after conversion as a Class A shareholder, you will earn higher total returns on your investment than you would have as a Class B shareholder.

Conversions of eligible Class B shares and special exchanges of Class B and C shares will take place each calendar quarter (March, June, September and December) starting in September 1995.

Inflation Fears Diminished.

Inflation fears have dimmed considerably thus far this year. Investors spent much of 1994 looking for higher inflation, but it appears at this writing that the Federal Reserve may have contained the threat by raising short-term interest rates. Inflation remains below 3% with few price pressures in sight. The Consumer Price Index (CPI), one measure of inflation, has remained in a range of 2.5% to 2.9% throughout the year, and wages (another leading indicator) have remained flat. With economic growth now slowing, we don't expect wage or price pressures to develop any time soon.

Longer Maturity Enhanced Performance.

The Fund is positioned with an effective maturity which is about one-third longer than most of its competitors. Our longer maturity helped the Fund perform significantly better than its peers as long-term interest rates fell over the last six months. Should interest rates rise, however, this longer maturity will detract from the Fund's performance. So we have gradually reduced the maturity of the Fund to 8.9 years as of April 30, 1995.

The Fund's longer maturity also enables it to offer a higher yield than shorter maturity government bond funds. Class A, B and C shares offered 30-day SEC yields of 6.2%. 5.7% and 5.8% as of April 30, up from 5.9% for Class A shares and 5.5% for Class B shares a year earlier (Class C shares have not yet been in existence for one year).

We Restructured The Portfolio to Profit From the Rally.

As bond prices rose early in 1995, we took profits by gradually selling our corporate bond position, which had represented about 20% of the Fund. We reinvested the proceeds in mortgage backed securities and A-rated CMOs (collateralized mortgage obligations). Since we expect the economy to continue to slow in the coming months, selected mortgages should offer more stability than corporates, which can fall in value should corporate profits or the economy slow unexpectedly. As of April 30, the CMOs were yielding close to two percentage points higher than comparable U.S. Treasurys.

We also hold 27% of assets in 30-year mortgage pass-throughs, mostly GNMAs with 7% coupons, but some FNMAs with 8.5% and 9% coupons.

The Advantage of "Staying the Course"

Past performance doesn't guarantee future results, but we can certainly learn from it. While there is a tremendous temptation to sell fund shares when prices fall, we've counseled shareholders over the years to stay the course and invest for the long term (five years or more). A shareholder who followed this philosophy during the difficult days of 1994 would have recouped much of the Fund's NAV decline and received a higher stream of income.

Statistically, we can show this for the broad market by looking at the Lehman Brothers U.S. Government Bond Index, a widely recognized barometer of bond prices. In all of 1994, the index lost 3.4% on a total return basis (including interest). In the first four months of 1995, the index has gained 6.1% in total return. (For the past 12 months, the index has gained 6.5% in total return.) Clearly, the long-term investor who stayed the course would have recovered from last year.

The Outlook.

Bonds have appreciated substantially in 1995. Certainly we don't expect the market to perform for the entire year the way it has for the first four months, but there may be room for some modest capital appreciation later this year.

We have shortened our maturities slightly, expecting that bond prices may dip slightly after the rally. We're also emphasizing intermediate- to long-term bonds with attractive yields. We believe they offer the best value because we think bond yields will remain fairly flat or decline slightly later this year.

As always, it is a pleasure to work for you. We appreciate the confidence you have shown in us by choosing the Prudential U.S. Government Fund.


Sincerely,

/s/ Barbara L. Kenworthy

Barbara L. Kenworthy
Portfolio Manager

/s/ Richard A. Redeker

Richard A. Redeker
President

PORTFOLIO                                          Q&A

                                                   (PICTURE)
                                                   Dennis Bushe

The bond market has been a strong performer in the first four months of 1995. If you are contemplating putting cash into the bond market, you might want to consider some of the following points. We talked with Prudential Mutual Funds chief fixed-income strategist Dennis Bushe about why bonds and bond mutual funds may make some sense in today's investment environment.

Q.  What are the prospects for bonds for the rest of 1995?

A. I believe bonds will perform well over the remainder of the year, although I do not expect to see the same kind of price appreciation we saw in the first four months. That's because interest rates have already fallen dramatically this year. For example, the yield on the 30-year Treasury bond has declined by more than one percentage point since reaching its peak last November. But as long as the economy maintains a sustainable growth rate of 2.5% or lower, bonds should provide coupon income and possibly a modest amount of capital appreciation. And municipal bond supply is very low right now -- if that scenario continues, it could help prices rise. The principal risk to this outlook would be an acceleration of the U.S. economy, which could put upward pressure on interest rates.

Q.  What is a flat tax and why are municipal bond investors worried about it?

A. Congress is considering a move to simplify the income tax code by implementing a "flat" tax or an income tax at a single, flat rate rather than the different tax brackets in existence now. Most tax deductions would be disallowed under the proposal, including municipal bond income. Therefore, under this proposal, municipal bond income would not be as valuable as it currently is for individuals in the higher tax brackets. I believe there is little chance such a proposal could pass Congress, certainly not before the 1996 elections. However, I do expect municipal bond prices will be very sensitive to any proposal designed to drastically reduce the federal income tax paid by the nation's wealthier individuals. Municipal bond investors should be prepared to weather some volatility this year as a consequence.

PRUDENTIAL U.S. GOVERNMENT FUND           Portfolio of Investments
                                        April 30, 1995 (Unaudited)

Principal
  Amount                                   Value
  (000)             Description           (Note 1)

             LONG-TERM INVESTMENTS--92.3%
             Mortgage-Related Securities--42.0%
             Chase Mortgage Finance Corp.,
               Series 1994-1, Class B-1,
 $ 3,620     7.869%, 11/25/25 (CMO)..........  $  3,381,020
             Federal National Mortgage
               Assoc.,
   6,933     8.50%, 7/1/17 - 2/1/25..........     7,044,088
   6,965     9.00%, 8/1/24 - 4/1/25..........     7,182,661
             Government National Mortgage
               Assoc.,
  20,839     7.00%, 4/15/24..................    19,725,192
             Prudential Home Mortgage
               Securities Co.,
               Series 1995-A, Class B-2,
   5,000     8.68%, 3/28/25 (CMO)............     4,939,844
             Resolution Trust Corp.,
               Series 1994-1, Class B-2,
   5,962     7.75%, 9/25/29 (CMO)............     5,682,684
             Structured Asset Securities
               Corp.,
               Series 1995-C1, Class C,
   5,000     7.375%, 9/25/24 (CMO)...........     4,565,000
                                               ------------
             Total mortgage-related
               securities
             (cost $51,846,573)..............    52,520,489
                                               ------------
             U.S. Treasury Securities--35.6%
             U.S. Treasury Bond,
   5,000     8.125%, 8/15/19.................     5,353,900
             U.S. Treasury Notes,
   3,000     6.875%, 2/28/97.................     3,015,000
   6,000     7.25%, 2/15/98..................     6,082,500
   4,000     5.00%, 1/31/99..................     3,762,480
   1,000     6.375%, 8/15/02.................       964,220
  24,000     7.875%, 11/15/04................    25,312,560
                                               ------------
             Total U. S. treasury securities
             (cost $43,447,441)..............    44,490,660
                                               ------------
             U.S. Government Agency
               Stripped Security--9.9%
             Federal National Mortgage
               Assoc.,
             Zero Coupon, 7/5/14
 $55,000     (cost $11,633,935)..............  $ 12,357,950
                                               ------------
             Corporate Bond--4.8%
             Bellaire Finance Inc.,
             9.32%, 2/1/08
   5,800     (cost $6,005,719)...............     5,992,125
                                               ------------
             Total long-term investments
             (cost $112,933,668).............   115,361,224
                                               ------------
             SHORT-TERM INVESTMENT--7.3%
             Joint Repurchase Agreement
               Account,
             5.93%, 5/1/95, (Note 5)
   9,086     (cost $9,086,000)...............     9,086,000
                                               ------------
             Total Investments--99.6%
             (cost $122,019,668; Note 4).....   124,447,224
             Other assets in excess of
             liabilities--0.4%...............       490,431
                                               ------------
             Net Assets--100%................  $124,937,655
                                               ------------
                                               ------------

---------------
CMO--Collateralized Mortgage Obligation.

                                     C-6     See Notes to Financial Statements.

PRUDENTIAL U.S. GOVERNMENT FUND
 Statement of Assets and Liabilities
(Unaudited)


Assets                                                                                            April 30, 1995
                                                                                                  --------------
Investments, at value (cost $122,019,668)......................................................    $124,447,224
Cash...........................................................................................          32,523
Receivable for investments sold................................................................       4,432,888
Interest receivable............................................................................       1,587,404
Receivable for Fund shares sold................................................................         129,585
Deferred expenses and other assets.............................................................           5,531
                                                                                                  --------------
  Total assets.................................................................................     130,635,155
                                                                                                  --------------
Liabilities
Payable for investments purchased..............................................................       4,552,083
Payable for Fund shares reacquired.............................................................         818,684
Dividends payable..............................................................................         161,774
Distribution fee payable.......................................................................          62,567
Management fee payable.........................................................................          51,967
Accrued expenses...............................................................................          50,425
                                                                                                  --------------
  Total liabilities............................................................................       5,697,500
                                                                                                  --------------
Net Assets.....................................................................................    $124,937,655
                                                                                                  --------------
                                                                                                  --------------
Net assets were comprised of:
  Shares of beneficial interest, at par........................................................    $    130,156
  Paid-in capital in excess of par.............................................................     137,485,933
                                                                                                  --------------
                                                                                                    137,616,089
  Accumulated net realized loss on investments.................................................     (15,105,990)
  Net unrealized appreciation on investments...................................................       2,427,556
                                                                                                  --------------
  Net assets, April 30, 1995...................................................................    $124,937,655
                                                                                                  --------------
                                                                                                  --------------
Class A:
  Net asset value and redemption price per share
    ($44,427,303 / 4,629,198 shares of beneficial interest issued and outstanding).............          $ 9.60
  Maximum sales charge (4.0% of offering price)................................................             .40
  Maximum offering price to public.............................................................          $10.00
                                                                                                  --------------
                                                                                                  --------------
Class B:
  Net asset value, offering price and redemption price per share
    ($80,379,639 / 8,372,750 shares of beneficial interest issued and outstanding).............          $ 9.60
                                                                                                  --------------
                                                                                                  --------------
Class C:
  Net asset value, offering price and redemption price per share
    ($130,713 / 13,616 shares of beneficial interest issued and outstanding)...................          $ 9.60
                                                                                                  --------------
                                                                                                  --------------

See Notes to Financial Statements.

PRUDENTIAL U.S. GOVERNMENT FUND
Statement of Operations
(Unaudited)

                                            Six Months
                                               Ended
                                             April 30,
Net Investment Income                          1995
                                            -----------
Income
  Interest and discount earned...........   $ 4,913,814
                                            -----------
Expenses
  Distribution fee--Class A..............        18,026
  Distribution fee--Class B..............       434,832
  Distribution fee--Class C..............           343
  Management fee.........................       316,098
  Transfer agent's fees..................       134,000
  Custodian's fees.......................        51,000
  Registration fees......................        31,000
  Reports to shareholders................        30,000
  Trustees' fees.........................        27,000
  Audit fee..............................        15,000
  Legal fees.............................        12,000
  Miscellaneous..........................         5,206
                                            -----------
    Total expenses.......................     1,074,505
                                            -----------
Net investment income....................     3,839,309
                                            -----------
Net Realized and Unrealized
Gain (Loss) on Investments
Net realized loss on investment
  transactions...........................    (4,051,149)
Net change in unrealized
  appreciation/depreciation on
  investments............................     9,906,280
                                            -----------
Net gain on investments..................     5,855,131
                                            -----------
Net Increase in Net Assets
Resulting from Operations................   $ 9,694,440
                                            -----------
                                            -----------

PRUDENTIAL U.S. GOVERNMENT FUND
Statement of Changes in Net Assets
(Unaudited)

                               Six Months         Year
                                 Ended           Ended
Increase (Decrease)            April 30,      October 31,
in Net Assets                     1995            1994
                              ------------    ------------
Operations
  Net investment income.....  $  3,839,309    $  8,705,238
  Net realized loss on
    investment transactions..   (4,051,149)     (1,123,882)
  Net change in unrealized
   appreciation/depreciation
    on investments..........     9,906,280     (21,394,608)
                              ------------    ------------
  Net increase (decrease) in
    net assets resulting from
    operations..............     9,694,440     (13,813,252)
                              ------------    ------------
Dividends to shareholders
  from net investment income
  (Note 1)
  Class A...................      (796,859)       (450,567)
  Class B...................    (3,039,680)     (8,254,322)
  Class C...................        (2,770)           (349)
                              ------------    ------------
                                (3,839,309)     (8,705,238)
                              ------------    ------------
Fund share transactions (net
  of share conversions)
  (Note 6)
  Net proceeds from shares
    sold....................    13,251,549      39,812,693
  Net asset value of shares
    issued in reinvestment
    of dividends............     2,482,464       5,677,995
  Cost of shares
    reacquired..............   (27,567,934)    (65,811,259)
                              ------------    ------------
  Net decrease in net assets
    from Fund share
    transactions............   (11,833,921)    (20,320,571)
                              ------------    ------------
Total decrease..............    (5,978,790)    (42,839,061)
Net Assets
Beginning of period.........   130,916,445     173,755,506
                              ------------    ------------
End of period...............  $124,937,655    $130,916,445
                              ------------    ------------
                              ------------    ------------

See Notes to Financial Statements.        See Notes to Financial Statements.

PRUDENTIAL U.S. GOVERNMENT FUND
Notes to Financial Statements
(Unaudited)

   Prudential U.S. Government Fund (the ``Fund'') was organized as a Massachusetts business trust on September 22, 1986. Investment operations commenced on November 7, 1986. The Fund's primary investment objective is to seek a high total return, capital appreciation plus high current income, primarily through investment in U.S. Government securities and obligations issued or guaranteed by U.S. Government agencies or instrumentalities. The ability of issuers of debt securities, other than those issued or guaranteed by the U.S. Government, may be affected by economic developments in a specific industry or region.

Note 1. Accounting            The following is a summary
Policies                      of significant accounting poli-
                              cies followed by the Fund in the preparation of
its financial statements.
Security Valuation: The Board of Trustees has authorized the use of an independent pricing service to determine valuations for normal institutional size trading units of securities. The pricing service considers such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at securities valuations. Options and financial futures contracts listed on exchanges are valued at their closing price on the applicable exchange. When market quotations are not readily available, a security is valued at fair value as determined in good faith by or under the direction of the Board of Trustees.
   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost which approximates market value.
   All securities are valued as of 4:15 P.M., New York time.
   In connection with transactions in repurchase agreements, it is the Fund's policy that its custodian or designated subcustodians, as the case may be under triparty repurchase agreements, take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction, including accrued interest. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. If the seller defaults, and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.
Dollar Rolls: The Fund enters into dollar rolls in which the Fund sells securities for delivery in the current month and simultaneously contracts to repurchase somewhat similar securities on a specified future date. During the roll period the Fund forgoes principal and interest paid on the securities. The Fund is compensated by the interest earned on the cash proceeds of the initial sale and by the lower repurchase price at the future date.
Securities Transactions and Investment Income: Securities transactions are recorded on the trade date. Realized gains or losses on sales of investments are calculated on the identified cost basis. Interest income is recorded on the accrual basis.
   Net investment income, other than distribution fees, and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day. Federal Income Taxes: It is the Fund's policy to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable net income to its shareholders. Therefore, no federal income tax provision is required.
Dividends and Distributions: Dividends from net investment income are accrued daily and payable monthly. The Fund will distribute annually any net realized capital gains in excess of capital loss carryforwards, if any. Dividends and distributions are recorded on the ex-dividend date.
   Income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

Note 2. Agreements            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. (``PMF''). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation (``PIC''); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.
                                      C-9

   The management fee paid PMF is computed daily and payable monthly at an annual rate of .50 of 1% of the Fund's average daily net assets.
   The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. (``PMFD''), which acts as the distributor of the Class A shares of the Fund, and with Prudential Securities Incorporated (``PSI''), which acts as distributor of the Class B and Class C shares of the Fund (collectively the ``Distributors''). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and C shares, pursuant to plans of distribution, (the ``Class A, B and C Plans'') regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.
   Pursuant to the Class A , B and C Plans, the Fund compensates the Distributors for distribution-related activities at an annual rate of up to .30 of 1%, 1% and 1%, of the average daily net assets of the Class A, B and C shares, respectively. Such expenses under the Plans were .15 of 1%, .85 of 1% and .75 of 1% of the average daily net assets of Class A, B and C shares, respectively, for the six months ended April 30, 1995.
   PMFD has advised the Fund that it has received approximately $27,100 in front-end sales charges resulting from sales of Class A shares during the six months ended April 30, 1995. From these fees, PMFD paid such sales charges to PSI and Pruco Securities Corporation, affiliated broker-dealers, which in turn paid commissions to sales persons and incurred other distribution costs.
   PSI has advised the Fund that for the six months ended April 30, 1995, it received approximately $224,500 in contingent deferred sales charges imposed upon certain redemptions by Class B and Class C shareholders.
   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

Note 3. Other                 Prudential Mutual Fund Ser-
Transactions                  vices, Inc. (``PMFS''), a
with Affiliates               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent. During
the six months ended April 30, 1995, the Fund incurred fees of approximately $102,400 for the services of PMFS. As of April 30, 1995, approximately $18,600 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations include certain out-of-pocket expenses paid to non-affiliates.

Note 4. Portfolio             Purchases and sales of invest-
Securities                    ment securities, other than
                              short-term investments, for the six months ended
April 30, 1995 were $206,391,094 and $220,658,925, respectively.
   The federal income tax basis of the Fund's investments at April 30, 1995 was substantially the same as the basis for financial statement reporting purposes and, accordingly, net unrealized appreciation of investments for federal income tax purposes was $2,427,556 (gross unrealized appreciation-$2,450,999; gross unrealized depreciation-$23,443).
   For federal income tax purposes, the Fund had a capital loss carryforward as of October 31, 1994 of approximately $11,054,800 of which $1,017,200 expires in 1997, $8,301,600 expires in 1998 and $1,736,000 expires in 2002. Accordingly, no capital gains distribution is expected to be paid to shareholders until net gains have been realized in excess of such carryforward.

Note 5. Joint                 The Fund, along with other
Repurchase                    affiliated registered invest-
Agreement                     ment companies, transfers
Account                       uninvested cash balances into
                              a single joint account, the daily aggregate
balance of which is invested in one or more repurchase agreements collateralized by U.S. Treasury or federal agency obligations. As of April 30, 1995, the Fund has a 1.35% undivided interest in the repurchase agreements in the joint account. The undivided interest for the Fund represents $9,086,000 in principal amount. As of such date, each repurchase agreement in the joint account and the value of the collateral therefor were as follows:
   Bear, Stearns & Co., 5.92%, in the principal amount of $125,000,000, repurchase price $125,061,667, due 5/1/95. The value of the collateral including accrued interest is $127,647,875.
   UBS Securities Inc., 5.93%, in the principal amount of $100,000,000, repurchase price $100,049,417, due 5/1/95. The value of the collateral including accrued interest is $102,001,215.
   Morgan Stanley and Co., Inc., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,982,534.
   CS First Boston Corp., 5.93%, in the principal amount of $225,000,000, repurchase price $225,111,188, due 5/1/95. The value of the collateral including accrued interest is $229,725,279.

Note 6. Capital               The Fund offers Class A,
                              Class B and Class C shares. Class A shares are
sold with a front-end sales charge of up to 4.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Commencing in February 1995, Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. A special exchange priviledge is also available for shareholders who qualified to purchase Class A shares at net asset value.
   The Fund has authorized an unlimited number of shares of beneficial interest of each class at $.01 par value. Transactions in shares of beneficial interest for the six months ended April 30, 1995 and for the fiscal year ended October 31, 1994 were as follows:


Class A                               Shares          Amount
--------------------------------  --------------   ------------
Six months ended April 30, 1995:
Shares sold.....................         249,512   $  2,331,320
Shares issued in reinvestment of
  dividends.....................          47,755        451,454
Shares reacquired...............        (340,177)    (3,206,575)
                                  --------------   ------------
Net decrease in shares
  outstanding before
  conversion....................         (42,910)      (423,801)
Shares issued upon conversion
  from Class B..................       3,932,258     36,923,615
                                  --------------   ------------
Net increase in shares
  outstanding...................       3,889,348   $ 36,499,814
                                  --------------   ------------
                                  --------------   ------------
Year ended October 31, 1994:
Shares sold.....................         359,574   $  3,519,655
Shares issued in reinvestment of
  dividends.....................          31,480        306,085
Shares reacquired...............        (297,934)    (2,879,593)
                                  --------------   ------------
Net increase in shares
  outstanding...................          93,120   $    946,147
                                  --------------   ------------
                                  --------------   ------------
Class B
--------------------------------
Six months ended April 30, 1995:
Shares sold.....................       1,166,750   $ 10,821,937
Shares issued in reinvestment of
  dividends.....................         218,515      2,028,773
Shares reacquired...............      (2,623,590)   (24,340,961)
                                  --------------   ------------
Net decrease in shares
  outstanding before
  conversion....................      (1,238,325)   (11,490,251)
Shares reaquired upon conversion
  into Class A..................      (3,932,258)   (36,923,615)
                                  --------------   ------------
Net decrease in shares
  outstanding...................      (5,170,583)  $(48,413,866)
                                  --------------   ------------
                                  --------------   ------------
Year ended October 31, 1994:
Shares sold.....................       3,633,315   $ 36,246,363
Shares issued in reinvestment of
  dividends.....................         550,260      5,371,630
Shares reacquired...............      (6,392,542)   (62,931,666)
                                  --------------   ------------
Net decrease in shares
  outstanding...................      (2,208,967)  $(21,313,673)
                                  --------------   ------------
                                  --------------   ------------
Class C                               Shares          Amount
--------------------------------  --------------   ------------
Six months ended April 30, 1995:
Shares sold.....................          10,535   $     98,292
Shares issued in reinvestment of
  dividends.....................             239          2,237
Shares reacquired...............          (2,150)       (20,398)
                                  --------------   ------------
Net increase in shares
  outstanding...................           8,624   $     80,131
                                  --------------   ------------
                                  --------------   ------------
August 1, 1994* through
  October 31, 1994:
Shares sold.....................           4,962   $     46,675
Shares issued in reinvestment of
  dividends.....................              30            280
                                  --------------   ------------
Net increase in shares
  outstanding...................           4,992   $     46,955
                                  --------------   ------------
                                  --------------   ------------

---------------
  * Commencement of offering of Class C shares.

PRUDENTIAL U.S. GOVERNMENT FUND
Financial Highlights
(Unaudited)

                                                                  Class A
                                   ---------------------------------------------------------------------
                                      Six                                                    January 22,
                                    Months                                                     1990(D)
                                     Ended               Year Ended October 31,                Through
                                   April 30,     ---------------------------------------     October 31,
                                     1995         1994       1993       1992       1991         1990
                                   ---------     ------     ------     ------     ------     -----------
PER SHARE OPERATING
PERFORMANCE:
Net asset value, beginning of
  period.......................     $   9.16     $10.59     $ 9.69     $ 9.49     $ 8.97       $  9.31
                                   ---------     ------     ------     ------     ------     -----------
Income from investment
  operations
Net investment income..........          .29        .61        .64        .68        .66           .55
Net realized and unrealized
  gain (loss) on investment
  transactions.................          .44      (1.43)       .90        .20        .52          (.34)
                                   ---------     ------     ------     ------     ------     -----------
  Total from investment
    operations.................          .73       (.82)      1.54        .88       1.18           .21
Less distributions
Dividends from net investment
  income.......................         (.29)      (.61)      (.64)      (.68)      (.66)         (.55)
                                   ---------     ------     ------     ------     ------     -----------
Net asset value, end of
  period.......................     $   9.60     $ 9.16     $10.59     $ 9.69     $ 9.49       $  8.97
                                   ---------     ------     ------     ------     ------     -----------
                                   ---------     ------     ------     ------     ------     -----------
TOTAL RETURN#..................         8.14%     (7.80)%    16.43%      9.39%     13.72%         2.16%
RATIOS / SUPPLEMENTAL DATA:
Net assets, end of period
  (000)........................     $ 44,427     $6,776     $6,849     $5,024     $2,574       $ 1,617
Average net assets (000).......     $ 24,234     $7,093     $6,339     $3,769     $2,158       $   918
Ratios to average net assets:
  Expenses, including
    distribution fees..........         1.13%*     1.09%       .96%       .94%      1.24%         1.08%*
  Expenses, excluding
    distribution fees..........          .98%*      .94%       .81%       .79%      1.09%          .94%*
  Net investment income........         6.64%*     6.35%      6.35%      6.92%      7.24%         7.16%*
Portfolio turnover.............          172%        39%        66%        66%       236%          608%

---------------
  * Annualized.
(D) Commencement of offering of Class A shares.
  # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.
                                      C-12

PRUDENTIAL U.S. GOVERNMENT FUND
Financial Highlights
(Unaudited)

                                                                                                               Class C
                                                                                                               --------
                                                                Class B                                          Six
                             -----------------------------------------------------------------------------      Months
                              Six Months                                                                        Ended
                                Ended                            Year Ended October 31,                         April
                              April 30,       ------------------------------------------------------------       30,
                                 1995           1994         1993         1992         1991         1990         1995
                             ------------     --------     --------     --------     --------     --------     --------
PER SHARE OPERATING
PERFORMANCE:
Net asset value,
  beginning of period....      $     9.16     $  10.60     $   9.70     $   9.50     $   8.97     $   9.54     $   9.16
                             ------------     --------     --------     --------     --------     --------     --------
Income from investment
  operations
Net investment income....             .26          .53          .55          .59          .59          .62          .27
Net realized and
  unrealized gain (loss)
  on investment
  transactions...........             .44        (1.44)         .90          .20          .53         (.57)         .44
                             ------------     --------     --------     --------     --------     --------     --------
  Total from investment
    operations...........             .70         (.91)        1.45          .79         1.12          .05          .71
Less distributions
Dividends from net
  investment income......            (.26)        (.53)        (.55)        (.59)        (.59)        (.62)        (.27)
                             ------------     --------     --------     --------     --------     --------     --------
Net asset value, end of
  period.................      $     9.60     $   9.16     $  10.60     $   9.70     $   9.50     $   8.97     $   9.60
                             ------------     --------     --------     --------     --------     --------     --------
                             ------------     --------     --------     --------     --------     --------     --------
TOTAL RETURN#............            7.78%       (8.57)%      15.44%        8.46%       12.86%         .64%        7.82%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000)..................      $   80,380     $124,094     $166,907     $155,143     $158,790     $172,521     $    131
Average net assets
  (000)..................      $  103,161     $146,123     $162,107     $154,502     $168,421     $174,276     $     92
Ratios to average net
  assets:
  Expenses, including
    distribution fees....            1.83%*       1.75%        1.81%        1.79%        2.09%        1.99%        1.73%*
  Expenses, excluding
    distribution fees....             .98%*        .94%         .81%         .79%        1.09%         .99%         .98%*
  Net investment
    income...............            5.94%*       5.65%        5.50%        6.07%        6.39%        6.89%        6.04%*
Portfolio turnover.......             172%          39%          66%          66%         236%         608%         172%

                            August 1,
                             1994(D)
                             Through
                           October 31,
                              1994
                           -----------
PER SHARE OPERATING
PERFORMANCE:
Net asset value,
  beginning of period....    $  9.58
                           -----------
Income from investment
  operations
Net investment income....        .15
Net realized and
  unrealized gain (loss)
  on investment
  transactions...........       (.42)
                           -----------
  Total from investment
    operations...........       (.27)
Less distributions
Dividends from net
  investment income......       (.15)
                           -----------
Net asset value, end of
  period.................    $  9.16
                           -----------
                           -----------
TOTAL RETURN#............      (3.03)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (000)..................    $    46
Average net assets
  (000)..................    $    23
Ratios to average net
  assets:
  Expenses, including
    distribution fees....       1.82%*
  Expenses, excluding
    distribution fees....       1.07%*
  Net investment
    income...............       6.25%*
Portfolio turnover.......         39%

---------------
  * Annualized.
(D) Commencement of offering of Class C shares.
  # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.

See Notes to Financial Statements.

   A FULL RANGE OF SHAREHOLDER BENEFITS
   -------------------------------------------------------

     Prudential Mutual Funds provides many useful services and benefits to help you effectively manage your account:

     AUTOMATIC DIVIDEND REINVESTMENT. Reinvest your dividends and/or capital gains automatically WITHOUT a sales charge.

     NO MINIMUM INVESTMENT FOR RETIREMENT ACCOUNTS

        - Individual Retirement Accounts (IRAs). Save up to $2,000, or $2,250 if married, per year.

        - Rollover IRAs. Retain special tax-deferred advantages for certain distributions from your company-sponsored retirement plan.

     NO FEE CUSTODIAL ACCOUNTS. Give money to a child and obtain tax benefits. Invest for a child's education or other future needs.

     SYSTEMATIC WITHDRAWAL PLAN. Receive monthly or quarterly checks in any amount with the proceeds withdrawn from your fund account.

     SHAREHOLDER REPORTS AND REGULAR INVESTMENT UPDATES. In addition to comprehensive account activity statements, you will also receive annual and semi-annual fund reports as well as any important updates, including tax information, that may affect your fund.

     24 Hour Toll Free
     Telephone Number

     For customer service, call
     1-800-222-1852 8 a.m. to 6 p.m. ET
     For prompt 24 hour service regarding
     your account balance, fund yields and
     prices, call 1-800-222-7637

     THE PRUDENTIAL MUTUAL FUND FAMILY
     --------------------------------------------------------------------------

     Prudential Mutual Fund Management offers a broad range of mutual funds designed to meet your individual needs. We welcome you to review the investment options available through our family of funds. For more information on the Prudential Mutual Funds, including charges and expenses, contact your Prudential Securities Financial Advisor or Pruco Securities Representative or telephone the Funds at (800) 225-1852 for a free prospectus. Read the prospectus carefully before you invest or send money.


     TAXABLE BOND FUNDS
     Prudential Adjustable Rate Securities Fund, Inc.
     Prudential Diversified Bond Fund, Inc.
     Prudential GNMA Fund, Inc.
     Prudential Government Income Fund, Inc.
          (formerly known as Prudential
          Government Plus Fund)
     Prudential Government Securities Trust
          Intermediate Term Series
     Prudential High Yield Fund, Inc.
     Prudential Structured Maturity Fund, Inc.
          Income Portfolio
     Prudential U.S. Government Fund
     The BlackRock Government Income Trust

     TAX-EXEMPT BOND FUNDS
     Prudential California Municipal Fund
          California Series
          California Income Series
     Prudential Municipal Bond Fund
          High Yield Series
          Insured Series
          Modified Term Series
     Prudential Municipal Series Fund
          Arizona Series
          Florida Series
          Georgia Series
          Hawaii Income Series
          Maryland Series
          Massachusetts Series
          Michigan Series
          Minnesota Series
          New Jersey Series
          New York Series
          North Carolina Series
          Ohio Series
          Pennsylvania Series
     Prudential National Municipal Fund, Inc.

     GLOBAL FUNDS
     Prudential Europe Growth Fund, Inc.
     Prudential Global Fund, Inc.
     Prudential Global Genesis Fund, Inc.
     Prudential Global Natural Resources Fund, Inc.
     Prudential Intermediate Global Income Fund, Inc.
     Prudential Pacific Growth Fund, Inc.
     Prudential Short-Term Global Income Fund, Inc.
          Global Assets Portfolio
          Short-Term Global Income Portfolio
     Global Utility Fund, Inc.

     EQUITY FUNDS
     Prudential Allocation Fund
          (formerly known as Prudential FlexiFund)
          Conservatively Managed Portfolio
          Strategy Portfolio
     Prudential Equity Fund, Inc.
     Prudential Equity Income Fund
     Prudential Growth Opportunity Fund, Inc.
     Prudential IncomeVertible-Registered Trademark- Fund, Inc.
     Prudential Multi-Sector Fund, Inc.
     Prudential Strategist Fund, Inc.
          (formerly known as Prudential Growth Fund)
     Prudential Utility Fund, Inc.
     Nicholas-Applegate Fund, Inc.
          Nicholas-Applegate Growth Equity Fund

     MONEY MARKET FUNDS
     *Taxable Money Market Funds
     Prudential Government Securities Trust
          Money Market Series
          U.S. Treasury Money Market Series
     Prudential Special Money Market Fund
          Money Market Series
     Prudential MoneyMart Assets
     *Tax-Free Money Market Funds
     Prudential Tax-Free Money Fund
     Prudential California Municipal Fund
          California Money Market Series
     Prudential Municipal Series Fund
          Connecticut Money Market Series
          Massachusetts Money Market Series
          New Jersey Money Market Series
          New York Money Market Series
     *Command Funds
     Command Money Fund
     Command Government Fund
     Command Tax-Free Fund
     *Institutional Money Market Funds
     Prudential Institutional Liquidity Portfolio, Inc.
          Institutional Money Market Series

SEMI ANNUAL REPORT                        April 30, 1995

Prudential
U.S. Government
Fund
--------------------------
(ICON)

(LOGO)

Trustees
Stephen C. Eyre
Delayne Dedrick Gold
Don G. Hoff
Harry A. Jacobs, Jr.
Sidney R. Knafel
Robert E. La Blanc
Lawrence C. McQuade
Thomas A. Owens, Jr.
Richard A. Redeker
Clay T. Whitehead

Officers
Lawrence C. McQuade, President
Robert F. Gunia, Vice President
Susan C. Cote, Treasurer
S. Jane Rose, Secretary

Manager
Prudential Mutual Fund Management, Inc.
One Seaport Plaza
New York, NY 10292

Investment Adviser
The Prudential Investment Corporation
Prudential Plaza
Newark, NJ 07101

Distributors
Prudential Mutual Fund Distributors, Inc.
Prudential Securities Incorporated
One Seaport Plaza
New York, NY 10292

Custodian
State Street Bank and Trust Company
One Heritage Drive
North Quincy, MA 02171

Transfer Agent
Prudential Mutual Fund Services, Inc.
P.O. Box 15005
New Brunswick, NJ 08906

Independent Accountants
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

Legal Counsel
Shereff, Friedman, Hoffman & Goodman
919 Third Avenue
New York, NY 10022

Prudential Mutual Funds
One Seaport Plaza
New York, NY 10292
Toll Free (800) 225-1852, Collect (908) 417-7555

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

73914202
73914103                           MF130E
73914301        (LOGO)

                               TABLE OF CONTENTS


                                                                                                                PAGE
SYNOPSIS...................................................................................................           2
    General................................................................................................           2
    The Proposed Reorganization and Liquidation............................................................           2
    Reasons for the Proposed Reorganization and Liquidation................................................           3
    Certain Differences Between Government Income Fund and U.S. Government Fund............................           5
    Structure of U.S. Government Fund and Government Income Fund...........................................           6
    Investment Objective and Policies -- Government Income Fund............................................           7
    Fees and Expenses......................................................................................           8
        Management Fees....................................................................................           8
        Distribution Fees..................................................................................           8
        Other Expenses.....................................................................................           9
        Fee Waivers and Subsidy............................................................................           9
        Expense Ratios.....................................................................................           9
    Purchases and Redemptions..............................................................................          11
    Exchange Privileges....................................................................................          12
    Dividends and Distributions............................................................................          12
    Federal Tax Consequences of Proposed Reorganization....................................................          12
PRINCIPAL RISK FACTORS.....................................................................................          13
THE PROPOSED TRANSACTION...................................................................................          13
    Agreement and Plan of Reorganization and Liquidation...................................................          13
    Reasons for the Reorganization and Liquidation.........................................................          14
    Description of Securities to be Issued.................................................................          15
    Tax Considerations.....................................................................................          15
    Certain Comparative Information About the Funds........................................................          16
        Organization.......................................................................................          16
        Capitalization.....................................................................................          16
        Shareholder Meetings and Voting Rights.............................................................          16
        Shareholder Liability..............................................................................          16
        Liability and Indemnification of Directors/Trustees................................................          17
    Pro Forma Capitalization and Ratios....................................................................          17
INFORMATION ABOUT GOVERNMENT INCOME FUND...................................................................          17
INFORMATION ABOUT U.S. GOVERNMENT FUND.....................................................................          19
VOTING INFORMATION.........................................................................................          20
OTHER MATTERS..............................................................................................          21
SHAREHOLDERS' PROPOSALS....................................................................................          21
APPENDIX A -- Agreement and Plan of Reorganization and Liquidation.........................................         A-1
APPENDIX B -- Semi-Annual Report to Shareholders -- Government Income Fund.................................         B-1
APPENDIX C -- Semi-Annual Report to Shareholders -- U.S. Government Fund...................................         C-1
TABLE OF CONTENTS
ENCLOSURES
    Prospectus of Government Income Fund dated May 1, 1995, including May 17, 1995 and July 3, 1995
     Supplements thereto.
    Prospectus of U.S. Government Fund dated January 3, 1995, including May 5, 1995, May 12, 1995, July 3,
     1995 and October 2, 1995 Supplements thereto.
    Annual Report to Shareholders of Government Income Fund for the fiscal year ended February 28, 1995.
    Annual Report to Shareholders of U.S. Government Fund for the fiscal year ended October 31, 1994.

                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                      STATEMENT OF ADDITIONAL INFORMATION
                            DATED NOVEMBER 17, 1995
                            ACQUISITION OF ASSETS OF
                        PRUDENTIAL U.S. GOVERNMENT FUND
                               ONE SEAPORT PLAZA
                           NEW YORK, NEW YORK, 10292
                                 (800) 225-1852


                            ------------------------


                      BY AND IN EXCHANGE FOR THE SHARES OF
                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                               ONE SEAPORT PLAZA
                            NEW YORK, NEW YORK 10292
                                 (800) 225-1852


    This Statement of Additional Information, relating specifically to the proposed transfer of all the assets and the assumption of all the liabilities, if any, of Prudential U.S. Government Fund (the Acquired Fund) by Prudential Government Income Fund, Inc. (the Acquiring Fund) consists of this cover page and the Statement of Additional Information of the Acquiring Fund dated May 1, 1995, as Supplemented, which is attached hereto and incorporated herein by reference.


    The Statement of Additional Information is not a prospectus. A Prospectus and Proxy Statement dated November 17, 1995 relating to the above referenced matter may be obtained from the Acquiring Fund without charge by writing or calling Prudential Government Income Fund, Inc., at the address or telephone number listed above. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus and Proxy Statement.

                    PRUDENTIAL GOVERNMENT INCOME FUND, INC.
                      STATEMENT OF ADDITIONAL INFORMATION
                               DATED MAY 1, 1995

    Prudential Government Income Fund, Inc. (the Fund), is an open-end, diversified management investment company, or mutual fund, which has as its investment objective the seeking of a high current return. The Fund will seek to achieve this objective primarily by investing in U.S. Government securities, including U.S. Treasury Bills, Notes and Bonds and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies or instrumentalities; writing covered put and call options and purchasing put and call options. In an effort to hedge against changes in interest rates and thus preserve its capital, the Fund may also engage in transactions involving futures contracts on U.S. Government securities and options on such contracts. There can be no assurance that the Fund's investment objective will be achieved.

    The Fund's address is One Seaport Plaza, New York, New York 10292, and its telephone number is (800) 225-1852.

    This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund's Prospectus, dated May 1, 1995, a copy of which may be obtained from the Fund at One Seaport Plaza, New York, New York 10292.

                               TABLE OF CONTENTS

                                                                CROSS-REFERENCE
                                                                  TO PAGE IN
                                                         PAGE     PROSPECTUS
                                                         ----   ---------------
General Information...................................   B-2              --
Investment Objective and Policies.....................   B-2               8
Investment Restrictions...............................   B-9              16
Directors and Officers................................   B-11             17
Manager...............................................   B-14             17
Distributor...........................................   B-16             17
Portfolio Transactions and Brokerage..................   B-18             20
Purchase and Redemption of Fund Shares................   B-20             24
Shareholder Investment Account........................   B-23             32
Net Asset Value.......................................   B-26             20
Taxes, Dividends and Distributions....................   B-27             21
Performance Information...............................   B-29             21
Custodian, Transfer and Dividend Disbursing Agent and
 Independent Accountants..............................   B-31             20
Financial Statements..................................   B-32             --
Independent Auditors' Report..........................   B-41             --

--------------------------------------------------------------------------------

MF-128B                                                                  444079V

                              GENERAL INFORMATION

    At a special meeting held on July 19, 1994, shareholders approved an amendment to the Fund's Articles of Incorporation to change the Fund's name from Prudential-Bache Government Plus Fund, Inc. to Prudential Government Income Fund, Inc.

                       INVESTMENT OBJECTIVE AND POLICIES

    The Fund's investment objective is to seek a high current return. The Fund will seek a high current return primarily from interest income from U.S. Government securities, premiums from put and call options on U.S. Government securities and net gains from closing purchase and sale transactions with respect to options on U.S. Government securities. The Fund may also realize net gains from sales of portfolio securities. There can be no assurance that the Fund's investment objective will be achieved. See "How the Fund Invests--Investment Objective and Policies" in the Prospectus.

U.S. GOVERNMENT SECURITIES

    MORTGAGE-RELATED SECURITIES ISSUED BY U.S. GOVERNMENT
INSTRUMENTALITIES. Mortgages backing the securities purchased by the Fund include conventional thirty-year fixed rate mortgages, graduated payment mortgages, fifteen-year mortgages and adjustable rate mortgages. All of these mortgages can be used to create pass-through securities. A pass-through security is formed when mortgages are pooled together and undivided interests in the pool or pools are sold. The cash flow from the mortgages is passed through to the holders of the securities in the form of periodic payments of interest, principal and prepayments (net of a service fee). Prepayments occur when the holder of an individual mortgage prepays the remaining principal before the mortgage's scheduled maturity date. As a result of the pass-through of prepayments of principal on the underlying securities, mortgage-backed securities are often subject to more rapid prepayment of principal than their stated maturity would indicate. Because the prepayment characteristics of the underlying mortgages vary, it is not possible to predict accurately the realized yield or average life of a particular issue of pass-through certificates. Prepayment rates are important because of their effect on the yield and price of the securities. Accelerated prepayments adversely impact yields for pass-throughs purchased at a premium. The opposite is true for pass-throughs purchased at a discount.

    GNMA CERTIFICATES. Certificates of the Government National Mortgage Association (GNMA Certificates) are mortgage-backed securities, which evidence an undivided interest in a pool of mortgage loans. GNMA Certificates differ from bonds in that principal is paid back monthly by the borrower over the term of the loan rather than returned in a lump sum at maturity. GNMA Certificates that the Fund purchases are the "modified pass-through" type. "Modified pass-through" GNMA Certificates entitle the holder to receive a share of all interest and principal payments paid and owed on the mortgage pool, net of fees paid to the "issuer" and GNMA, regardless of whether or not the mortgagor actually makes the payment. The GNMA Certificates will represent a PRO RATA interest in one or more pools of the following types of mortgage loans: (i) fixed-rate level payment mortgage loans; (ii) fixed-rate graduated payment mortgage loans; (iii) fixed-rate growing equity mortgage loans; (iv) fixed-rate mortgage loans secured by manufactured (mobile) homes; (v) mortgage loans on multifamily residential properties under construction; (vi) mortgage loans on completed multifamily projects; (vii) fixed-rate mortgage loans as to which escrowed funds are used to reduce the borrower's monthly payments during the early years of the mortgage loans ("buydown" mortgage loans); (viii) mortgage loans that provide for adjustments in payments based on periodic changes in interest rates or in other payment terms of the mortgage loans; and (ix) mortgage-backed serial notes. All of these mortgage loans will be FHA Loans or VA Loans and, except as otherwise specified above, will be fully-amortizing loans secured by first liens on one-to-four-family housing units. Legislative changes may be proposed from time to time in relation to the Department of Housing and Urban Development which, if adopted, could alter the viability of investing in GNMAs. As of the date of this Statement of Additional Information, no such legislation has been effected. The Fund's adviser would re-evaluate the Fund's investment objectives and policies if any such legislative proposals were adopted.

    GNMA GUARANTEE. The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration (FHA) or the Farmers' Home Administration (FMHA), or guaranteed by the Veterans Administration (VA). The GNMA guarantee is backed by the full faith and credit of the United States. The GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

    LIFE OF GNMA CERTIFICATES. The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that the Fund has purchased the certificates above par in the secondary market.

    FHLMC SECURITIES. The Federal Home Loan Mortgage Corporation was created in 1970 through enactment of Title III of the Emergency Home Finance Act of 1970. Its purpose is to promote development of a nationwide secondary market in conventional residential mortgages.

    The FHLMC issues two types of mortgage pass-through securities, mortgage participation certificates (PCs) and guaranteed mortgage certificates (GMCs). PCs resemble GNMA Certificates in that each PC represents a PRO RATA share of all interest and principal payments made and owed on the underlying pool. The FHLMC guarantees timely monthly payment of interest on PCs and the ultimate payment of principal.

    GMCs also represent a PRO RATA interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years.

    FNMA SECURITIES. The Federal National Mortgage Association was established in 1938 to create a secondary market in mortgages insured by the FHA. FNMA issues guaranteed mortgage pass-through certificates (FNMA Certificates). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a PRO RATA share of all interest and principal payments made and owed on the underlying pool. FNMA guarantees timely payment of interest on FNMA Certificates and the full return of principal. Like GNMA Certificates, FNMA Certificates are assumed to be prepaid fully in their twelfth year.

    CHARACTERISTICS OF MORTGAGE-BACKED SECURITIES. The market value of mortgage securities, like other U.S. Government securities, will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. However, mortgage securities, while having comparable risk of decline during periods of rising rates, usually have less potential for capital appreciation than other investments of comparable maturities due to the likelihood of increased prepayments of mortgages as interest rates decline. In addition, to the extent such mortgage securities are purchased at a premium, mortgage foreclosures and unscheduled principal prepayments generally will result in some loss of the holders' principal to the extent of the premium paid. On the other hand, if such mortgage securities are purchased at a discount, an unscheduled prepayment of principal will increase current and total returns and accelerate the recognition of income which when distributed to shareholders will be taxable as ordinary income.

COLLATERALIZED MORTGAGE OBLIGATIONS

    Certain issuers of mortgage-backed obligations (CMOs), including certain CMOs that have elected to be treated as Real Estate Mortgage Investment Conduits (REMICs), are not considered investment companies pursuant to a rule adopted by the Securities and Exchange Commission (SEC), and the Fund may invest in the securities of such issuers without the limitations imposed by the Investment Company Act of 1940 (the Investment Company Act) on investments by the Fund in other investment companies. In addition, in reliance on an earlier SEC interpretation, the Fund's investments in certain other qualifying CMOs, which cannot or do not rely on the rule, are also not subject to the limitation of the Investment Company Act on acquiring interests in other investment companies. In order to be able to rely on the SEC's interpretation, these CMOs must be unmanaged, fixed asset issuers, that (a) invest primarily in mortgage-backed securities, (b) do not issue redeemable securities, (c) operate under general exemptive orders exempting them from all provisions of the Investment Company Act and (d) are not registered or regulated under the Investment Company Act as investment companies. To the extent that the Fund selects CMOs or REMICs that cannot rely on the rule or do not meet the above requirements, the Fund may not invest more than 10% of its assets in all such entities and may not acquire more than 3% of the voting securities of any single such entity.

OTHER SECURITIES

    The Fund will invest in foreign banks and foreign branches of U.S. banks only if after giving effect to such investments all such investments would constitute less than 10% of the Fund's total assets (determined at the time of investment). Investing in securities of foreign companies in foreign countries involves certain considerations and risks which are not typically associated with investing in U.S. Government securities and those of domestic companies. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may be less publicly available information about foreign companies and governments compared to reports and ratings published about U.S. companies. Securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies, and brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States.

OPTION WRITING AND RELATED RISKS

    The Fund will write (I.E., sell) covered call or put options which are traded on registered securities exchanges (the Exchanges) and may also write such options with primary U.S. Government securities dealers recognized by the Federal Reserve Bank of New York (OTC options). A call option gives the purchaser of the option the right to buy, and the writer the obligation to sell, the underlying security at the exercise price during the option period. Conversely, a put option gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the exercise price during the option period.

OPTIONS TRANSACTIONS

    Exchange-traded options are issued by The Options Clearing Corporation (OCC) which, in effect, gives its guarantee to every exchange-traded option transaction. In contrast, OTC options represent a contract between a U.S. Government securities dealer and the Fund with no guarantee of the OCC. Thus, when the Fund purchases an OTC option, it relies on the dealer from which it has purchased the OTC option to make or take delivery of the U.S. Government securities underlying the OTC option. Failure by the dealer to do so would result in the loss of premium paid by the Fund as well as loss of the expected benefit of the transaction.

    Exchange-traded options generally have a continuous liquid market while OTC options do not. Consequently, the Fund will generally be able to realize the value of an OTC option it has purchased only by exercising it or reselling it to the issuing dealer. Similarly, when the Fund writes an OTC option, it generally will be able to close out the OTC option prior to its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote the OTC option. While the Fund will enter into OTC option transactions only with dealers who will agree to and which are expected to be capable of entering into closing transactions with the Fund, there can be no assurance that the Fund will be able to liquidate an OTC option at a favorable price at any time prior to expiration. Until the Fund, as a covered OTC call option writer, is able to effect a closing purchase transaction, it will not be able to liquidate securities used as cover until the option expires, is exercised or the Fund provides substitute cover. See "How the Fund Invests--Investment Objective and Policies--Other Investment Information--Illiquid Securities" in the Prospectus. In the event of insolvency of the counterparty, the Fund may be unable to liquidate an OTC option. With respect to options written by the Fund, the inability to enter into a closing transaction may result in material losses to the Fund. This requirement may impair the Fund's ability to sell a portfolio security at a time when such a sale might be advantageous.

    The principal reason for writing options on a securities portfolio is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. In return for the premium, the covered call option writer has given up the opportunity for profit from a price increase in the underlying security above the exercise price so long as the option remains open, but retains the risk of loss should the price of the security decline. Conversely, the put option writer gains a profit, in the form of the premium, so long as the price of the underlying security remains above the exercise price, but assumes an obligation to purchase the underlying security from the buyer of the put option at the exercise price, even though the security may fall below the exercise price, at any time during the option period. If an option expires, the writer realizes a gain in the amount of the premium. Such a gain may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer realizes a gain or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill its obligation to purchase the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that time.

    So long as the obligation of the writer continues, the writer may be assigned an exercise notice by the broker-dealer through whom the option was sold. The exercise notice would require the writer to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates upon expiration of the option, or at such earlier time that the writer effects a closing purchase transaction by purchasing an option covering the same underlying security and having the same exercise price and expiration date (of the same series) as the one previously sold. Once an option has been exercised, the writer may not execute a closing purchase transaction. To secure the obligation to deliver the underlying security in the case of a call option, the writer of the option is required to pledge for the benefit of the broker the underlying security or other assets in accordance with the rules of The Options Clearing Corporation
(OCC), an institution created to interpose itself between buyers and sellers of options. Technically, the OCC assumes the other side of every purchase and sale transaction on an Exchange and, by doing so, guarantees the transaction.

    The Fund writes only "covered" options. This means that, so long as the Fund is obligated as the writer of a call option, it will (a) own the underlying securities subject to the option, except that, in the case of call options on U.S. Treasury Bills, the Fund might own U.S. Treasury Bills of a different series from those underlying the call option, but with a principal amount and value corresponding to the option contract amount and a maturity date no later than that of the securities deliverable under the call option or (b) deposit and maintain with its Custodian in a segregated account cash, U.S. Government securities or other liquid, high-grade debt obligations having a value at least equal to the fluctuating market value of the securities underlying the call. The Fund will be considered "covered" with respect to a put option it writes if, so long as it is obligated as the writer of a put option, it will (a) deposit and maintain with its Custodian in a segregated account cash, U.S. Government securities or other liquid high-grade debt obligations having a value equal to or greater than the exercise price of the option, or (b) own a put option on the same security with an exercise price the same or higher than the exercise price of the put option sold or, if lower, deposit and maintain the differential in cash, U.S. Government securities or other liquid high-grade debt obligations in a segregated account with its Custodian.

    To the extent that a secondary market is available on the Exchanges, the covered option writer may close out options it has written prior to the assignment of an exercise notice by purchasing, in a closing purchase transaction, an option of the same series as the option previously written. If the cost of such a closing purchase, plus transaction costs, is greater than the premium received upon writing the original option, the writer will incur a loss in the transaction.

    Because the Fund can write only covered options, it may at times be unable to write additional options unless it sells a portion of its portfolio holdings to obtain new debt securities or other cover against which it can write options. If the Fund writes a substantial number of options, its portfolio turnover will be higher than if it did not do so. Portfolio turnover will increase to the extent that options written by the Fund are exercised. Because the exercise of such options depends on changes in the price of the underlying securities, the Fund's portfolio turnover rate cannot be accurately predicted. The Fund's turnover rate for the fiscal years ended February 28, 1994 and February 28, 1995 was 80% and 206%, respectively. The recent increase in the Fund's portfolio turnover rate was generally due to the movement in interest rates, which required a restructuring of the Fund's mortgage holdings and Treasury holdings.

SPECIAL CONSIDERATIONS APPLICABLE TO OPTIONS

    ON TREASURY BONDS AND NOTES. Because trading interest in Treasury Bonds and Notes tends to center on the most recently auctioned issues, the Exchanges will not indefinitely continue to introduce new series of options with expirations to replace expiring options on particular issues. Instead, the expirations introduced at the commencement of options trading on a particular issue will be allowed to run their course, with the possible addition of a limited number of new expirations as the original ones expire. Options trading on each series of Bonds or Notes will thus be phased out as new options are listed on the more recent issues, and a full range of expiration dates will not ordinarily be available for every series on which options are traded.

    ON TREASURY BILLS. Because the availability of deliverable Treasury Bills changes from week to week, writers of Treasury Bill call options cannot provide in advance for their potential exercise settlement obligations by acquiring and holding the underlying security. However, if the Fund holds a long position in Treasury Bills with a principal amount corresponding to the option contract size, the Fund may be hedged from a risk standpoint. In addition, the Fund will maintain in a segregated account with its Custodian, Treasury Bills maturing no later than those which would be deliverable in the event of an assignment of an exercise notice to ensure that it can meet its open option obligations.

    ON GNMA CERTIFICATES. Options on GNMA Certificates are not currently traded on any Exchange. However, the Fund intends to purchase and write such options should they commence trading on any Exchange.

    Since the remaining principal balance of GNMA Certificates declines each month as a result of mortgage payments, the Fund, as a writer of a covered GNMA call holding GNMA Certificates as "cover" to satisfy its delivery obligation in the event of assignment of an exercise notice, may find that its GNMA Certificates no longer have a sufficient remaining principal balance for this purpose. Should this occur, the Fund will enter into a closing purchase transaction or will purchase additional GNMA Certificates from the same pool (if obtainable) or replacement GNMA Certificates in the cash market in order to remain covered.

    A GNMA Certificate held by the Fund to cover an option position in any but the nearest expiration month may cease to represent cover for the option in the event of a decline in the GNMA coupon rate at which new pools are originated under the FHA/VA loan ceiling in effect at any given time. Should this occur, the Fund will no longer be covered, and the Fund will either enter into a closing purchase transaction or replace the GNMA Certificate with a GNMA
Certificate which represents cover. When the Fund closes its position or replaces the GNMA Certificate, it may realize an unanticipated loss and incur transaction costs.

    RISKS PERTAINING TO THE SECONDARY MARKET. An option position may be closed out only on an Exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an Exchange will exist for any particular option at any particular time, and for some options no secondary market on an Exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and may incur transaction costs in connection therewith. If the Fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise.

    Reasons for the absence of a liquid secondary market on an exchange include the following: (a) insufficient trading interest in certain options; (b) restrictions on transactions imposed by an Exchange; (c) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (d) interruption of the normal operations on an Exchange; (e) inadequacy of the facilities of an Exchange or the OCC to handle current trading volume; or (f) a decision by one or more Exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the OCC as a result of trades on that Exchange would generally continue to be exercisable in accordance with their terms.

    The hours of trading for options on U.S. Government securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the option markets.

FUTURES CONTRACTS ON U.S. GOVERNMENT SECURITIES

    CHARACTERISTICS AND PURPOSE OF INTEREST RATE FUTURES. The Fund may purchase and sell U.S. Exchange-traded interest-rate futures. Currently, there are futures contracts based on U.S. Treasury Bonds, U.S. Treasury Notes, three-month U.S. Treasury Bills and GNMA certificates. A clearing corporation associated with the commodities exchange on which a futures contract trades assumes responsibility for the completion of transactions and guarantees that futures contracts will be performed. Although futures contracts call for actual delivery or acceptance of debt securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery.

    CHARACTERISTICS. The Fund neither pays nor receives money upon the purchase or sale of a futures contract. Instead, when the Fund enters into a futures contract, it will initially be required to deposit with its Custodian for the benefit of the broker (the futures commission merchant) an amount of "initial margin" of cash or U.S. Treasury Bills, currently equal to approximately 1 1/2 to 2% of the contract amount for futures on Treasury Bonds and Notes and approximately 1/10 of 1% of the contract amount for futures on Treasury Bills. Initial margin in futures transactions is different from margin in securities transactions in that futures contract initial margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, initial margin is in the nature of a good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the futures commission merchant are made on a daily basis as the market price of the futures contract fluctuates. This process is known as "marking to market." At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an offsetting position which will operate to terminate the Fund's position in the futures contract. While interest rate futures contracts provide for the delivery and acceptance of securities, most futures contracts are terminated by entering into offsetting transactions.

    Successful use of futures contracts by the Fund is also subject to the ability of the Fund's investment adviser to predict correctly movements in the direction of interest rates and other factors affecting markets for securities. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

    The hours of trading futures contracts on U.S. Government securities may not conform to the hours during which the Fund may trade such securities. To the extent that the futures markets close before or after the U.S. Government securities markets, significant variations can occur in one market that cannot be reflected in the other market.

OPTIONS ON FUTURES CONTRACTS

    CHARACTERISTICS. An option on a futures contract gives the purchaser the right, but not the obligation, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the option exercise period. The writer of the option is required upon exercise to assume an offsetting futures position (a short position if the option is a call and a long position if the option is a put). Upon exercise of the option, the assumption of offsetting futures positions by the writer and holder of the option will be accompanied by delivery of the accumulated cash balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. Currently, options can be purchased or written with respect to futures contracts on GNMAs, U.S. Treasury Bonds and U.S. Treasury Notes on The Chicago Board of Trade and U.S. Treasury Bills on the International Monetary Market at the Chicago Mercantile Exchange.

    The holder or writer of an option may terminate its position by selling or purchasing an option of the same series. There is no guarantee that such closing transactions can be effected.

    The Fund will be considered "covered" with respect to a call option it writes on a futures contract if it (a) owns a long position in the underlying futures contract or the security underlying the futures contract, (b) owns a security which is deliverable under the futures contract or (c) owns a separate call option to purchase the same futures contract at a price no higher than the exercise price of the call option written by the Fund or, if higher, the Fund deposits and maintains the differential in cash, U.S. Government securities or other liquid high-grade debt obligations in a segregated account with its Custodian. The Fund is considered "covered" with respect to a put option it writes on a futures contract if it (a) segregates and maintains with its Custodian cash, U.S. Government securities or liquid high-grade debt obligations at all times equal in value to the exercise price of the put (less any related margin deposited), or (b) owns a put option on the same futures contract with an exercise price as high or higher than the price of the contract held by the Fund or, if lower, the Fund deposits and maintains the differential in cash, U.S. Government securities or other liquid, high-grade debt obligations in a segregated account with its Custodian. There is no limitation on the amount of the Fund's assets which can be placed in the segregated account.

    The Fund will be required to deposit initial and maintenance margin with respect to put and call options on futures contracts written by it pursuant to the Fund's futures commissions merchants' requirements similar to those applicable to futures contracts, described above.

    The skills needed to trade futures contracts and options thereon are different than those needed to select U.S. Government securities. The Fund's investment adviser has experience in managing other securities portfolios which uses similar options and futures strategies as the Fund.

REPURCHASE AGREEMENTS

    The Fund's repurchase agreements will be collateralized by U.S. Government obligations. The Fund will enter into repurchase transactions only with parties meeting creditworthiness standards approved by the Fund's Board of Directors. The Fund's investment adviser will monitor the creditworthiness of such parties, under the general supervision of the Board of Directors. In the event of a default or bankruptcy by a seller, the Fund will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of such collateral upon a default in the obligation to repurchase are less than the repurchase price, the Fund will suffer a loss.

    The Fund participates in a joint repurchase account with other investment companies managed by Prudential Mutual Fund Management, Inc. (PMF) pursuant to an order of the SEC. On a daily basis, any uninvested cash balances of the Fund may be aggregated with such of other investment companies and invested in one or more repurchase agreements. Each fund participates in the income earned or accrued in the joint account based on the percentage of its investment.

INTEREST RATE TRANSACTIONS

    The Fund may enter into interest rate swaps, on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities. Under normal circumstances, the Fund will enter into interest rate swaps on a net basis, I.E., the two payment streams netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis and an amount of cash, U.S. Government securities or liquid high-grade debt obligations having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by a custodian that satisfies the requirements of the Investment Company Act. To the extent that the Fund enters into interest rate swaps on other than a net basis, the amount maintained in a segregated account will be the full amount of the Fund's obligations, if any, with respect to such interest rate swaps, accrued on a daily basis. Inasmuch as segregated accounts are established for these hedging transactions the investment adviser and the Fund believe such obligations do not constitute senior securities. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. The Fund will enter into interest rate swaps only with parties meeting creditworthiness standards approved by the Fund's Board of Directors. The investment adviser will monitor the creditworthiness of such parties under the supervision of the Board of Directors.

    The use of interest rate swaps is a highly speculative activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the investment adviser is incorrect in its forecast of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared to what it would have been if this investment technique was never used.

    The Fund may only enter into interest rate swaps to hedge its portfolio. Interest rate swaps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund is contractually entitled to receive. Since interest rate swaps are individually negotiated, the Fund expects to achieve an acceptable degree of correlation between its rights to receive interest on its portfolio securities and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

ILLIQUID SECURITIES

    The Fund may invest up to 15% of its net assets in repurchase agreements which have a maturity of longer than seven days or in other illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (Securities Act), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

    In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

    Rule 144A of the Securities Act allows for a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers. The investment adviser anticipates that the market for certain restricted securities such as institutional commercial paper, convertible securities and foreign securities will expand further as a result of this regulation and the development of automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the National Association of Securities Dealers, Inc. (NASD).

    Restricted securities eligible for resale pursuant to Rule 144A under the Securities Act and commercial paper for which there is a readily available market will not be deemed to be illiquid. The investment adviser will monitor the liquidity of such restricted securities subject to the supervision of the Board of Directors. In reaching liquidity decisions, the investment adviser will consider, INTER ALIA, the following factors: (1) the frequency of trades and quotes for the security; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security and (4) the nature of the security and the nature of the marketplace trades (E.G., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer). In addition, in order for commercial paper that is issued in reliance on Section 4(2) of the Securities Act to be considered liquid, (i) it must be rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations (NRSRO), or if only one NRSRO rates the securities, by that NRSRO, or, if unrated, be of comparable quality in the view of the investment adviser; and (ii) it must not be "traded flat" (I.E., without accrued interest) or in default as to principal or interest. Repurchase agreements subject to demand are deemed to have a maturity equal to the notice period.

                            INVESTMENT RESTRICTIONS

    The following restrictions are fundamental policies. Fundamental policies are those which cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. A "majority of the Fund's outstanding voting securities," when used in this Statement of Additional Information, means the lesser of (i) 67% of the voting shares represented at a meeting at which more than 50% of the outstanding voting shares are present in person or represented by proxy or (ii) more than 50% of the outstanding voting shares.

    The Fund may not:

    1. Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions); the deposit or payment by the Fund of initial or variation margin in connection with interest rate futures contracts or related options transactions is not considered the purchase of a security on margin.

    2. Make short sales of securities or maintain a short position, except short sales "against the box."

    3. Issue senior securities, borrow money or pledge its assets except that the Fund may borrow up to 20% of the value of its total assets (calculated when the loan is made) for temporary, extraordinary or emergency purposes or for the clearance of transactions. The Fund may pledge up to 20% of the value of its total assets to secure such borrowings. For purposes of this restriction, the purchase or sale of securities on a when-issued or delayed delivery basis, collateral arrangements with respect to interest rate swap transactions, reverse repurchase agreements or dollar roll transactions or the writing of options on debt securities or on interest rate futures contracts or other financial futures contracts are not deemed to be a pledge of assets and neither such arrangements, nor the purchase or sale of interest rate futures contracts or other financial futures contracts or the purchase or sale of related options, nor obligations of the Fund to Directors pursuant to deferred compensation arrangements are deemed to be the issuance of a senior security.

    4. Purchase any security (other than obligations of the U.S. Government, its agencies, or instrumentalities) if as a result: (i) with respect to 75% of the Fund's total assets, more than 5% of the Fund's total assets (determined at the time of investment) would then be invested in securities of a single issuer, or (ii) 25% or more of the Fund's total assets (determined at the time of investment) would be invested in a single industry.

    5. Purchase any security if as a result the Fund would then hold more than 10% of the outstanding voting securities of an issuer.

    6. Purchase any security if as a result the Fund would then have more than 5% of its total assets (determined at the time of investment) invested in securities of companies (including predecessors) less than three years old, except that the Fund may invest in the securities of any U.S. Government agency or instrumentality, and in any security guaranteed by such an agency or instrumentality.

    7. Buy or sell commodities or commodity contracts or real estate or interests in real estate, except it may purchase and sell securities which are secured by real estate, securities of companies which invest or deal in real estate, interest rate futures contracts and other financial futures contracts and options thereon.

    8. Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws.

    9.  Make investments for the purpose of exercising control or management.

    10. Invest in securities of other registered investment companies, except by purchases in the open market involving only customary brokerage commissions and as a result of which not more than 5% of its total assets (determined at the time of investment) would be invested in such securities, or except as part of a merger, consolidation or other acquisition.

    11. Invest in interests in oil, gas or other mineral exploration or development programs.

    12. Make loans, except through (i) repurchase agreements and (ii) loans of portfolio securities (limited to 30% of the Fund's total assets).

    13. Purchase warrants if as a result the Fund would then have more than 5% of its total assets (determined at the time of investment) invested in warrants.

    14. Write, purchase or sell puts, calls or combinations thereof, or purchase or sell futures contracts or related options, except that the Fund may write put and call options on U.S. Government securities, purchase put and call options on U.S. Government securities and purchase or sell interest rate futures contracts and other financial futures contracts and related options.

    Whenever any fundamental investment policy or investment restriction states a maximum percentage of the Fund's assets, it is intended that if the percentage limitation is met at the time the investment is made, a later change in percentage resulting from changing total or net asset values will not be considered a violation of such policy. However, in the event that the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings, as required by applicable law.

    In order to comply with certain state "blue sky" restrictions, the Fund will not as a matter of operating policy:

    1.  Invest in oil, gas and mineral leases.

    2. Purchase or sell real estate or interests in real estate, including real estate limited partnerships, but excluding securities which are secured by real estate and the securities of companies which invest in real estate which are readily marketable.

    3. Purchase warrants if as a result the Fund would then have more than 5% of its net assets (determined at the time of investment) invested in warrants. Warrants will be valued at the lower of cost or market and investment in warrants which are not listed on the New York Stock Exchange or American Stock Exchange will be limited to 2% of the Fund's net assets (determined at the time of investment). For the purpose of this limitation, warrants acquired in units or attached to securities are deemed to be without value.

    4. Purchase securities of any one issuer if, to the knowledge of the Fund, any officer or director of the Fund or the Manager or Subadviser owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

    5. Invest in securities of companies having a record, together with predecessors, of less than three years of continuous operation, or securities of issuers which are restricted as to disposition, if more than 15% of its total assets would be invested in such securities. This restriction shall not apply to mortgage-backed securities, asset-backed securities or obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

                             DIRECTORS AND OFFICERS

                                                                     PRINCIPAL OCCUPATIONS
NAME, ADDRESS AND AGE           POSITION WITH FUND                   DURING PAST FIVE YEARS
----------------------------  -----------------------  --------------------------------------------------
Edward D. Beach (70)          Director                 President and Director of BMC Fund, Inc., a
c/o Prudential Mutual Fund                              closed-end investment company; prior thereto,
Management, Inc.                                        Vice Chairman of Broyhill Furniture Industries,
One Seaport Plaza                                       Inc.; Certified Public Accountant; Secretary and
New York, NY                                            Treasurer of Broyhill Family Foundation, Inc.;
                                                        Member of the Board of Trustees of Mars Hill
                                                        College; President and Director of First
                                                        Financial Fund, Inc. and The High Yield Income
                                                        Fund, Inc.; Director of The Global Government
                                                        Plus Fund, Inc. and The Global Total Return Fund,
                                                        Inc.,
Delayne Dedrick Gold (55)     Director                 Marketing and Management Consultant.
c/o Prudential Mutual Fund
Management, Inc.
One Seaport Plaza
New York, NY
*Harry A. Jacobs, Jr. (72)    Director                 Senior Director (since January 1986) of Prudential
One Seaport Plaza                                       Securities; formerly Interim Chairman and Chief
New York, NY                                            Executive Officer of PMF (June-September 1993);
                                                        Chairman of the Board of Prudential Securities
                                                        (1982-1985) and Chairman of the Board and Chief
                                                        Executive Officer of Bache Group Inc.
                                                        (1977-1982); Director of The First Australia
                                                        Fund, Inc., The First Australia Prime Income
                                                        Fund, Inc., The Global Government Plus Fund, Inc.
                                                        and The Global Total Return Fund, Inc.; Trustee
                                                        of The Trudeau Institute.

------------
*"Interested" director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.

                                                                     PRINCIPAL OCCUPATIONS
NAME, ADDRESS AND AGE           POSITION WITH FUND                   DURING PAST FIVE YEARS
----------------------------  -----------------------  --------------------------------------------------
Thomas T. Mooney (52)         Director                 President of the Greater Rochester Metro Chamber
c/o Prudential Mutual Fund                              of Commerce; former Rochester City Manager;
Management, Inc.                                        Trustee of Center for Governmental Research,
One Seaport Plaza                                       Inc.; Director of Blue Cross of Rochester, Monroe
New York, NY                                            County Water Authority, Rochester Jobs, Inc.,
                                                        Northeast-Midwest Institute, Executive Service
                                                        Corps of Rochester, Monroe County Industrial
                                                        Development Corporation, First Financial Fund,
                                                        Inc., The Global Government Plus Fund, Inc., The
                                                        Global Total Return Fund, Inc. and The High Yield
                                                        Income Fund, Inc.
Thomas H. O'Brien (70)        Director                 President, O'Brien Associates (financial and
c/o Prudential Mutual Fund                              management consultants) (since April 1984);
Management, Inc.                                        formerly President of Jamaica Water Securities
One Seaport Plaza                                       Corp. (holding company) (February 1989-August
New York, NY                                            1990); Chairman and Chief Executive Officer
                                                        (September 1987-February 1989) and Director
                                                        (September 1987-August 1990) of Jamaica Water
                                                        Supply Company; Director of Yankee Energy System,
                                                        Inc. and Ridgewood Savings Bank; Trustee of
                                                        Hofstra University.
Thomas A. Owens, Jr. (71)     Director                 Consultant; Director of EMCORE Corp. (manufacturer
c/o Prudential Mutual Fund                              of electronic materials).
Management, Inc.
One Seaport Plaza
New York, NY
*Richard A. Redeker (50)      Director and President   President, Chief Executive Officer and Director
One Seaport Plaza                                       (since October 1993), PMF; Executive Vice
New York, NY                                            President, Director and Member of the Operating
                                                        Committee (since October 1993), Prudential
                                                        Securities; Director (since October 1993) of
                                                        Prudential Securities Group, Inc. (PSG);
                                                        Executive Vice President, The Prudential
                                                        Investment Corporation (since July 1994);
                                                        Director (since January 1994) of Prudential
                                                        Mutual Fund Distributors, Inc. (PMFD) and
                                                        Prudential Mutual Fund Services, Inc. (PMFS);
                                                        formerly Senior Executive Vice President and
                                                        Director of Kemper Financial Services, Inc.
                                                        (September 1978-September 1993); Director and
                                                        President of The Global Yield Fund, Inc., The
                                                        Global Government Plus Fund, Inc., The Global
                                                        Total Return Fund, Inc. and The High Yield Income
                                                        Fund, Inc.

------------
*"Interested" director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.

                                                                     PRINCIPAL OCCUPATIONS
NAME, ADDRESS AND AGE           POSITION WITH FUND                   DURING PAST FIVE YEARS
----------------------------  -----------------------  --------------------------------------------------
Stanley E. Shirk (78)         Director                 Certified Public Accountant and a former Senior
c/o Prudential Mutual Fund                              Partner of the accounting firm of KPMG Peat
Management, Inc.                                        Marwick; former Management and Accounting
One Seaport Plaza                                       Consultant for the Association of Bank Holding
New York, NY                                            Companies, Washington, D.C. and the Bank
                                                        Administration Institute, Chicago, IL; Director
                                                        of The High Yield Income Fund, Inc.
David W. Drasnin (57)         Vice President           Vice President and Branch Manager of Prudential
39 Public Square,                                       Securities.
Suite 500
Wilkes-Barre, PA
Robert F. Gunia (48)          Vice President           Director (since January 1989), Chief
One Seaport Plaza                                       Administrative Officer (since July 1990), and
New York, NY                                            Executive Vice President, Treasurer and Chief
                                                        Financial Officer (since June 1987) of PMF;
                                                        Senior Vice President (since March 1987) of
                                                        Prudential Securities; Executive Vice President,
                                                        Treasurer and Comptroller (since March 1991) of
                                                        PMFD; Director (since June 1987) of PMFS; Vice
                                                        President and Director of The Asia Pacific Fund,
                                                        Inc. (since May 1989).
Eugene S. Stark (37)          Treasurer and Principal  First Vice President (since January 1990) of PMF.
One Seaport Plaza              Financial and
New York, NY                   Accounting Officer
S. Jane Rose (49)             Secretary                Senior Vice President (since January 1991), Senior
One Seaport Plaza                                       Counsel (since June 1987) and First Vice
New York, NY                                            President (June 1987-December 1990) of PMF;
                                                        Senior Vice President and Senior Counsel of
                                                        Prudential Securities (since July 1992); formerly
                                                        Vice President and Associate General Counsel of
                                                        Prudential Securities.
Ellyn C. Acker (34)           Assistant Secretary      Vice President and Associate General Counsel
One Seaport Plaza                                       (since March 1995) of PMF; Vice President and
New York, NY                                            Associate General Counsel of Prudential
                                                        Securities (since March 1995); prior thereto,
                                                        associated with the law firm of Fulbright &
                                                        Jaworski L.L.P.

------------
*"Interested" director, as defined in the Investment Company Act, by reason of his affiliation with Prudential Securities or PMF.

    Directors and officers of the Fund are also trustees, directors and officers of some or all of the other investment companies distributed by Prudential Securities or Prudential Mutual Fund Distributors, Inc.

    The officers conduct and supervise the daily business operations of the Fund, while the Directors, in addition to their functions set forth under "Manager" and "Distributor," review such actions and decide on general policy.

    The Fund pays each of its Directors who is not an affiliated person of the Manager annual compensation of $8,000, in addition to certain out-of-pocket expenses. Directors may receive their Directors' fees pursuant to a deferred fee arrangement with the Fund. Under the terms of the agreement, the Fund accrues daily the amount of Directors' fees which accrue interest at a rate equivalent to the prevailing rate applicable to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or at the daily rate of the Fund. Payment of the interest so accrued is also deferred and accruals become payable at the option of the Director. The Fund's obligation to make payments of deferred Directors' fees, together with interest thereon, is a general obligation of the Fund.

    The following table sets forth the aggregate compensation paid by the Fund for the fiscal year ended February 28, 1995 to the Directors who are not affiliated with the Manager and the aggregate compensation paid to such Directors for service on the Fund's Board and the Board of any other investment companies managed by Prudential Mutual Fund Management, Inc. (Fund Complex) for the calender year ended December 31, 1994.

                               COMPENSATION TABLE

                                                                                                               TOTAL
                                                                     PENSION OR                            COMPENSATION
                                                                     RETIREMENT                            FROM FUND AND
                                                     AGGREGATE    BENEFITS ACCRUED    ESTIMATED ANNUAL     FUND COMPLEX
                                                   COMPENSATION    AS PART OF FUND      BENEFITS UPON         PAID TO
NAME AND POSITION                                    FROM FUND        EXPENSES           RETIREMENT          DIRECTORS
-------------------------------------------------  -------------  -----------------  -------------------  ---------------
Edward D. Beach, Director                            $   8,000             None                 N/A       $  159,000(20)*
Delayne Dedrick Gold, Director                       $   8,000             None                 N/A       $  185,000(24)*
Thomas T. Mooney, Director                           $   8,000             None                 N/A       $  126,000(15)*
Thomas H. O'Brien, Director                          $   8,000             None                 N/A       $   44,000 (6)*
Thomas A. Owens, Director                            $   8,000             None                 N/A       $  100,500(12)*
Stanley E. Shirk, Director                           $   8,000             None                 N/A       $   79,000 (8)*

* Indicates number of funds in Fund Complex (including the Fund) to which aggregate compensation relates.

    As of April 13, 1995, the Directors and officers of the Fund, as a group, owned less than 1% of the outstanding shares of the Fund.

    As of April 13, 1995, Prudential Securities was the record holder for other beneficial owners of 61,047,747 Class A shares (or 61% of the outstanding Class A shares), 46,757,505 Class B shares (or 12% of the outstanding Class B shares) and 7,168 Class C shares (or 26% of the outstanding Class C shares) of the Fund. In the event of any meetings of shareholders, Prudential Securities will forward, or cause the forwarding of, proxy materials to the beneficial owners for which it is the record holder.

    As  of April 13, 1995, Irrevocable Trust of  Doris H D, U/A DTD 8-3-93, John
L. Hughes TTEE, FBO Doris H. Dowden, P O Box 54, Crossville IL 62827-0054 owned 12,313 of Class C shares (or 45% of the outstanding Class C shares), Edward N. Hutton, Harriett J. Hutton JTTEN, 1716 Havana, Seaside CA 93955-4004 owned 2,740 of Class C shares (or 10% of the outstanding Class C shares), and Lura A. Brown, Wilbur L. Brown JTTEN, 10002 Hardesty, Kansas City MO 64137-1340 owned 2,542 of Class C shares (or 9% of the outstanding Class C shares) of the Fund.

                                    MANAGER

    The manager of the Fund is Prudential Mutual Fund Management, Inc. (PMF or the Manager), One Seaport Plaza, New York, New York 10292. PMF serves as manager to all of the other investment companies that, together with the Fund, comprise the "Prudential Mutual Funds." See "How the Fund is Managed -- Manager" in the Prospectus. As of March 31, 1995, PMF managed and/or administered open-end and closed-end management investment companies with assets of approximately $46 billion. According to the Investment Company Institute, as of August 31, 1994, the Prudential Mutual Funds were the 12th largest family of mutual funds in the United States.

    Pursuant to the Management Agreement with the Fund (the Management Agreement), PMF, subject to the supervision of the Fund's Board of Directors and in conformity with the stated policies of the Fund, manages both the investment operations of the Fund and the composition of the Fund's portfolio, including the purchase, retention, disposition and loan of securities. In connection therewith, PMF is obligated to keep certain books and records of the Fund. PMF also administers the Fund's corporate affairs and, in connection therewith, furnishes the Fund with office facilities, together with those ordinary clerical and bookkeeping services which are not being furnished by State Street Bank and Trust Company, the Fund's custodian, and Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent), the Fund's transfer and dividend disbursing agent. The management services of PMF for the Fund are not exclusive under the terms of the Management Agreement and PMF is free to, and does, render management services to others.

    For its services, PMF receives, pursuant to the Management Agreement, a fee at an annual rate of .50 of 1% of the average daily net assets of the Fund up to $3 billion and .35 of 1% of the average daily net assets of the Fund in excess of $3 billion. The fee is computed daily and payable monthly. The Management Agreement also provides that, in the event the expenses of the Fund (including the fees of PMF, but excluding interest, taxes, brokerage commissions, distribution fees and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business) for any fiscal year exceed the lowest applicable annual expense limitation established and enforced pursuant to the statutes or regulations of any jurisdiction in which the Fund's shares are qualified for offer and sale, the compensation due to PMF will be reduced by the amount of such excess. Reductions in excess of the total compensation payable to PMF will be paid by PMF to the Fund. No such reductions were required during the fiscal year ended February 28, 1995. Currently, the Fund believes that the most restrictive expense limitation of state securities commissions is 2 1/2% of the Fund's average daily net assets up to $30 million, 2% of the next $70 million of such assets and 1 1/2% of such assets in excess of $100 million.

    In connection with its management of the corporate affairs of the Fund, PMF bears the following expenses:

    (a) the salaries and expenses of all of its and the Fund's personnel except the fees and expenses of Directors who are not affiliated persons of PMF or the Fund's investment adviser;

    (b) all expenses incurred by PMF or by the Fund in connection with managing the ordinary course of the Fund's business, other than those assumed by the Fund as described below; and

    (c) the costs and expenses payable to The Prudential Investment  Corporation
(PIC) pursuant to the subadvisory agreement between PMF and PIC (the Subadvisory Agreement).

    Under the terms of the Management Agreement, the Fund is responsible for the payment of the following expenses: (a) the fees payable to the Manager, (b) the fees and expenses of Directors who are not affiliated persons of the Manager or the Fund's investment adviser, (c) the fees and certain expenses of the Custodian and Transfer and Dividend Disbursing Agent, including the cost of providing records to the Manager in connection with its obligation of maintaining required records of the Fund and of pricing the Fund's shares, (d) the charges and expenses of legal counsel and independent accountants for the Fund, (e) brokerage commissions and any issue or transfer taxes chargeable to the Fund in connection with its securities transactions, (f) all taxes and corporate fees payable by the Fund to governmental agencies, (g) the fees of any trade associations of which the Fund may be a member, (h) the cost of stock certificates representing shares of the Fund, (i) the cost of fidelity and liability insurance, (j) the fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the SEC, registering the Fund and qualifying its shares under state securities laws, including the preparation and printing of the Fund's registration statements and prospectuses for such purposes, (k) allocable communications expenses with respect to investor services and all expenses of shareholders' and Directors' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders in the amount necessary for distribution to the shareholders, (l) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund's business and (m) distribution fees.

    The Management Agreement provides that PMF will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement provides that it will terminate automatically if assigned, and that it may be terminated without penalty by either party upon not more than 60 days' nor less than 30 days' written notice. The Management Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the Investment Company Act. The Management Agreement was last approved by the Board of Directors, including a majority of the Directors who are not parties to the contract or interested persons of any such party as defined in the Investment Company Act, on April 13, 1995 and by the shareholders of the Fund on March 30, 1988.

    For the fiscal years ended February 28, 1995, February 28, 1994 and February 28, 1993, the Fund paid management fees to PMF of $9,155,193, $12,719,555 and $13,588,678, respectively.

    PMF has entered into the Subadvisory Agreement with PIC (the Subadviser), a wholly-owned subsidiary of Prudential. The Subadvisory Agreement provides that PIC will furnish investment advisory services in connection with the management of the Fund. In connection therewith, PIC is obligated to keep certain books and records of the Fund. PMF continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises PIC's performance of such services. PIC is reimbursed by PMF for the reasonable costs and expenses incurred by PIC in furnishing those services.

    The Subadvisory Agreement was last approved by the Board of Directors, including a majority of the Directors who are not parties to the contract or interested persons of any such party as defined in the Investment Company Act, on April 13, 1995, and by shareholders of the Fund on March 30, 1988.

    The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the Investment Company Act) or upon the termination of the Management Agreement. The Subadvisory Agreement may be terminated by the Fund, PMF or PIC upon not more than 60 days', nor less than 30 days', written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved at least annually in accordance with the requirements of the Investment Company Act.

    The Manager and the Subadviser (The Prudential Investment Corporation) are indirect subsidiaries of The Prudential which, as of December 31, 1993, was the largest insurance company in North America. Prudential has been engaged in the insurance business since 1875. In July 1994, INSTITUTIONAL INVESTOR ranked The Prudential the second largest institutional money manager of the 300 largest money management organizations in the United States as of December 31, 1993.

                                  DISTRIBUTOR

    Prudential Mutual Fund Distributors, Inc. (PMFD), One Seaport Plaza, New York, New York 10292, acts as the distributor of the Class A shares of the Fund. Prudential Securities Incorporated, One Seaport Plaza, New York, New York 10292 (Prudential Securities), acts as the distributor of the Class B and Class C shares of the Fund.

    Pursuant to separate Plans of Distribution (the Class A Plan, the Class B Plan and the Class C Plan, collectively, the Plans) adopted by the Fund under Rule 12b-1 under the Investment Company Act and separate distribution agreements (the Distribution Agreements), PMFD and Prudential Securities (collectively, the Distributor) incur the expenses of distributing the Fund's Class A, Class B and Class C shares. See "How the Fund is Managed--Distributor" in the Prospectus.

    On April 13, 1995, the Board of Directors, including a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Class A Plan, Class B Plan or Class C Plan or in any agreement related to any Plan (the Rule 12b-1 Directors), at a meeting called for the purpose of voting on each Plan, approved the continuance of the Plans and Distribution Agreements. The Class A Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class A shares may be used to pay for personal service and the maintenance of shareholder accounts (service fee) and (ii) total distribution fees (including the service fee of up to .25 of 1%) may not exceed .30 of 1%. The Class B Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class B shares may be paid as a service fee and (ii) up to .75 of 1% of the average daily net assets up to $3 billion, .55 of 1% of the next $1 billion of such assets and .25 of 1% of such assets in excess of $4 billion (not including the service fee) may be used for distribution-related expenses with respect to the Class B shares. The Class C Plan provides that (i) up to .25 of 1% of the average daily net assets of the Class C shares may be paid as a service fee and
(ii) approved by Class A and Class B shareholders, and the Class B Plan was approved by Class B shareholders on July 19, 1994. The Class C Plan was approved by the sole shareholder of Class C shares on August 1, 1994.

    CLASS A PLAN. For the fiscal year ended February 28, 1995, PMFD received payments of $143,341 under the Class A Plan. This amount was primarily expended for payment of account servicing fees to financial advisers and other persons who sell Class A shares. For the fiscal year ended February 28, 1995, PMFD also received approximately $196,000 in initial sales charges.

    CLASS B PLAN. For the fiscal year ended February 28, 1995, Prudential Securities received $14,862,736 from the Fund under the Class B Plan and spent approximately $4,206,800 in distributing the Class B shares of the Fund. It is estimated that of the latter amount, approximately $60,300 (1.4%) was spent on printing and mailing of prospectuses to other than current shareholders, $2,581,500 (61.4%) on interest and carrying costs, $1,333,300 (31.7%) on compensation to Pruco Securities Corporation, an affiliated broker-dealer, for commissions to its representatives and other expenses, including an allocation on account of overhead and other branch office distribution-related expenses incurred by it for distribution of Fund shares; and $231,700 (5.5%) on the aggregate of (i) payment of commissions and account servicing fees to financial advisers ($72,900 or 1.7%), and (ii) an allocation on account of overhead and other branch office distribution-related expenses ($158,800 or 3.8%). The term "overhead and other branch office distribution-related expenses" represents (a) the expenses of operating branch offices of Prusec and Prudential Securities in connection with the sale of Fund shares, including lease costs, the salaries and employee benefits of operations and sales support personnel, utility costs, communications costs and the costs of stationery and supplies, (b) the costs of client sales seminars, (c) expenses of mutual fund sales coordinators to promote the sale of Fund shares and (d) other incidental expenses relating to branch promotion of Fund sales. Prior to August 1, 1994, the Class A and B Plans operated as "reimbursement type" plans and, in the case of Class B, provided for the reimbursement of distribution expenses incurred in current and prior years.

    Prudential Securities also receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class B shares. See "Shareholder Guide--How to Sell Your Shares--Contingent Deferred Sales Charges" in the Prospectus. For the fiscal year ended February 28, 1995, Prudential Securities received approximately $3,123,000 in contingent deferred sales charges attributable to the Class B shares.

    CLASS C PLAN. Prudential Securities receives the proceeds of contingent deferred sales charges paid by investors upon certain redemptions of Class C shares. See "Shareholder Guide--How to Sell Your Shares--Contingent Deferred Sales Charges" in the Prospectus. For the period from August 1, 1994 (inception of Class C shares) through February 28, 1995, Prudential Securities received $484 under the Class C Plan and $98 in contingent deferred sales charges attributable to Class C shares.

    The Class A, Class B and Class C Plans continue in effect from year to year, provided that each such continuance is approved at least annually by a vote of the Board of Directors, including a majority vote of the Rule 12b-1 Directors, cast in person at a meeting called for the purpose of voting on such continuance. The Plans may each be terminated at any time, without penalty, by the vote of a majority of the Rule 12b-1 Directors or by the vote of the holders of a majority of the outstanding shares of the applicable class on not more than 30 days' written notice to any other party to the Plans. The Plans may not be amended to increase materially the amounts to be spent for the services described therein without approval by the shareholders of the applicable class (by both Class A and Class B shareholders, voting separately, in the case of material amendments to the Class A Plan), and all material amendments are required to be approved by the Board of Directors in the manner described above. Each Plan will automatically terminate in the event of its assignment. The Fund will not be contractually obligated to pay expenses incurred under any Plan if it is terminated or not continued.

    Pursuant to each Plan, the Board of Directors will review at least quarterly a written report of the distribution expenses incurred on behalf of each class of shares of Fund by the Distributor. The report will include an itemization of the distribution expenses and the purposes of such expenditures. In addition, as long as the Plans remain in effect, the selection and nomination of the Rule 12b-1 Directors shall be committed to the Rule 12b-1 Directors.

    Pursuant to each Distribution Agreement, the Fund has agreed to indemnify PMFD and Prudential Securities to the extent permitted by applicable law against certain liabilities under the Securities Act. Each Distribution Agreement was last approved by the Board of Directors, including a majority of the Rule 12b-1 Directors, on April 13, 1995.

    NASD MAXIMUM SALES CHARGE RULE. Pursuant to rules of the NASD, the Distributor is required to limit aggregate initial sales charges, deferred sales charges and asset-based sales charges to 6.25% of total gross sales of each class of shares. Interest charges on unreimbursed distribution expenses equal to the prime rate plus one percent per annum may be added to the 6.25% limitation. Sales from the reinvestment of dividends and distributions are not included in the calculation of the 6.25% limitation. The annual asset-based sales charge on shares of the Fund may not exceed .75 of 1% per class. The 6.25% limitation applies to the Fund rather than on a per shareholder basis. If aggregate sales charges were to exceed 6.25% of total gross sales of shares of any class, all sales charges on shares of that class would be suspended.

    On October 21, 1993, PSI entered into an omnibus settlement with the SEC, state securities regulators in 51 jurisdictions and the NASD to resolve allegations that PSI sold interests in more than 700 limited partnerships (and a limited number of other types of securities) from January 1, 1980 through
December 31, 1990, in violation of securities laws to persons for whom such securities were not suitable in light of the individuals' financial condition or investment objectives. It was also alleged that the safety, potential returns and liquidity of the investments had been misrepresented. The limited partnerships principally involved real estate, oil and gas producing properties and aircraft leasing ventures. The SEC Order (i) included findings that PSI's conduct violated the federal securities laws and that an order issued by the SEC in 1986 requiring PSI to adopt, implement and maintain certain supervisory procedures had not been complied with;

(ii) directed PSI to cease and desist from violating the federal securities laws and imposed a $10 million civil penalty; and (iii) required PSI to adopt certain remedial measures including the establishment of a Compliance Committee of its Board of Directors. Pursuant to the terms of the SEC settlement, PSI established a settlement fund in the amount of $330,000,000 and procedures, overseen by a court approved Claims Administrator, to resolve legitimate claims for compensatory damages by purchasers of the partnership interests. PSI has agreed to provide additional funds, if necessary, for that purpose. PSI's settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. PSI consented to a censure and to the payment of a $5,000,000 fine in settling the NASD action. In settling the above referenced matters, PSI neither admitted nor denied the allegations asserted against it.

    On January 18, 1994, PSI agreed to the entry of a Final Consent Order and a Parallel Consent Order by the Texas Securities Commissioner. The firm also entered into a related agreement with the Texas Securities Commissioner. The allegations were that the firm had engaged in improper sales practices and other improper conduct resulting in pecuniary losses and other harm to investors residing in Texas with respect to purchases and sales of limited partnership interests during the period of January 1, 1980 through December 31, 1990. Without admitting or denying the allegations, PSI consented to a reprimand, agreed to cease and desist from future violations, and to provide voluntary donations to the State of Texas in the aggregate amount of $1,500,000. The firm agreed to suspend the creation of new customer accounts, the general solicitation of new accounts, and the offer for sale of securities in or from PSI's North Dallas office to new customers during a period of twenty consecutive business days, and agreed that its other Texas offices would be subject to the same restrictions for a period of five consecutive business days. PSI also agreed to institute training programs for its securities salesmen in Texas.

    On October 27, 1994, Prudential Securities Group, Inc. (PSG) and PSI entered into agreements with the United States Attorney deferring prosecution (provided PSI complies with the terms of the agreement for three years) for any alleged criminal activity related to the sale of certain limited partnership programs from 1983 to 1990. In connection with these agreements, PSI agreed to add the sum of $330,000,000 to the Fund established by the SEC and executed a stipulation providing for a reversion of such funds to the United States Postal Inspection Service. PSI further agreed to obtain a mutually acceptable outside director to sit on the Board of Directors of PSG and the Compliance Committee of PSI. The new director will also serve as an independent "ombudsman" whom PSI employees can call anonymously with complaints about ethics and compliance. Prudential Securities shall report any allegations or instances of criminal conduct and material improprieties to the new director. The new director will submit compliance reports which shall identify all such allegations or instances of criminal conduct and material improprieties every three months for a three-year period.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

    The Manager is responsible for decisions to buy and sell securities, futures contracts and options on such securities and futures for the Fund, the selection of brokers, dealers and futures commission merchants to effect the transactions and the negotiation of brokerage commissions, if any. For purposes of this section, the term "Manager" includes the Subadviser. Broker-dealers may receive brokerage commissions on Fund portfolio transactions, including options, futures and options on futures transactions and the purchase and sale of underlying securities upon the exercise of options. Orders may be directed to any broker or futures commission merchant including, to the extent and in the manner permitted by applicable law, Prudential Securities and its affiliates.

    In the U.S. Government securities market, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. On occasion, certain money market instruments and agency securities may be purchased directly from the issuer, in which case no commissions or discounts are paid. The Fund will not deal with Prudential Securities or its affiliates in any transaction in which Prudential Securities or its affiliates act as principal. Thus, it will not deal in U.S. Government securities with Prudential Securities or its affiliates acting as market maker, and it will not execute a negotiated trade with Prudential or its affiliates if execution involves Prudential Securities or its affiliates acting as principal with respect to any part of the Fund's order.

    Portfolio securities may not be purchased from any underwriting or selling syndicate of which Prudential Securities or its affiliates, during the existence of the syndicate, is a principal underwriter (as defined in the Investment Company

Act), except in accordance with rules of the SEC. This limitation, in the opinion of the Fund, will not significantly affect the Fund's ability to pursue its present investment objective. However, in the future in other circumstances, the Fund may be at a disadvantage because of this limitation in comparison to other funds with similar objectives but not subject to such limitations.

    In placing orders for portfolio securities of the Fund, the Manager is required to give primary consideration to obtaining the most favorable price and efficient execution. Within the framework of this policy, the Manager will consider the research and investment services provided by brokers, dealers or futures commission merchants who effect or are parties to portfolio transactions of the Fund, the Manager or the Manager's other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include statistical and economic data and research reports on particular companies and industries. Such services are used by the
Manager in connection with all of its investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts. Conversely, brokers, dealers or futures commission merchants furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets are far larger than the Fund's, and the services furnished by such brokers, dealers or futures commission merchants may be used by the Manager in providing investment management for the Fund. Commission rates are established pursuant to negotiations with the broker, dealer or futures commission merchant based on the quality and quantity of execution services provided by the broker or futures commission merchant in the light of generally prevailing rates. The Manager's policy is to pay higher commissions to brokers and futures commission merchants, other than Prudential Securities, for particular transactions than might be charged if a different broker had been selected, on occasions when, in the Manager's opinion, this policy furthers the objective of obtaining best price and execution. In addition, the Manager is authorized to pay higher commissions on brokerage transactions for the Fund to brokers and futures commission merchants other than Prudential Securities in order to secure research and investment services described above, subject to review by the Fund's Board of Directors from time to time as to the extent and continuation of this practice. The allocation of orders among brokers and futures commission merchants and the commission rates paid are reviewed periodically by the Fund's Board of Directors.

    Subject to the above considerations, Prudential Securities may act as a broker or futures commission merchant for the Fund. In order for Prudential Securities (or any affiliate) to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by Prudential Securities (or any affiliate) must be reasonable and fair compared to the commissions, fees or other remuneration paid to other such brokers or futures commission merchants in connection with comparable transactions involving similar securities or futures contracts being purchased or sold on an exchange or board of trade during a comparable period of time. This standard would allow Prudential Securities (or any affiliate) to receive no more than the remuneration which would be expected to be received by an unaffiliated broker or futures commission merchant in a commensurate arms-length transaction. Furthermore, the Board of Directors of the Fund, including a majority of the non-interested Directors, has adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to Prudential Securities (or any affiliate) are consistent with the foregoing standard. In accordance with
Section 11(a) of the Securities Exchange Act of 1934, Prudential Securities may not retain compensation for effecting transactions on a national securities exchange for the Fund unless the Fund has expressly authorized the retention of such compensation. Prudential Securities must furnish to the Fund at least annually a statement setting forth the total amount of all compensation retained by Prudential Securities from transactions effected for the Fund during the applicable period. Brokerage and futures transactions with Prudential Securities (or any affiliate) are also subject to such fiduciary standards as may be imposed upon Prudential Securities (or such affiliate) by applicable law.

    During the fiscal years ended February 28, 1995, February 28, 1994 and February 29, 1993, the Fund paid no brokerage commissions to Prudential Securities.

                     PURCHASE AND REDEMPTION OF FUND SHARES

    Shares of the Fund may be purchased at a price equal to the next determined net asset value per share plus a sales charge which, at the election of the investor, may be imposed either (i) at the time of purchase (Class A shares), or
(ii) on a deferred basis (Class B or Class C shares). See "Shareholder Guide--How to Buy Shares of the Fund" in the Prospectus.

    Each class of shares represents an interest in the same portfolio of investments of the Fund and has the same rights, except that (i) each class bears the separate expenses of its Rule 12b-1 distribution and service plan,
(ii) each class has exclusive voting rights with respect to its plan (except that the Fund has agreed with the SEC in connection with the offering of a conversion feature on Class B shares to submit any amendment of the Class A distribution and service plan to both Class A and Class B shareholders) and
(iii) only Class B shares have a conversion feature. See "Distributor." Each class also has separate exchange privileges. See "Shareholder Investment Account--Exchange Privilege."

SPECIMEN PRICE MAKE-UP

    Under the current distribution arrangements between the Fund and the Distributor, Class A shares are sold at a maximum sales charge of 4% and Class B* and Class C* shares are sold at net asset value. Using the Fund's net asset value at February 28, 1995, the maximum offering price of the Fund's shares is as follows:

CLASS A
  Net asset value and redemption price per Class A share.............  $    8.59
  Maximum sales charge (4% of offering price)........................        .36
                                                                       ---------
  Offering price to public...........................................  $    8.95
                                                                       ---------
                                                                       ---------
CLASS B
  Net asset value, offering price and redemption price per Class B
    share*...........................................................  $    8.60
                                                                       ---------
                                                                       ---------
CLASS C
  Net asset value, offering price and redemption price per Class C
    share*...........................................................  $    8.60
                                                                       ---------
                                                                       ---------

------------
       * Class B and Class C shares are subject to a contingent deferred sales charge on certain redemptions. See "Shareholder Guide--How to Sell Your Shares--Contingent Deferred Sales Charges" in the Prospectus.

REDUCTION AND WAIVER OF INITIAL SALES CHARGES--CLASS A SHARES

    COMBINED PURCHASE AND CUMULATIVE PURCHASE PRIVILEGE. If an investor or eligible group of related investors purchases Class A shares of the Fund concurrently with Class A shares of other Prudential Mutual Funds, the purchases may be combined to take advantage of the reduced sales charges applicable to larger purchases. See the table of breakpoints under "Shareholder Guide--Alternative Purchase Plan" in the Prospectus.

    An eligible group of related Fund investors includes any combination of the following:

    (a) an individual;

    (b) the individual's spouse, their children and their parents;

    (c) the individual's and spouse's Individual Retirement Account (IRA);

    (d) any company controlled by the individual (a person, entity or group that holds 25% or more of the outstanding voting securities of a corporation will be deemed to control the corporation, and a partnership will be deemed to be controlled by each of its general partners);

    (e) a trust created by the individual, the beneficiaries of which are the individual, his or her spouse, parents or children;

    (f) a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse; and

    (g) one or more employee benefit plans of a company controlled by an individual.

    In addition, an eligible group of related Fund investors may include an employer (or group of related employers) and one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that employer).

    The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investors holdings. The Combined Purchase and Cumulative Purchase Privilege does not apply to individual participants in any retirement or group plans.

    RIGHTS OF ACCUMULATION. Reduced sales charges are also available through Rights of Accumulation, under which an investor or an eligible group of related investors, as described above under "Combined Purchase and Cumulative Purchase Privilege," may aggregate the value of their existing holdings of the shares of the Fund and shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) to determine the reduced sales charge. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The value of existing holdings for purposes of determining the reduced sales charge is calculated using the maximum offering or price (net asset value plus maximum sales charge) as of the previous business day. See "How the Fund Values Its Shares" in the Prospectus. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charges will be granted subject to confirmation of the investor's holdings. Rights of accumulation are not available to individual participants in any retirement or group plans.

    LETTERS OF INTENT. Reduced sales charges are available to investors (or an eligible group of related investors), including retirement and group plans, who enter into a written Letter of Intent providing for the purchase, within a thirteen-month period, of shares of the Fund and shares of other Prudential Mutual Funds. All shares of the Fund and shares of other Prudential Mutual Funds (excluding money market funds other than those acquired pursuant to the exchange privilege) which were previously purchased and are still owned are also included in determining the applicable reduction. However, the value of shares held directly with the Transfer Agent and through Prudential Securities will not be aggregated to determine the reduced sales charge. All shares must be held either directly with the Transfer Agent or through Prudential Securities. The Distributor must be notified at the time of purchase that the investor is entitled to a reduced sales charge. The reduced sales charge will be granted subject to confirmation of the investor's holdings. Letters of Intent are not available to individual participants in any retirement or group plans.

    A Letter of Intent permits a purchaser to establish a total investment goal to be achieved by any number of investments over a thirteen-month period. Each investment made during the period will receive the reduced sales charge applicable to the amount represented by the goal, as if it were a single investment. Escrowed Class A shares totaling 5% of the dollar amount of the Letter of Intent will be held by the Transfer Agent in the name of the purchaser, except in the case of retirement and group plans where the employer or plan sponsor will be responsible for paying any applicable sales charge. The effective date of a Letter of Intent may be back-dated up to 90 days, in order that any investments made during this 90-day period, valued at the purchaser's cost, can be applied to the fulfillment of the Letter of Intent goal, except in the case of retirement and group plans.

    The Letter of Intent does not obligate the investor to purchase, nor the Fund to sell, the indicated amount. In the event the Letter of Intent goal is not achieved within the thirteen-month period, the purchaser (or the employer or plan sponsor in the case of any retirement or group plan) is required to pay the difference between the sales charge otherwise applicable to the purchases made during this period and sales charges actually paid. Such payment may be made directly to the Distributor or, if not paid, the Distributor will liquidate sufficient escrowed shares to obtain such difference. Investors electing to purchase Class A shares of the Fund pursuant to a Letter of Intent should carefully read such Letter of Intent.

WAIVER OF THE CONTINGENT DEFERRED SALES CHARGE--CLASS B SHARES

    The contingent deferred sales charge is waived under circumstances described in the Prospectus. See "Shareholder Guide--How to Sell Your Shares--Waiver of the Contingent Deferred Sales Charges--Class B Shares" in the Prospectus. In connection with these waivers, the Transfer Agent will require you to submit the supporting documentation set forth below.

CATEGORY OF WAIVER                             REQUIRED DOCUMENTATION
Death                                          A copy of the shareholder's death certificate
                                               or,  in the  case of a  trust, a  copy of the
                                               grantor's death certificate,  plus a copy  of
                                               the trust agreement identifying the grantor.
Disability--An  individual will be considered  A copy of the Social Security  Administration disabled  if he or she is unable to engage in  award letter or a letter from a physician  on any substantial gainful activity by reason of  the  physician's letterhead  stating that the any medically determinable physical or mental  shareholder (or, in the case of a trust,  the impairment which can be expected to result in  grantor)  is permanently disabled. The letter
death  or   to  be   of  long-continued   and  must also indicate the date of disability.
indefinite duration.
Distribution  from an IRA or 403(b) Custodial  A copy  of  the distribution  form  from  the
Account                                        custodial  firm  indicating (i)  the  date of
                                               birth of the  shareholder and  (ii) that  the
                                               shareholder  is over age 59 1/2 and is taking
                                               a   normal   distribution--signed   by    the
                                               shareholder.
Distribution from Retirement Plan              A letter signed by the plan
                                               administrator/trustee  indicating  the reason
                                               for the distribution.
Excess Contributions                           A letter from the shareholder (for an IRA) or
                                               the  plan  administrator/trustee  on  company
                                               letterhead   indicating  the  amount  of  the
                                               excess and  whether or  not taxes  have  been
                                               paid.

    The Transfer Agent reserves the right to request such additional documents as it may deem appropriate.

QUANTITY DISCOUNT--CLASS B SHARES PURCHASED PRIOR TO AUGUST 1, 1994

    The CDSC is reduced on redemptions of Class B shares of the Fund purchased prior to August 1, 1994 if immediately after a purchase of such shares, the aggregate cost of all Class B shares of the Fund owned by you in a single account exceeded $500,000. For example, if you purchased $100,000 of Class B shares of the Fund and the following year purchased an additional $450,000 of Class B shares with the result that the aggregate cost of your Class B shares of the Fund following the second purchase was $550,000, the quantity discount would be available for the second purchase of $450,000 but not for the first purchase of $100,000. The quantity discount will be imposed at the following rates depending on whether the aggregate value exceeded $500,000 or $1 million:

                                            CONTINGENT DEFERRED SALES CHARGE
                                           AS A PERCENTAGE OF DOLLARS INVESTED
                                                 OR REDEMPTION PROCEEDS
        YEAR SINCE PURCHASE          -----------------------------------------------
           PAYMENT MADE               $500,001 TO $1 MILLION        OVER $1 MILLION
-----------------------------------  ------------------------       ----------------
First..............................             3.0%                        2.0%
Second.............................             2.0%                        1.0%
Third..............................             1.0%                        0%
Fourth and thereafter..............             0%                          0%

    You must notify the Fund's Transfer Agent either directly or through Prudential Securities or Prusec, at the time of redemption, that you are entitled to the reduced CDSC. The reduced CDSC will be granted subject to confirmation of your holdings.

                         SHAREHOLDER INVESTMENT ACCOUNT

    Upon the initial purchase of Fund shares, a Shareholder Investment Account is established for each investor under which the shares are held for the investor by the Transfer Agent. If a stock certificate is desired, it must be requested in writing for each transaction. Certificates are issued only for full shares and may be redeposited in the Account at any time. There is no charge to the investor for issuance of a certificate. The Fund makes available to the shareholders the following privileges and plans.

AUTOMATIC REINVESTMENT OF DIVIDENDS AND/OR DISTRIBUTIONS

    For the convenience of investors, all dividends and distributions are automatically reinvested in full and fractional shares of the Fund. An investor may direct the Transfer Agent in writing not less than 5 full business days prior to the payment date to have subsequent dividends and/or distributions sent in cash rather than reinvested. In the case of recently purchased shares for which registration instructions have not been received on the payment date, cash payment will be made directly to the dealer. Any shareholder who receives a cash payment representing a dividend or distribution may reinvest such distribution at net asset value by returning the check or the proceeds to the Transfer Agent within 30 days after the payment date. Such investment will be made at the net asset value per share next determined after receipt of the check or proceeds by the Transfer Agent. Such shareholder will receive credit for any contingent deferred sales charge paid in connection with the amount of proceeds being reinvested.

EXCHANGE PRIVILEGE

    The Fund makes available to its shareholders the privilege of exchanging their shares of the Fund for shares of certain other Prudential Mutual Funds, including one or more specified money market funds, subject in each case to the minimum investment requirements of such funds. Shares of such other Prudential Mutual Funds may also be exchanged for shares of the Fund. All exchanges are made on the basis of relative net asset value next determined after receipt of an order in proper form. An exchange will be treated as a redemption and purchase for tax purposes. Shares may be exchanged for shares of another fund only if shares of such fund may legally be sold under applicable state laws. For retirement and group plans having a limited menu of Prudential Mutual Funds, the Exchange Privilege is available for those funds eligible for investment in the particular program.

    It is contemplated that the exchange privilege may be applicable to new mutual funds whose shares may be distributed by the Distributor.

    CLASS A. Shareholders of the Fund may exchange their Class A shares for Class A shares of certain other Prudential Mutual Funds, shares of Prudential Government Securities Trust (Intermediate Term Series) and shares of the money market funds specified below. No fee or sales load will be imposed upon the exchange. Shareholders of money market funds who acquired such shares upon exchange of Class A shares may use the Exchange Privilege only to acquire Class A shares of the Prudential Mutual Funds participating in the Exchange Privilege.

    The  following  money  market  funds participate  in  the  Class  A Exchange
Privilege:

       Prudential California Municipal Fund
         (California Money Market Series)
       Prudential Government Securities Trust
         (Money Market Series)
         (U.S. Treasury Money Market Series)
       Prudential Municipal Series Fund
         (Connecticut Money Market Series)
         (Massachusetts Money Market Series)
         (New Jersey Money Market Series)
         (New York Money Market Series)
       Prudential MoneyMart Assets
       Prudential Tax-Free Money Fund

    CLASS B AND CLASS C. Shareholders of the Fund may exchange their Class B and Class C shares for Class B and Class C shares, respectively, of certain other Prudential Mutual Funds and shares of Prudential Special Money Market

Fund, a money market fund. No CDSC will be payable upon such exchange, but a CDSC may be payable upon the redemption of Class B and Class C shares acquired as a result of the exchange. The applicable sales charge will be that imposed by the fund in which shares were initially purchased and the purchase date will be deemed to be the first day of the month after initial purchase, rather than the date of the exchange.

    Class B and Class C shares of the Fund may also be exchanged for shares of Prudential Special Money Market Fund without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or after re-exchange into the Fund, such shares will be subject to the CDSC calculated excluding the time such shares were held in the money market fund. In order to minimize the period of time in which shares are subject to a CDSC, shares exchanged out of the money market fund will be exchanged on the basis of their remaining holding periods, with the longest remaining holding periods being transferred first. In measuring the time period shares are held in a money market fund and "tolled" for purposes of calculating the CDSC holding period, exchanges are deemed to have been made on the last day of the month. Thus, if shares are exchanged into the Fund from a money market fund during the month (and are held in the Fund at the end of the month), the entire month will be included in the CDSC holding period. Conversely, if shares are exchanged into a money market fund prior to the last day of the month (and are held in the money market fund on the last day of the month), the entire month will be excluded from the CDSC holding period. For purposes of calculating the seven year holding period applicable to the Class B conversion feature, the time period during which Class B shares were held in a money market fund will be excluded.

    At any time after acquiring shares of other funds participating in the Class B or Class C exchange privilege, a shareholder may again exchange those shares (and any reinvested dividends and distributions) for Class B or Class C shares of the Fund, respectively, without subjecting such shares to any CDSC. Shares of any fund participating in the Class B or Class C exchange privilege that were acquired through reinvestment of dividends or distributions may be exchanged for Class B or Class C, respectively, shares of other funds without being subject to any CDSC.

    Additional details about the Exchange Privilege and prospectuses for each of the Prudential Mutual Funds are available from the Fund's Transfer Agent, Prudential Securities or Prusec. The Exchange Privilege may be modified, terminated or suspended on sixty days' notice, and any fund, including the Fund, or the Distributor, has the right to reject any exchange application relating to such fund's shares.

DOLLAR COST AVERAGING

    Dollar cost averaging is a method of accumulating shares by investing a fixed amount of dollars in shares at set intervals. An investor buys more shares when the price is low and fewer shares when the price is high. The average cost per share is lower than it would be if a constant number of shares were bought at set intervals.

    Dollar cost averaging may be used, for example, to plan for retirement to save for a major expenditure, such as the purchase of a home, or to finance a college education. The cost of a year's education at a four-year college today averages around $14,000 at a private college and around $4,800 at a public university. Assuming these costs increase at a rate of 7% a year, as has been projected, for the freshman class of 2007, the cost of four years at a private college could reach $163,000 and over $97,000 at a public university.(1)

    The following chart shows how much you would need in monthly investments to achieve specified lump sums to finance your investment goals.(2)

PERIOD OF
MONTHLY INVESTMENTS:                                           $100,000     $150,000     $200,000     $250,000
------------------------------------------------------------  -----------  -----------  -----------  -----------
25 Years....................................................   $     110    $     165    $     220    $     275
20 Years....................................................         176          264          352          440
15 Years....................................................         296          444          592          740
10 Years....................................................         555          833        1,110        1,388
 5 Years....................................................       1,371        2,057        2,742        3,428

See "Automatic Savings Accumulation Plan."
-------------
(1) Source information concerning the costs of education at public universities is available from The College Board Annual Survey of Colleges, 1992. Information about the costs of private colleges is from the Digest of Education Statistics, 1992; The National Center for Educational Statistics; and the U.S. Department of Education. Average costs for private institutions include tuition, fees, room and board.

(2) The chart assumes an effective rate of return of 8% (assuming monthly compounding). This example is for illustrative purposes only and is not intended to reflect the performance of an investment in shares of the Fund. The investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

AUTOMATIC SAVINGS ACCUMULATION PLAN (ASAP)

    Under ASAP, an investor may arrange to have a fixed amount automatically invested in shares of the Fund monthly by authorizing his or her bank account or Prudential Securities account (including a Command Account) to be debited to invest specified dollar amounts in shares of the Fund. The investor's bank must be a member of the Automatic Clearing House System. Stock certificates are not issued to ASAP participants.

    Further information about this program and an application form can be obtained from the Transfer Agent, Prudential Securities or Prusec.

SYSTEMATIC WITHDRAWAL PLAN

    A systematic withdrawal plan is available to shareholders through Prudential Securities or the Transfer Agent. Such withdrawal plan provides for monthly or quarterly checks in any amount, except as provided below, up to the value of the shares in the shareholder's account. Withdrawals of Class B or Class C shares may be subject to a CDSC. See "Shareholder Guide--How to Sell Your Shares--Contingent Deferred Sales Charges" in the Prospectus.

    In the case of shares held through the Transfer Agent (i) a $10,000 minimum account values applies, (ii) withdrawals may not be for less than $100 and (iii) the shareholder must elect to have all dividends and/or distributions automatically reinvested in additional full and fractional shares at net asset value on shares held under this plan. See "Shareholder Investment Account--Automatic Reinvestment of Dividends and/or Distributions."

    Prudential Securities and the Transfer Agent act as agents for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the periodic withdrawal payment. The systematic withdrawal plan may be terminated at any time, and the Distributor reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days' written notice to the shareholder.

    Withdrawal payments should not be considered as dividends, yield or income. If periodic withdrawals continuously exceed reinvested dividends and distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted.

    Furthermore, each withdrawal constitutes a redemption of shares, and any gain or loss realized must be recognized for federal income tax purposes. In addition, withdrawals made concurrently with purchases of additional shares are inadvisable because of the sales charges applicable to (i) the purchase of Class A shares and (ii) the withdrawal of Class B and Class C shares. Each shareholder should consult his or her own tax adviser with regard to the tax consequences of the systematic withdrawal plan, particularly if used in connection with a retirement plan.

TAX-DEFERRED RETIREMENT PLANS

    Various tax-deferred retirement plans, including a 401(k) plan, self-directed individual retirement accounts and "tax-sheltered accounts" under
Section 403(b)(7) of the Internal Revenue Code are available through the Distributor. These plans are for use by both self-employed individuals and corporate employers. These plans permit either self-direction of accounts by participants, or a pooled account arrangement. Information regarding the establishment of these plans, the administration, custodial fees and other details are available from Prudential Securities or the Transfer Agent.

    Investors who are considering the adoption of such a plan should consult with their own legal counsel or tax adviser with respect to the establishment and maintenance of any such plan.

TAX-DEFERRED RETIREMENT ACCOUNTS

    INDIVIDUAL RETIREMENT ACCOUNTS. An individual retirement account (IRA) permits the deferral of federal income tax on income earned in the account until the earnings are withdrawn. The following chart represents a comparison of the earnings in a personal savings account with those in an IRA, assuming a $2,000 annual contribution, an 8% rate of return and a 39.6% federal income tax bracket and shows how much more retirement income can accumulate within an IRA as opposed to a taxable individual savings account.

                          TAX-DEFERRED COMPOUNDING(1)
                  CONTRIBUTIONS           PERSONAL
                  MADE OVER:              SAVINGS       IRA
                  --------------------    --------    --------
                  10 years............    $ 26,165    $ 31,291
                  15 years............      44,675      58,649
                  20 years............      68,109      98,846
                  25 years............      97,780     157,909
                  30 years............     135,346     244,692

------------
(1) The chart is for illustrative purposes only and does not represent the performance of the Fund or any specific investment. It shows taxable versus tax-deferred compounding for the periods and on the terms indicated. Earnings in the IRA account will be subject to tax when withdrawn from the account.

                                NET ASSET VALUE

    Under the Investment Company Act, the Board of Directors is responsible for determining in good faith the fair value of securities of the Fund. In accordance with procedures adopted by the Board of Directors, the value of each U.S. Government security for which quotations are available will be based on the valuations provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, agency ratings, market transactions in comparable securities and various relationships between securities in determining value. Options on U.S. Government securities traded on an exchange are valued at the mean between the most recently quoted bid and asked prices on the respective exchange. Futures contracts and options thereon are valued at their last sales prices as of the close of the commodities exchange or board of trade or, if there was no sale on such day, the mean between the most recently quoted bid and asked prices on such exchange or board of trade. Should an extraordinary event, which is likely to affect the value of the security, occur after the close of an exchange on which a portfolio security is traded, such security will be valued at fair value considering factors determined in good faith by the investment adviser under procedures established by and under the general supervision of the Fund's Board of Directors.

    The Fund will compute its net asset value at 4:15 P.M., New York time, on each day the New York Stock Exchange is open for trading except on days on which no orders to purchase, sell or redeem Fund shares have been received or days on which changes in the value of the Fund's portfolio securities do not affect net asset value. In the event the New York Stock Exchange closes early on any business day, the net asset value of the Fund's shares shall be determined at a time between such closing and 4:15 P.M., New York time.

    Net asset value is calculated separately for each class. As long as the Fund declares dividends daily, the net asset value of Class A, Class B and Class C shares will generally be the same. It is expected, however, that the dividends will differ by approximately the amount of the distribution-related expense accrual differential among the classes.

                       TAXES, DIVIDENDS AND DISTRIBUTIONS

    GENERAL. The Fund has elected to qualify and intends to remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code for each taxable year. Accordingly, the Fund must, among other things, (a) derive at least 90% of its gross income (without offset for losses from the sale or other disposition of securities or foreign currencies) from dividends, interest, proceeds from loans of securities and gains from the sale or other disposition of securities or foreign currencies or other income, including, but not limited to, gains derived from options and futures on such securities or foreign currencies; (b) derive less than 30% of its gross income from gains (without offset for losses) from the sale or other disposition of securities or options thereon held less than three months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Fund's assets and no more than 10% of the outstanding voting securities of any such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities of any one issuer (other than U.S. Government securities). These requirements may limit the Fund's ability to engage in transactions involving options on securities, interest rate futures and options thereon.

    The Fund has received a private letter ruling from the Internal Revenue Service (IRS) to the effect that the Fund's investments in options on U.S. Government securities, in interest rate futures contracts and in options thereon will be treated as "securities" for purposes of the foregoing requirements for qualification under Subchapter M of the Internal Revenue Code.

    As a regulated investment company, the Fund will not be subject to federal income tax on its net investment income and capital gains, if any, that it distributes to its shareholders, provided that it distributes at least 90% of its net investment income and short-term capital gains earned in each year. Distributions of net investment income and net short-term capital gains will be taxable to the shareholder at ordinary income rates regardless of whether the shareholder receives such distributions in additional shares or in cash. Distributions of net long-term capital gains, if any, are taxable as long-term capital gains regardless of how long the investor has held his or her Fund shares. However, if a shareholder holds shares in the Fund for not more than six months, then any loss recognized on the sale of such shares will be treated as long-term capital loss to the extent of any distribution on the shares which was treated as long-term capital gain. Shareholders will be notified annually by the Fund as to the federal tax status of distributions made by the Fund. A 4% nondeductible excise tax will be imposed on the Fund to the extent the Fund does not meet certain distribution requirements by the end of each calendar year. Distributions may be subject to additional state and local taxes. See "Taxes, Dividends and Distributions" in the Prospectus.

    Although the Fund does not receive interest payments on zero-coupon bonds in cash, it is required to accrue interest on such bonds for tax purposes. Accordingly, in order to meet the requirement that it distribute at least 90% of its net investment income and net short term gains earned in each taxable year, the Fund may have to liquidate securities or borrow money. To date, the Fund has not engaged in borrowing or liquidated securities solely or primarily for the purpose of meeting income distribution requirements attributable to investments in zero coupon bonds.

    The Fund has a capital loss carryforward for federal income tax purposes as of February 28, 1995 of approximately $140,517,000, of which $34,965,000 expires in 1998, $41,965,000 expires in 1999 and $63,587,000 expires in 2003.

    Any loss realized on a sale, redemption or exchange of shares of the Fund by a shareholder will be disallowed to the extent the shares are replaced within a 61-day period (beginning 30 days before the disposition of shares). Shares purchased pursuant to the reinvestment of a dividend or distribution will constitute a replacement of shares.

    A shareholder who acquires shares of the Fund and sells or otherwise disposes of such shares within 90 days of acquisition may not be allowed to include certain sales charges incurred in acquiring such shares for purposes of calculating gain or loss realized upon a sale or exchange of shares of the Fund.

    The per share dividends on Class B and Class C shares will be lower than the per share dividends on Class A shares as a result of the higher distribution-related fee applicable to the Class B and Class C shares. The per share distributions of net capital gains, if any, will be paid in the same amount for Class A, Class B and Class C shares. See "Net Asset Value."

    LISTED OPTIONS AND FUTURES. Exchange-traded futures contracts, listed options on futures contracts and listed options on U.S. Government securities constitute "Section 1256 contracts" under the Internal Revenue Code. Section 1256 contracts are required to be "marked-to-market" at the end of the Fund's tax year; that is, treated as having been sold at market value. Sixty percent of any gain or loss recognized as a result of such "deemed sales" will be treated as long-term capital gain or loss and the remainder will be treated as short-term capital gain or loss. The Fund has received a private letter ruling from the IRS to the effect that a "deemed sale" of a security held for less than three months at the end of a tax year will not result in gain from the sale of securities held for less than three months for purposes of determining qualification of the Fund as a regulated investment company. To the extent that the Section 1256 contracts are considered to be part of a "designated hedge" with U.S. Government securities, pursuant to regulations to be promulgated under the Internal Revenue Code, the increases or decreases in the value of the Section 1256 contract would be netted with the increases or decreases in the U.S. Government securities for the purpose of determining gains from securities held for less than three months.

    If the Fund holds a U.S. Government security which is offset by a Section 1256 contract, the Fund is considered to hold a "mixed straddle". The Fund may elect whether to make a straddle-by-straddle identification of mixed straddles. By electing to identify its mixed straddles, the Fund can avoid the application of certain rules which could, in some circumstances, cause deferral or disallowance of losses, the change of long-term capital gains into short-term capital gains, or the change of short-term capital losses into long-term capital losses. Nevertheless, the Fund would be subject to the following rules.

    If the  Fund owns  a U.S.  Government security  and acquires  an  offsetting
Section 1256 contract in a transaction which the Fund elects to identify as a mixed straddle, the acquisition of the offsetting position will result in recognition of the unrealized gain or loss on the U.S. Government security. This gain or loss will be long-term or short-term depending on the holding period of the security at the time the mixed straddle is entered into. This recognition of unrealized gain or loss will be taken into account in determining the amount of income available for the Fund's quarterly distributions, and can result in an amount which is greater or less than the Fund's net realized gains being available for such distributions. If an amount which is less than the Fund's net realized gains is available for distribution, the Fund may elect to distribute more than such available amount, up to the full amount of such net realized gains.

    The rules for determining whether gain or loss upon exercise, expiration or termination of an identified mixed straddle will be treated as long-term, short-term, or sixty percent long-term and forty percent short-term are complex. In general, which treatment applies will depend upon the order of disposition of the Section 1256 and the non-Section 1256 positions of a straddle and whether all or fewer than all of such positions are disposed of on any day.

    If the Fund does not elect to identify a mixed straddle, no recognition of gain or loss on the U.S. Government securities in the Fund's portfolio will result when the mixed straddle is entered into. However, any losses realized on the straddle will be governed by a number of tax rules which might, under certain circumstances, defer or disallow the losses in whole or in part, change long-term gains into short-term gains, or change short-term losses into long-term losses. A deferral or disallowance of recognition of a realized loss may result in the Fund being required to distribute an amount greater than the Fund's net realized gains.

    The Fund may also elect under Section 1256(d) of the Internal Revenue Code that the provisions of Section 1256 will not apply. In the case of such an election, the taxation of options on U.S. Government securities and the taxation of futures will be governed by provisions of the Internal Revenue Code dealing with taxation of capital assets generally.

    OTC OPTIONS. Non-listed options on U.S. Government securities (OTC options) are not Section 1256 contracts. If an OTC option written by the Fund on U.S. Government securities expires, the amount of the premium will be treated as short-term capital gain. If the option is terminated through a closing purchase transaction, the Fund will generally recognize a short-term capital gain or loss, depending on whether the premium income is greater or less than the amount paid by the Fund in the closing transaction. If U.S. Government securities are delivered by the Fund upon exercise of a written call option, or sold to the Fund upon exercise of a written put option, the premium received when the option was written will be treated as an addition to the proceeds received in the case of the call option, or a decrease in the cost basis of the security received in the case of a put option. The gain or loss realized on the exercise of a written call option will be long-term or short-term depending upon the holding period of the U.S. Government security delivered.

    The premium paid for a purchased put or call option is a capital expenditure, and loss will be realized on the expiration, and gain or loss will be realized upon the sale of, a put or call option. The characterization of the gain or loss as short-term or long-term will depend upon the holding period of the option. If U.S. Government securities are purchased by the Fund upon exercise of a purchased call option, or delivered by the Fund upon exercise of a purchased put option, the premium paid when the option was purchased will be treated as an addition to the basis of the securities purchased in the case of a call option, or as a decrease in the proceeds received for the securities delivered in the case of a put option.

    Losses realized on straddles which include a purchased put option, can, under certain circumstances, be subject to a number of tax rules which might defer or disallow the losses in whole or in part, change long-term gains into short-term gains, or change short-term losses into long-term losses. As noted above, a deferral or disallowance of recognition of realized loss can result in the Fund being required to distribute an amount greater than the Fund's net realized gains.

    PENNSYLVANIA PERSONAL PROPERTY TAX. The Fund has obtained a written letter of determination from the Pennsylvania Department of Revenue that the Fund is subject to the Pennsylvania foreign franchise and corporate net income tax. Accordingly, it is expected that Fund shares will be exempt from Pennsylvania personal property taxes. The Fund anticipates that it will continue such business activities but reserves the right to suspend them at any time, resulting in the termination of the exemption.

                            PERFORMANCE INFORMATION

    YIELD. The Fund may from time to time advertise its yield as calculated over a 30-day period. Yield is calculated separately for Class A, Class B and Class C shares. The yield will be computed by dividing the Fund's net investment income per share earned during this 30-day period by the net asset value per share on the last day of this period.

    Yield is calculated according to the following formula:

                            a - b
               YIELD = 2[( -------   +1)to the power of 6 - 1]
                             cd

    Where:  a =  dividends and interest earned during the period.
            b =  expenses accrued for the period (net of reimbursements).
            c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
            d = the maximum offering price per share on the last day of the period.

    The yield for the 30-day period ended February 28, 1995 for the Fund's Class A, Class B and Class C shares was 6.61%, 6.13% and 6.26%, respectively.

    Yield fluctuates and an annualized yield quotation is not a representation by the Fund as to what an investment in the Fund will actually yield for any given period. Actual yields will depend upon not only changes in interest rates generally during the period in which the investment in the Fund is held, but also on any realized or unrealized gains and losses and changes in the Fund's expenses.

    AVERAGE ANNUAL TOTAL RETURN. The Fund may from time to time also advertise its average annual total return. Average annual total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

    Average annual total return is computed according to the following formula:

                         P(1+T)to the power of n = ERV

Where: P = a hypothetical initial payment of $1000.
       T = average annual total return.
       n = number of years.
       ERV = ending redeemable value of a hypothetical $1000 investment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof).

    Average   annual  return  takes  into  account  any  applicable  initial  or contingent deferred sales charges but does not take into account any federal or state income taxes that may be payable upon redemption.

    The average annual total return for Class A shares for the one year, five year and five year and one month periods ended on February 28, 1995 was (3.20)%, 6.96% and 6.70%, respectively. The average annual total return with respect to the Class B shares of the Fund for the one, five and nine and three quarter year periods ended February 28, 1995 was (4.76)%, 6.85% and 7.75%, respectively. The inception to date total return for Class C shares for the seven month period ended February 28, 1995, was 1.75%.

    AGGREGATE TOTAL RETURN. The Fund may also advertise its aggregate total return. Aggregate total return is determined separately for Class A, Class B and Class C shares. See "How the Fund Calculates Performance" in the Prospectus.

    Aggregate total return represents the cumulative change in the value of an investment in the Fund and is computed by the following formula:

                                    ERV - P
                                    -------
                                       P

    Where: P = a hypothetical initial payment of $1000.
           ERV = ending redeemable value of a hypothetical $1000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof).

    Aggregate total return does not take into account any federal or state income taxes that may be payable upon redemption or any applicable initial or contingent deferred sales charges.

    The aggregate total return for Class A shares for the one year, five year and five year and one month periods ended February 28, 1995 was .83%, 45.81% and 44.97%, respectively. The aggregate total return for Class B shares for the one, five and nine and three quarter year periods ended February 28, 1995 was .24%, 40.25% and 108.57%, respectively. The aggregate total return for Class C shares for the seven month period ended February 28, 1995 was 2.75%.

    From time to time, the performance of the Fund may be measured against various indices. Set forth below is a chart which compares the performance of different types of investments over the long-term and the rate of inflation.(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Common          10.3
Long             4.8
Infaltion        3.1

    (1)Source: Ibbotson Associates,  "Stocks, Bonds,  Bills and  Inflation--1993
Yearbook" (annually updates the work of Roger G. Ibbotson and Rex A. Sinquefield). Common stock returns are based on the Standard & Poor's 500 Stock Index, a market-weighted, unmanaged index of 500 common stocks in a variety of industry sectors. It is a commonly used indicator of broad stock price movements. This chart is for illustrative purposes only, and is not intended to represent the performance of any particular investment or fund.

               CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT,
                          AND INDEPENDENT ACCOUNTANTS

    State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, serves as Custodian for the Fund's portfolio securities and cash and, in that capacity, maintains certain financial and accounting books and records pursuant to an agreement with the Fund.

    Prudential Mutual Fund Services, Inc. (PMFS), Raritan Plaza One, Edison, New Jersey 08837, serves as the Transfer and Dividend Disbursing Agent of the Fund. It is a wholly-owned subsidiary of PMF. PMFS provides customary transfer agency services to the Fund, including the handling of shareholder communications, the processing of shareholder transactions, the maintenance of shareholder account records, payment of dividends and distributions, and related functions. For these services, PMFS receives an annual fee per shareholder account, a new account set-up fee for each manually-established account and a monthly inactive zero balance account fee per shareholder account. PMFS is also reimbursed for its out-of-pocket expenses, including but not limited to postage, stationery, printing, allocable communications expenses and other costs. For the fiscal year ended February 28, 1995, the Fund incurred fees of approximately $2,001,000 for the services of PMFS.

    Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281, serves as the Fund's independent accountants and in that capacity audits the Fund's annual financial statements.

PRUDENTIAL GOVERNMENT INCOME FUND                   Portfolio of Investments
                                                           February 28, 1995


PRINCIPAL
 AMOUNT                                          VALUE
  (000)              DESCRIPTION                (NOTE 1)

             LONG-TERM INVESTMENTS--95.2%
             U.S. GOVERNMENT AGENCY
               SECURITIES--46.9%
             Federal Home Loan Mortgage
               Corp.,
$ 81,913       8.00%, 1/01/22 - 9/01/24...  $   81,401,413
  50,000       8.20%, 1/16/98.............      51,187,500
   7,821       8.50%, 6/01/07 - 4/01/20...       7,888,122
   3,993       11.50%, 10/01/19...........       4,302,276
             Federal National Mortgage
               Assoc.,
               6.50%, 10/01/23 -
  25,525       6/01/24....................      23,370,929
               7.00%, 11/01/23 -
  55,769#      5/01/24....................      52,631,903
  89,285       7.50%, 5/01/07 - 3/01/25...      87,487,955
  20,000       7.93%, 2/14/25.............      19,801,600
  55,000       8.50%, 6/01/17 - 3/01/25...      55,691,196
             Trust 1991 G-37 Class C,
      42       (I/O*).....................         379,303
             Government National Mortgage Assoc.,
               6.50%, 5/15/23 -
  58,718       10/15/24...................      53,084,682
               7.00%, 2/15/09 -
  72,648       11/15/24...................      68,039,509
   3,718       7.25%, 7/15/23.............       3,452,263
  35,152       7.50%, 5/15/02 - 2/15/25...      34,000,816
  48,397       8.00%, 7/15/16 - 3/15/24...      48,485,100
      57       8.50%, 5/15/22 - 2/15/25...          58,328
  96,512       9.00%, 4/15/01 - 1/15/17...     100,712,486
               9.50%, 7/15/16 -
  31,392       12/15/17...................      33,256,201
             Government National Mortgage Assoc. II,
   6,689       9.50%, 5/20/18 - 8/20/21...       6,977,674
             Resolution Funding Corp.,
  50,000       Zero Coupon, 7/15/20.......       6,932,000
                                            --------------
             Total U.S. Government
               Agency Securities (cost
               $738,288,900)..............     739,141,256
                                            --------------
             U.S. GOVERNMENT OBLIGATIONS--45.3%
             United States Treasury
               Bonds,
$  1,400       7.625%, 2/15/25............  $    1,427,566
 104,500       11.25%, 2/15/15............     143,834,845
  68,000       12.00%, 8/15/13............      93,542,160
  50,000       12.50%, 8/15/14............      71,765,500
 111,500+      14.00%, 11/15/11...........     168,591,345
             United States Treasury
               Notes,
  50,000+      6.00%, 11/30/97............      48,898,500
  20,000       7.375%, 5/15/96............      20,168,800
  45,000       7.50%, 2/15/05.............      45,900,000
  75,000+      8.25%, 7/15/98.............      77,883,000
             United States Treasury
               Strips,
  37,600       Zero Coupon, 5/15/15.......       6,780,784
  37,600       Zero Coupon, 5/15/16.......       6,235,960
 200,000       Zero Coupon, 5/15/20.......      29,384,000
                                            --------------
             Total U.S. Government
               Obligations
               (cost $716,957,042)........     714,412,460
                                            --------------
             ASSET-BACKED SECURITIES--2.6%
             Standard Credit Card Master
               Trust I,
               Series 1995 -1A, 8.25%,
               1/07/07
  40,000       (cost $40,312,500).........      41,381,250
                                            --------------
             ADJUSTABLE RATE MORTGAGE
               PASS-THROUGHS--0.4%
             Ryland Mortgage Securities Corporation,
               Mortgage Participation Securities,
               Series 1993-3, Class A-3,
               7.199%, 9/25/24
   5,948       (cost $6,066,583)..........       5,893,742
                                            --------------
             Total long-term investments
               (cost $1,501,625,025)......   1,500,828,708
                                            --------------

                                            See Notes to Financial Statements.

PRUDENTIAL GOVERNMENT INCOME FUND

Principal
 Amount                                        Value
  (000)              Description              (Note 1)
             SHORT-TERM INVESTMENTS--8.5%
             TIME DEPOSIT--5.0%
             Fuji Bank Chicago,
               6.125%, 3/01/95
$ 78,465       (cost $78,465,000).......  $   78,465,000
                                          --------------
             REPURCHASE AGREEMENT++--1.6%
             First Boston Corp.,
               6.00%, dated 2/28/95, due
               3/07/95 in the amount of
               $25,644,640
               (cost $25,632,000; the
               value of collateral
               including accrued
               interest is
  25,632       $26,242,803).............      25,632,000
                                          --------------
             U.S. GOVERNMENT OBLIGATION--1.3%
             United States Treasury
               Note,
               11.25%, 5/15/95
  20,000       (cost $20,209,400).......      20,209,400
                                          --------------
             COMMERCIAL PAPER--0.6%
             Societe General,
               6.00%, 3/01/95
  10,000       (cost $10,000,000).......      10,000,000
                                          --------------
             Total short-term
               investments
               (cost $134,306,400)......     134,306,400
                                          --------------
             TOTAL INVESTMENTS--103.7%
               (cost $1,635,931,425;
               Note 4)..................   1,635,135,108
             Liabilities in excess of
               other assets--(3.7%).....     (58,054,181)
                                          --------------
             NET ASSETS--100%...........  $1,577,080,927
                                          --------------
                                          --------------

---------------
I/O--Interest Only.
 * REMIC--Real Estate Mortgage Investment Conduit.
 # Mortgage dollar roll, see Note 1.
 + Partial principal amount pledged as collateral for mortgage dollar roll. ++ Repurchase agreements are collateralized by U.S. Treasury obligations.


                                            See Notes to Financial Statements.

 PRUDENTIAL GOVERNMENT INCOME FUND
 STATEMENT OF ASSETS AND LIABILITIES


ASSETS                                                                                    FEBRUARY 28, 1995
                                                                                          -----------------
Investments, at value (cost $1,635,931,425)............................................    $ 1,635,135,108
Receivable for investments sold........................................................         97,713,112
Interest receivable....................................................................         13,915,597
Receivable for Fund shares sold........................................................            534,129
Deferred expenses and other assets.....................................................            180,382
                                                                                          -----------------
  Total assets.........................................................................      1,747,478,328
                                                                                          -----------------
LIABILITIES
Payable for investments purchased......................................................        114,269,978
Payable for dollar roll................................................................         45,859,375
Payable for Fund shares reacquired.....................................................          6,275,706
Accrued expenses and other liabilities.................................................          2,049,764
Distribution fee payable...............................................................            654,264
Dividends payable......................................................................            647,828
Management fee payable.................................................................            640,486
                                                                                          -----------------
  Total liabilities....................................................................        170,397,401
                                                                                          -----------------
NET ASSETS.............................................................................    $ 1,577,080,927
                                                                                          -----------------
                                                                                          -----------------
Net assets were comprised of:
  Common stock, at par.................................................................    $     1,835,209
  Paid-in capital in excess of par.....................................................      1,749,373,598
                                                                                          -----------------
                                                                                             1,751,208,807
  Accumulated net realized losses on investments.......................................       (173,331,563)
  Net unrealized depreciation on investments...........................................           (796,317)
                                                                                          -----------------
    Net assets at February 28, 1995....................................................    $ 1,577,080,927
                                                                                          -----------------
                                                                                          -----------------
Class A:
  Net asset value and redemption price per share
    ($871,145,036 / 101,406,826 shares of common stock issued and outstanding).........              $8.59
  Maximum sales charge (4.0% of offering price)........................................                .36
                                                                                                     ------
  Maximum offering price to public.....................................................              $8.95
                                                                                                     ------
                                                                                                     ------
Class B:
  Net asset value, offering price and redemption price per share
    ($705,731,938 / 82,090,371 shares of common stock issued and outstanding)..........              $8.60
                                                                                                     ------
                                                                                                     ------
Class C:
  Net asset value, offering price and redemption price per share
    ($203,953 / 23,721 shares of common stock issued and outstanding)..................              $8.60
                                                                                                     ------
                                                                                                     ------

See Notes to Financial Statements.

 PRUDENTIAL GOVERNMENT INCOME FUND
 STATEMENT OF OPERATIONS


                                         YEAR ENDED
                                        FEBRUARY 28,
NET INVESTMENT INCOME                       1995
                                       --------------
Income
  Interest (net of swap interest
    expense of $150,865)............   $  143,837,354
  Income from securities
    loaned-net......................           71,213
                                       --------------
                                          143,908,567
                                       --------------
Expenses
  Distribution fee--Class A.........          143,341
  Distribution fee--Class B.........       14,862,736
  Distribution fee--Class C.........              484
  Management fee....................        9,155,193
  Transfer agent's fees and
    expenses........................        2,492,000
  Custodian's fees and expenses.....        1,430,000
  Reports to shareholders...........          700,000
  Franchise taxes...................          545,000
  Registration fees.................           80,000
  Legal fees........................           63,000
  Insurance expense.................           60,000
  Audit fee.........................           58,000
  Directors' fees...................           48,000
  Miscellaneous.....................           47,263
                                       --------------
    Total expenses..................       29,685,017
                                       --------------
Net investment income...............      114,223,550
                                       --------------
REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss):
  Investment transactions...........      (95,352,332)
  Interest rate swap transaction....          761,247
  Written option transactions.......          697,656
                                       --------------
                                          (93,893,429)
                                       --------------
Net change in unrealized
  appreciation/depreciation:
  Investments.......................      (40,180,178)
  Interest rate swap................          709,355
                                       --------------
                                          (39,470,823)
                                       --------------
Net loss on investments.............     (133,364,252)
                                       --------------
NET DECREASE IN NET ASSETS
RESULTING FROM OPERATIONS...........   $  (19,140,702)
                                       --------------
                                       --------------

See Notes to Financial Statements.



 PRUDENTIAL GOVERNMENT INCOME FUND
 STATEMENT OF CHANGES IN NET ASSETS

                             YEAR ENDED FEBRUARY 28,
INCREASE (DECREASE)      -------------------------------
IN NET ASSETS                 1995             1994
                         --------------   --------------
Operations
  Net investment
    income.............  $  114,223,550   $  143,951,352
  Net realized gain
    (loss) on
    investment
    transactions.......     (93,893,429)      73,862,182
  Net change in
    unrealized
    appreciation on
    investments........     (39,470,823)    (137,565,425)
                         --------------   --------------
  Net increase
    (decrease) in net
    assets resulting
    from operations....     (19,140,702)      80,248,109
                         --------------   --------------
Dividends and distributions (Note 1)
  Dividends to shareholders from
    net investment income
    Class A............      (7,117,500)      (3,625,302)
    Class B............    (107,101,716)    (140,326,050)
    Class C............          (4,334)              --
                         --------------   --------------
                           (114,223,550)    (143,951,352)
                         --------------   --------------
  Distributions to
    shareholders in
    excess of capital
    gains
    Class A............              --         (132,529)
    Class B............              --       (5,651,138)
                         --------------   --------------
                                     --       (5,783,667)
                         --------------   --------------
Fund share transactions
  (net of share
  conversions) (Note 5)
  Net proceeds from
    shares
    subscribed.........      79,769,541      238,679,715
  Net asset value of
    shares issued to
    shareholders in
    reinvestment of
    dividends and
    distributions......      64,092,911       83,988,251
  Cost of shares
    reacquired.........    (687,645,132)    (740,509,270)
                         --------------   --------------
  Decrease in net
    assets from Fund
    share
    transactions.......    (543,782,680)    (417,841,304)
                         --------------   --------------
Total decrease.........    (677,146,932)    (487,328,214)
NET ASSETS
Beginning of year......   2,254,227,859    2,741,556,073
                         --------------   --------------
End of year............  $1,577,080,927   $2,254,227,859
                         --------------   --------------
                         --------------   --------------

See Notes to Financial Statements.

 PRUDENTIAL GOVERNMENT INCOME FUND
 NOTES TO FINANCIAL STATEMENTS

   Prudential Government Income Fund, formerly known as Prudential Government Plus Fund, (the "Fund") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Investment operations commenced on April 22, 1985.

   The Fund's investment objective is to seek a high current return. The Fund will seek to achieve this objective by investing primarily in U.S. Government and agency securities and writing and purchasing put and call options and net gains from closing purchase and sale transactions.

NOTE 1. ACCOUNTING            The following is a summary
POLICIES                      of significant accounting poli-
                              cies followed by the Fund in the preparation of
its financial statements.

SECURITY VALUATION: The Fund values portfolio securities on the basis of current market quotations provided by dealers or by a pricing service approved by the Board of Directors, which uses information such as quotations from dealers, market transactions in comparable securities, various relationships between securities and calculations on yield to maturity in determining values. Options and financial futures contracts listed on exchanges are valued at their closing price on the applicable exchange. When market quotations are not readily available, a security is valued at fair value as determined in good faith by or under the direction of the Board of Directors.

   Short-term securities which mature in more than 60 days are valued at current market quotations. Short-term securities which mature in 60 days or less are valued at amortized cost.

   In connection with repurchase agreement transactions, the Fund's custodian, or designated subcustodians as the case may be under triparty repurchase agreements, takes possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction, including accrued interest. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. If the seller defaults and the value of the collateral declines or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

INTEREST RATE SWAP: An interest rate swap is an agreement between two parties in which each party commits to make periodic interest payments to the other based on a notional principal amount for a specified time period, E.G., an exchange of floating rate payments for fixed rate payments. Interest rate swaps were conceived as asset/liability management tools. Interest rate swaps only involve the accrual and exchange of interest payments between the parties and do not involve the exchange or payment of the contracted notional principal amount. The Fund is exposed to credit loss in the event of non-performance by the other party to the interest rate swap. However, the Fund does not anticipate non-performance by any counterparty.

   During the term of a swap, changes in the value of the swap are recognized as unrealized gains or losses by ``marking-to-market'' to reflect the market value of the swap. Interest income is accrued or charged based upon the prevailing terms of the swap. When a swap is terminated, the Fund will record a realized gain or loss equal to the difference, if any, between the proceeds from (or cost of) the closing transaction and the Fund's basis in the contract. There were no interest rate swaps outstanding as of February 28, 1995.

OPTION WRITING: The Fund may either purchase or write options in order to hedge against adverse market movements or fluctuations in value caused by changes in prevailing interest rates with respect to securities which the Fund currently owns or intends to purchase. The Fund's principal reason for writing options is to realize, through receipt of premiums, a greater current return than would be realized on the underlying security alone. When the Fund purchases an option, it pays a premium and an amount equal to that premium is recorded as an investment. When the Fund writes an option, it receives a premium and an amount equal to that premium is recorded as a liability. The investment or liability is adjusted daily to reflect the current market value of the option. If an option expires unexercised, the Fund realizes a gain or loss to the extent of the premium received or paid. If an option is exercised, the premium received or paid is an adjustment to the proceeds from the sale or the cost of the purchase in determining whether the Fund has realized a gain or loss. The difference between the premium and the amount received or paid on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. Gain or loss on purchased options is included in net realized gain (loss) on investment transactions. Gain or loss on written options is presented separately as net realized gain (loss) on written option transactions.

The Fund, as a writer of an option, may have no control over whether the underlying securities may be sold (called) or purchased (put). As a result, the Fund bears the market risk of an unfavorable change in the price of the security underlying the written option. The Fund, as purchaser of an option, bears the risk of the potential inability of the counterparties to meet the terms of their contracts. As of February 28, 1995, the Fund did not have any open written options.

DOLLAR ROLLS: The Fund enters into mortgage dollar rolls in which the Fund sells mortgage securities for delivery in the current month, realizing a gain or loss and simultaneously contracts to repurchase somewhat similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on the securities. The Fund is compensated by the interest earned on the cash proceeds of the initial sale and by the lower repurchase price at the future date. The difference between the sales proceeds and the lower repurchase price is recorded as interest income. The Fund maintains a segregated account, the dollar value of which is at least equal to its obligations, in respect of dollar rolls.

SECURITIES LENDING: The Fund may lend its U.S. Government securities to broker-dealers or government securities dealers. The loans are secured by collateral at least equal at all times to the market value of the securities loaned. The Fund may bear the risk of delay in recovery of, or even loss of rights in, the securities loaned should the borrower of the securities fail financially. The Fund receives compensation for lending its securities in the form of fees or it retains a portion of interest on the investment of any cash received as collateral. The Fund also continues to receive interest on the securities loaned and any gain or loss in the market price of the securities loaned that may occur during the term of the loan will be for the account of the Fund. There were no loans outstanding as of February 28, 1995.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: Securities transactions are recorded on the trade date. Realized gains or losses on sales of securities are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Net investment income (other than distribution fees) and unrealized and realized gains or losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class at the beginning of the day.

DIVIDENDS AND DISTRIBUTIONS: The Fund declares daily and pays monthly dividends from net investment income. The Fund will distribute at least annually any net capital gains in excess of loss carryforwards. Dividends and distributions are recorded on the ex-dividend date.

   Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

FEDERAL INCOME TAXES: It is the Fund's policy to continue to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable net income to its shareholders. Therefore, no federal income tax provision is required.


NOTE 2. AGREEMENTS            The Fund has a management
                              agreement with Prudential Mutual Fund Management,
Inc. ("PMF"). Pursuant to this agreement, PMF has responsibility for all investment advisory services and supervises the subadviser's performance of such services. PMF has entered into a subadvisory agreement with The Prudential Investment Corporation ("PIC"); PIC furnishes investment advisory services in connection with the management of the Fund. PMF pays for the cost of the subadviser's services, the compensation of officers of the Fund, occupancy and certain clerical and bookkeeping costs of the Fund. The Fund bears all other costs and expenses.

   The management fee paid PMF is computed daily and payable monthly, at an annual rate of .50 of 1% of the Fund's average daily net assets up to $3 billion and .35 of 1% of the average daily net assets of the Fund in excess of $3 billion.

   The Fund has distribution agreements with Prudential Mutual Fund Distributors, Inc. ("PMFD"), who acts as the distributor of the Class A shares of the Fund and Prudential Securities Incorporated ("PSI"), who acts as distributor of the Class B and Class C shares of the Fund (collectively the "Distributors"). The Fund compensates the Distributors for distributing and servicing the Fund's Class A, Class B and Class C shares, pursuant to plans of distribution (the "Class A, B and C Plans") regardless of expenses actually incurred by them. The distribution fees are accrued daily and payable monthly.

   On July 19, 1994, shareholders of the Fund approved amendments to the Class A and Class B distribution plans under which the distribution plans became compensation plans, effective August 1, 1994. Prior thereto, the distribution plans were reimbursement plans, under which PMFD and PSI were reimbursed for expenses actually incurred by them up to the amount permitted under the Class A and Class B Plans, respectively. The Fund is not obligated to pay any prior or future excess distribution costs (costs incurred by the Distributors in excess of distribution fees paid by the Fund or contingent deferred sales charges received by the Distributors). The Fund began offering Class C shares on August 1, 1994.

   Pursuant to the Class A Plan, the Fund compensates PMFD for its expenses with respect to Class A shares, at an annual rate of up to .30 of 1% of the average daily net assets of the Class A shares. Such expenses under the Class A Plan were .15 of 1% of the average daily net assets of the Class A shares for the year ended February 28, 1995.

   Pursuant to the Class B Plan, the Fund compensates PSI for its distribution-related expenses with respect to Class B shares at an annual rate of up to 1% of the average daily net assets up to $3 billion, .80 of 1% of the next $1 billion of such net assets and .50 of 1% over $4 billion of the average daily net assets of the Class B shares. Prior to August 1, 1994, such expenses under Class B Plan were charged at an effective rate of .90 of 1% of average daily net assets. Beginning August 1, 1994, the effective rate was reduced to
 .825 of 1% of the average daily net assets of Class B shares.

   Pursuant to the Class C Plan, the Fund compensates PSI for its distribution-related expenses with respect to Class C shares at an annual rate of up to .825 of 1% of the average daily net assets up to $3 billion, .80 of 1% of the next $1 billion of such net assets and .50 of 1% over $4 billion of the average daily net assets of the Class C shares. Such expenses under Class C Plan were charged at an effective rate of .75 of 1% of average daily net assets.

   PMFD has advised the Fund that it has received approximately $196,000 in front-end sales charges resulting from sales of Class A shares during the year ended February 28, 1995. From these fees, PMFD paid such sales charges to dealers which in turn paid commissions to salespersons.

   PSI has advised the Fund that for the year ended February 28, 1995 it received approximately $3,123,000 in contingent deferred sales charges imposed upon redemptions by certain Class B and Class C shareholders.

   PMFD is a wholly-owned subsidiary of PMF; PSI, PMF and PIC are indirect, wholly-owned subsidiaries of The Prudential Insurance Company of America.

NOTE 3. OTHER                 Prudential Mutual Fund Ser-
TRANSACTIONS                  vices, Inc. ("PMFS"), a
WITH AFFILIATES               wholly-owned subsidiary of
                              PMF, serves as the Fund's transfer agent. During
the year ended February 28, 1995, the Fund incurred fees of approximately $2,001,000 for the services of PMFS. As of February 28, 1995, approximately $158,000 of such fees were due to PMFS. Transfer agent fees and expenses in the Statement of Operations also include certain out of pocket expenses paid to non-affiliates.

NOTE 4. PORTFOLIO             Purchases and sales of invest-
SECURITIES                    ment securities, other than
                              short-term investments, for the year ended
February 28, 1995, were $3,607,229,712 and $4,217,994,778, respectively.

   The federal income tax cost basis of the Fund's investments, at February 28, 1995 was the same as for book purposes and, accordingly, net unrealized depreciation for federal income tax purposes was $796,317 (gross unrealized appreciation-$16,594,213; gross unrealized depreciation-
$17,390,530).

   The Fund had a capital loss carryforward as of February 28, 1995 of approximately $140,517,000 of which $34,965,000 expires in 1998, $41,965,000 expires in 1999 and $63,587,000 expires in 2003. Accordingly, no capital gains distribution is expected to be paid to shareholders until net gains have been realized in excess of such amounts.

   Transactions in written options during the year ended February 28, 1995 were as follows:

                                   NUMBER OF
                                   CONTRACTS      PREMIUMS
                                     (000)        RECEIVED
                                  -----------   ------------
Options written                         2,601   $  2,222,656
Options terminated in closing
  purchase transactions.........       (2,601)    (2,222,656)
                                  -----------   ------------
Options outstanding at February
  28, 1995......................            0   $          0
                                  -----------   ------------
                                  -----------   ------------

   The average monthly balance of dollar rolls outstanding during the year ended February 28, 1995 was approximately $77,787,000. The amount of dollar rolls outstanding at February 28, 1995 was $45,859,375, which was 2.62% of total assets.

NOTE 5. CAPITAL               The Fund offers Class A,
                              Class B and Class C shares. Class A shares are
sold with a front-end sales charge of up to 4.0%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class C shares are sold with a contingent deferred sales charge of 1% during the first year. Commencing in February 1995, Class B shares automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.

   There are 2 billion shares of common stock, $.01 par value per share, divided into three classes, designated Class A, B and Class C common stock, each of which consists of 666,666,666.67 authorized shares.

   Transactions in shares of common stock were as follows:


Class A                          SHARES          AMOUNT
-------                       ------------   ---------------

Year ended February 28,
  1995:
Shares sold.................     1,650,843   $    14,143,438
Shares issued in
  reinvestment of
  dividends.................       517,170         4,416,369
Shares reacquired...........    (3,871,087)      (33,161,047)
                              ------------   ---------------
Net decrease in shares out-
  standing before
  conversion................    (1,703,074)      (14,601,240)
Shares sold upon conversion
  from Class B..............    97,449,952       825,401,064
                              ------------   ---------------
Net increase in shares
  outstanding...............    95,746,878   $   810,799,824
                              ------------   ---------------
                              ------------   ---------------
Year ended February 28,
  1994:
Shares sold.................     2,311,175   $    21,702,798
Shares issued in
  reinvestment of dividends
  and distributions.........       284,558         2,664,856
Shares reacquired...........    (3,453,736)      (32,339,525)
                              ------------   ---------------
Net decrease in shares
  outstanding...............      (858,003)  $    (7,971,871)
                              ------------   ---------------
                              ------------   ---------------


Class B                          SHARES          AMOUNT
-------                       ------------   ---------------

Year ended February 28,
  1995:
Shares sold.................     7,582,662   $    65,420,737
Shares issued in
  reinvestment of
  dividends.................     5,979,498        59,672,362
Shares reacquired...........   (75,332,177)     (654,474,203)
                              ------------   ---------------
Net decrease in shares out-
  standing before
  conversion................   (61,770,017)     (529,381,104)
Shares reacquired upon con-
  version into Class A......   (97,449,952)     (825,401,064)
                              ------------   ---------------
Net decrease in shares
  outstanding...............  (159,219,969)  $(1,354,782,168)
                              ------------   ---------------
                              ------------   ---------------
Year ended February 28,
  1994:
Shares sold.................    23,072,579   $   216,976,917
Shares issued in
  reinvestment of dividends
  and distributions.........     8,684,229        81,323,395
Shares reacquired...........   (75,476,876)     (708,169,745)
                              ------------   ---------------
Net decrease in shares
  outstanding...............   (43,720,068)  $  (409,869,433)
                              ------------   ---------------
                              ------------   ---------------


Class C
-------

August 1, 1994* through
  February 28, 1995:
Shares sold.................        24,418   $       205,366
Shares issued in
  reinvestment of
  dividends.................           498             4,180
Shares reacquired...........        (1,195)           (9,882)
                              ------------   ---------------
Net increase in shares
  outstanding...............        23,721   $       199,664
                              ------------   ---------------
                              ------------   ---------------

---------------
* Commencement of offering of Class C shares.


 PRUDENTIAL GOVERNMENT INCOME FUND
 FINANCIAL HIGHLIGHTS


                                            CLASS A                                             CLASS B
                        ------------------------------------------------   -------------------------------------------------
                                  YEARS ENDED FEBRUARY 28/29,                         YEARS ENDED FEBRUARY 28/29,
                        ------------------------------------------------   -------------------------------------------------
                          1995      1994      1993      1992      1991        1995         1994         1993         1992
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------

PER SHARE OPERATING PERFORMANCE:
Net asset value,
  beginning of
  period.............   $   9.13   $  9.40   $  9.17   $  9.02   $  9.00   $     9.13   $     9.40   $     9.17   $     9.02
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
INCOME FROM INVESTMENT
  OPERATIONS
Net investment
  income.............       0.59      0.61      0.66      0.68      0.69         0.53         0.53         0.58         0.60
Net realized and
  unrealized gain
  (loss) on
  investment
  transactions.......      (0.54)    (0.25)     0.35      0.37      0.26        (0.53)       (0.25)        0.35         0.37
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
  Total from
    investment
    operations.......       0.05      0.36      1.01      1.05      0.95           --         0.28         0.93         0.97
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
LESS DISTRIBUTIONS
Dividends from net
  investment
  income.............      (0.59)    (0.61)    (0.66)    (0.68)    (0.69)       (0.53)       (0.53)       (0.58)       (0.60)
Distributions in
  excess of
  accumulated
  gains..............         --     (0.02)       --        --        --           --        (0.02)          --           --
Distributions from
  paid-in capital in
  excess of par......         --        --     (0.12)    (0.22)    (0.24)          --           --        (0.12)       (0.22)
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
  Total
    distributions....      (0.59)    (0.63)    (0.78)    (0.90)    (0.93)       (0.53)       (0.55)       (0.70)       (0.82)
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
Net asset value, end
  of period..........   $   8.59   $  9.13   $  9.40   $  9.17   $  9.02   $     8.60   $     9.13   $     9.40   $     9.17
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------
                        --------   -------   -------   -------   -------   ----------   ----------   ----------   ----------

TOTAL RETURN#:.......        .83%     3.90%    11.55%    12.18%    11.21%         .24%        3.03%       10.61%       11.27%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of
  period (000).......   $871,145   $51,673   $61,297   $33,181   $28,971   $  705,732   $2,202,555   $2,680,259   $2,724,428
Average net assets
  (000)..............   $ 95,560   $55,921   $46,812   $29,534   $23,428   $1,735,413   $2,487,990   $2,670,924   $2,903,704
Ratios to average net
  assets:##
  Expenses, including
    distribution
    fees.............       0.98%     0.84%     0.84%     0.86%     0.85%        1.66%        1.68%        1.69%        1.71%
  Expenses, excluding
    distribution
    fees.............       0.83%     0.69%     0.69%     0.71%     0.70%        0.80%        0.69%        0.69%        0.71%
  Net investment
    income...........       7.45%     6.48%     7.17%     7.51%     7.76%        6.17%        5.64%        6.32%        6.66%
Portfolio turnover
  rate...............        206%       80%       36%      187%      213%         206%          80%          36%         187%


                                      CLASS C
                                    ------------
                                     AUGUST 1,
                                       1994+
                                      THROUGH
                                    FEBRUARY 28,
                          1991          1995
                       ----------   ------------

PER SHARE OPERATING PERFORMANCE:
Net asset value,
  beginning of
  period.............  $     9.00      $ 8.69
                       ----------      ------
INCOME FROM INVESTMENT
  OPERATIONS
Net investment
  income.............        0.62        0.31
Net realized and
  unrealized gain
  (loss) on
  investment
  transactions.......        0.26       (0.09)
                       ----------      ------
  Total from
    investment
    operations.......        0.88        0.22
                                       ------
                       ----------
LESS DISTRIBUTIONS
Dividends from net
  investment
  income.............       (0.62)      (0.31)
Distributions in
  excess of
  accumulated
  gains..............          --          --
Distributions from
  paid-in capital in
  excess of par......       (0.24)         --
                       ----------      ------
  Total
    distributions....       (0.86)      (0.31)
                       ----------      ------
Net asset value, end
  of period..........  $     9.02      $ 8.60
                       ----------      ------
                       ----------      ------
TOTAL RETURN#:.......       10.35%       2.75%
RATIOS/SUPPLEMENTAL DATA
Net assets, end of
  period (000).......  $3,127,587      $  204
Average net assets
  (000)..............  $3,432,948      $  111
Ratios to average net
  assets:##
  Expenses, including
    distribution
    fees.............        1.67%       1.63%*
  Expenses, excluding
    distribution
    fees.............        0.70%       0.88%*
  Net investment
    income...........        6.94%       6.69%*
Portfolio turnover
  rate...............         213%        206%

---------------
   + Commencement of offering of Class C shares.
   * Annualized.
   # Total return does not consider the effects of sales loads. Total return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported and includes reinvestment of dividends and distributions. Total returns for periods of less than a full year are not annualized.
  ## Because of the events referred to in + and the timing of such, the ratios for the Class C shares are not necessarily comparable to that of Class A or B shares and are not necessarily indicative of future ratios.



See Notes to Financial Statements.

                          INDEPENDENT AUDITORS' REPORT



The Shareholders and Board of Directors
Prudential Government Income Fund Inc.

   We have audited the accompanying statement of assets and liabilities of Prudential Government Income Fund Inc. (formerly Prudential Government Plus Fund Inc.), including the portfolio of investments, as of February 28, 1995, the related statements of operations for the year then ended and of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned as of February 28, 1995 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Prudential Government Income Fund, Inc. as of February 28, 1995, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
New York, New York
April 13, 1995



                            IMPORTANCE NOTICE FOR
                             CERTAIN SHAREHOLDERS


   We are required by Massachusetts and Oregon to inform you that dividends which have been derived from interest on federal obligations are not taxable to shareholders providing the mutual fund meets certain requirements mandated by the respective state's taxing authorities. We are pleased to report that 48.4% of the dividends paid by Prudential Government Income Fund qualify for such deduction.

   For more detailed information regarding your state and local taxes, you should contact your tax adviser or the state/local taxing authorities.

                            Prudential Mutual Funds
                        Supplement dated August 1, 1995

         The following information supplements the Statement of Additional
                 Information of each of the Funds listed below.

MANAGER

    Prudential Mutual Fund Management, Inc. (PMF or the Manager), the Manager of the Fund, is a subsidiary of Prudential Securities Incorporated and The Prudential Insurance Company of America (Prudential). PMF has three wholly-owned subsidiaries: Prudential Mutual Fund Distributors, Inc., Prudential Mutual Fund Services, Inc. (PMFS or the Transfer Agent) and Prudential Mutual Fund Investment Management, Inc. PMFS serves as the transfer agent for the Prudential Mutual Funds and, in addition, provides customer service, record keeping and management and administration services to qualified plans.

    Prudential is one of the largest diversified financial services institutions in the world and, based on total assets, the largest insurance company in North America as of December 31, 1994. Its primary business is to offer a full range of products and services in three areas: insurance, investments and home ownership for individuals and families; health-care management and other benefit programs for employees of companies and members of groups; and asset management for institutional clients and their associates. Prudential (together with its subsidiaries) employs nearly 100,000 persons worldwide, and maintains a sales force of approximately 19,000 agents, 3,400 insurance brokers and 6,000 financial advisors. It insures or provides other financial services to more than 50 million people worldwide. Prudential is a major issuer of annuities, including variable annuities. Prudential seeks to develop innovative products and services to meet consumer needs in each of its business areas.

    Investment advisory services are provided to the Fund by a unit of The Prudential Investment Corporation (PIC or the Subadviser), a subsidiary of Prudential.

    The Subadviser maintains a credit unit which provides credit analysis and research on both tax-exempt and taxable fixed-income securities. The portfolio manager routinely consults with the credit unit in managing the Fund's portfolio. The credit unit reviews on an ongoing basis issuers of tax-exempt and taxable fixed-income obligations, including prospective purchases and portfolio holdings of the Fund. Credit analysts have broad access to research and financial reports, data retrieval services and industry analysts.

    With respect to taxable fixed-income obligations, credit analysts review financial statements published by corporate (and governmental) issuers to examine income statements, balance sheets and cash flow numbers. They evaluate this data against their expectations of sales, earnings growth and trends in credit ratios. They study the impact of economic, regulatory and political developments on companies and industries and look at the relative value of companies. They are in regular communication both in person and by telephone with company management, Wall Street analysts and rating agencies.

    With respect to tax-exempt issuers, credit analysts review financial and operating statements supplied by state and local governments and other issuers of municipal securities to evaluate revenue projections and the financial soundness of municipal issuers. They study the impact of economic and political developments on state and local governments, evaluate industry sectors and meet periodically with public officials and other representatives of state and local governments and other tax-exempt issuers to discuss such matters as budget projections, debt policy, the strength of the regional economy and, in the case of revenue bonds, the demand for facilities. They also make site inspections to review specific projects and to evaluate the progress of construction or the operation of a facility.

    Peter Allegrini oversees the municipal bond team at the Subadviser. He also serves as the portfolio manager of the High Yield Series of Prudential Municipal Bond Fund and the Pennsylvania Series of Prudential Municipal Series Fund. He has been in the investment business since 1978.

    From time to time, there may be media coverage of portfolio managers and other investment professionals associated with the Manager and the Subadviser in national and regional publications, or television and in other media. Additionally, individual mutual fund portfolios are frequently cited in surveys conducted by national and regional publications and media organizations such as The Wall Street Journal, The New York Times, Barron's and USA Today.

SHAREHOLDER INVESTMENT ACCOUNT

MUTUAL FUND PROGRAMS

    From time to time, the Fund (or a portfolio of the Fund, if applicable) may be included in a mutual fund program with other Prudential Mutual Funds. Under such a program, a group of portfolios will be selected and thereafter promoted collectively. Typically, these programs are created with an investment theme, e.g., to seek greater diversification, protection from interest rate movements or access to different management styles. In the event such a program is instituted, there may be a minimum investment requirement for the program as a whole. The Fund may waive or reduce the minimum initial investment requirements in connection with such a program.

    The mutual funds in the program may be purchased individually or as a part of the program. Since the allocation of portfolios included in the program may not be appropriate for all investors, investors should consult their Prudential Securities Financial Advisor or Prudential/Pruco Securities Representative concerning the appropriate blend of portfolios for them. If investors elect to purchase the individual mutual funds that constitute the program in an investment ratio different from that offered by the program, the standard minimum investment requirements for the individual mutual funds will apply.

                            Prudential Mutual Funds
                      Supplement dated September 29, 1995

The following information supplements the Statement of Additional Information of each of the Funds listed below.

MANAGER

    Prudential Mutual Fund Management, Inc. (PMF or the Manager) serves as the manager of all of the investment companies that comprise the Prudential Mutual Funds. As of August 31, 1995, assets of the Prudential Mutual Funds were approximately $50 billion. The Prudential Investment Corporation (PIC) serves as the investment adviser for each of the Funds listed below. The unit of PIC which provides investment advisory services to the Funds is known as Prudential Mutual Fund Investment Management.

    Based on data for the year ended December 31, 1994 for the Prudential Mutual Funds, on an average day, there are approximately $80 million in common stock transactions, over $100 million in bond transactions and over $4.1 billion in money market transactions. In 1994, the Prudential Mutual Funds effected more than 57,000 trades in money market securities and held on average $21 billion of money market securities. Based on complex-wide data for the year ended December 31, 1994, on an average day, 7,168 shareholders telephoned Prudential Mutual Fund Services, Inc., the Transfer Agent of the Prudential Mutual Funds, on the Prudential Mutual Funds' toll-free number. On an annual basis, that represents approximately 1.8 million telephone calls and approximately 1.1 million fund transactions.

    PMF is a subsidiary of The Prudential Insurance Company of America (Prudential), one of the largest diversified financial services institutions in the world. For the year ended December 31, 1994, Prudential through its subsidiaries provided financial services to more than 50 million people worldwide --more than one of every five people in the United States. As of December 31, 1994, Prudential through its subsidiaries provided automobile insurance for more than 1.8 million cars and insured more than 1.5 million homes. For the year ended December 31, 1994, The Prudential Bank, a subsidiary of Prudential, served 940,000 customers in 50 states providing credit card services and loans totaling more than $1.2 billion. Assets held by Prudential Securities Incorporated (PSI) for its clients totaled approximately $150 billion at December 31, 1994. During 1994, over 28,000 new customer accounts were opened each month at PSI. The Prudential Real Estate Affiliates, the fourth largest real estate brokerage network in the United States, has more than 34,000 brokers and agents and more than 1,100 offices in the United States.

                                                                          (over)

    Listed below are the names of the Prudential Mutual Funds and the dates of the Statements of Additional Information to which this supplement relates.

          Name of Fund                                                                    Statement Date
Prudential Allocation Fund                                                                September 29, 1995
  Strategy Portfolio
  Balanced Portfolio
Prudential California Municipal Fund
  California Income Series                                                                December 30, 1994
  California Series                                                                       December 30, 1994
Prudential Diversified Bond Fund, Inc.                                                    January 3, 1995
Prudential Equity Fund, Inc.                                                              February 28, 1995
Prudential Equity Income Fund                                                             December 30, 1994
Prudential Europe Growth Fund, Inc.                                                       June 30, 1995
Prudential Global Fund, Inc.                                                              January 3, 1995
Prudential Global Genesis Fund, Inc.                                                      July 31, 1995
Prudential Global Natural Resources Fund, Inc.                                            July 31, 1995
Prudential Government Income Fund, Inc.                                                   May 1, 1995
Prudential Government Securities Trust
  Short-Intermediate Term Series                                                          August 1, 1995
Prudential Growth Opportunity Fund, Inc.                                                  February 1, 1995
Prudential High Yield Fund, Inc.                                                          February 28, 1995
Prudential Intermediate Global Income Fund, Inc.                                          March 2, 1995
Prudential Mortgage Income Fund, Inc.                                                     August 25, 1995
Prudential Multi-Sector Fund, Inc.                                                        June 30, 1995
Prudential Municipal Bond Fund                                                            June 30, 1995
  Insured Series
  High Yield Series
  Intermediate Series
Prudential Municipal Series Fund
  Arizona Series                                                                          December 30, 1994
  Florida Series                                                                          December 30, 1994
  Georgia Series                                                                          December 30, 1994
  Hawaii Income Series                                                                    March 30, 1995
  Maryland Series                                                                         December 30, 1994
  Massachusetts Series                                                                    December 30, 1994
  Michigan Series                                                                         December 30, 1994
  Minnesota Series                                                                        December 30, 1994
  New Jersey Series                                                                       December 30, 1994
  New York Series                                                                         December 30, 1994
  North Carolina Series                                                                   December 30, 1994
  Ohio Series                                                                             December 30, 1994
  Pennsylvania Series                                                                     December 30, 1994
Prudential National Municipals Fund, Inc.                                                 February 28, 1995
Prudential Pacific Growth Fund, Inc.                                                      January 3, 1995
Prudential Short Term Global Income Fund, Inc.
  Global Assets Portfolio                                                                 January 3, 1995
  Short-Term Global Income Portfolio                                                      January 3, 1995
Prudential Structured Maturity Fund, Inc.                                                 March 1, 1995
  Income Portfolio
Prudential U. S. Government Fund                                                          January 3, 1995
Prudential Utility Fund, Inc.                                                             March 1, 1995

APPENDIX--GENERAL INVESTMENT INFORMATION

    The following terms are used in mutual fund investing.

ASSET ALLOCATION

    Asset allocation is a technique for reducing risk, providing balance. Asset allocation among different types of securities within an overall investment portfolio helps to reduce risk and to potentially provide stable returns, while enabling investors to work toward their financial goal(s). Asset allocation is also a strategy to gain exposure to better performing asset classes while maintaining investment in other asset classes.

DIVERSIFICATION

    Diversification is a time-honored technique for reducing risk, providing ``balance'' to an overall portfolio and potentially achieving more stable returns. Owning a portfolio of securities mitigates the individual risks (and returns) of any one security. Additionally, diversification among types of securities reduces the risks and (general returns) of any one type of security.

DURATION

    Debt securities have varying levels of sensitivity to interest rates. As interest rates fluctuate, the value of a bond (or a bond portfolio) will increase or decrease. Longer term bonds are generally more sensitive to changes in interest rates. When interest rates fall, bond prices generally rise. Conversely, when interest rates rise, bond prices generally fall.

    Duration is an approximation of the price sensitivity of a bond (or a bond portfolio) to interest rate changes. It measures the weighted average maturity of a bond's (or a bond portfolio's) cash flows, i.e., principal and interest rate payments. Duration is expressed as a measure of time in years--the longer the duration of a bond (or a bond portfolio), the greater the impact of interest rate changes on the bond's (or the bond portfolio's) price. Duration differs from effective maturity in that duration takes into account call provisions, coupon rates and other factors. Duration measures interest rate risk only and not other risks, such as credit risk and, in the case of non-U.S. dollar denominated securities, currency risk. Effective maturity measures the final maturity dates of a bond (or a bond portfolio).

MARKET TIMING

    Market timing--buying securities when prices are low and selling them when prices are relatively higher--may not work for many investors because it is impossible to predict with certainty how the price of a security will fluctuate. However, owning a security for a long period of time may help investors offset short-term price volatility and realize positive returns.

POWER OF COMPOUNDING

    Over time, the compounding of returns can significantly impact investment returns. Compounding is the effect of continuous investment on long-term investment results, by which the proceeds of capital appreciation (and income distributions, if elected) are reinvested to contribute to the overall growth of assets. The long-term investment results of compounding may be greater than that of an equivalent initial investment in which the proceeds of capital appreciation and income distributions are taken in cash.

APPENDIX--PORTFOLIO MANAGERS

    The following information supplements only the Statement of Additional Information of the captioned Fund.

PRUDENTIAL HIGH YIELD FUND, INC.

    According to data provided by Lipper Analytical Services, Inc., Prudential High Yield Fund, Inc. is among the oldest and largest U.S. mutual funds in the high current yield category of taxable fixed-income funds. Lars Berkman has served as the Fund's portfolio manager since 1991. In managing the Fund, he seeks to identify well priced, high yield securities consistent with the Fund's investment objective. Mr. Berkman is assisted by a team of credit analysts who analyze corporate cash flows, sales, earnings and management trends.

PRUDENTIAL DIVERSIFIED BOND FUND, INC.
PRUDENTIAL GOVERNMENT INCOME FUND, INC.

    Barbara Kenworthy serves as the portfolio manager of Prudential Diversified Bond Fund, Inc. and Prudential Government Income Fund, Inc. and has 20 years of investment management experience in both U.S. and foreign securities and investment grade and high yield quality bonds. Ms. Kenworthy actively manages each Fund's portfolio according to the investment adviser's interest rate outlook. Consistent with each Fund's investment objective and policies, she will, at times, invest in different sectors of the fixed-income markets seeking price discrepancies and more favorable interest rates. The investment adviser conducts extensive analysis of U.S. and overseas markets in an attempt to identify trends in interest rates, supply and demand and economic growth. The portfolio manager then selects the sectors, maturities and individual bonds she believes provide the best value under those conditions. The portfolio manager is assisted by two credit analysis teams, one that specializes in investment grade bonds and one that specializes in high yield bonds.

PRUDENTIAL MUNICIPAL SERIES FUND
     (ARIZONA SERIES) (OHIO SERIES) AND (HAWAII INCOME SERIES)
PRUDENTIAL CALIFORNIA MUNICIPAL FUND
     (CALIFORNIA SERIES) AND (CALIFORNIA INCOME SERIES)

    Christian Smith serves as the portfolio manager of the Arizona Series, Ohio Series and Hawaii Income Series of Prudential Municipal Series Fund and the California Series and California Income Series of Prudential California Municipal Fund. Consistent with each Series' investment objective and policies, Mr. Smith seeks to invest in bonds with attractive yields and good relative value in the municipal market. He makes use of Prudential's quantitative and market analysis tools to structure the portfolios and seeks to achieve an allocation among different sectors, coupons and maturities to achieve each Series' investment goals. The portfolio manager also seeks bonds with a high level of call protection.

APPENDIX--HISTORICAL PERFORMANCE DATA

    The historical performance data contained in this Appendix relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. The information has not been independently verified by the Manager.


This chart shows the long-term performance of various asset classes and the rate of inflation.

                EACH INVESTMENT PROVIDES A DIFFERENT OPPORTUNITY
                       (Value of $1 invested on 12/31/25)

                                  [Line Graph]


Source: Stocks, Bonds, Bills, and Inflation 1995 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. This chart is for illustrative purposes only and is not indicative of the past, present, or future performance of any asset class or any Prudential Mutual Fund.

Generally, stock returns are attributable to capital appreciation and the reinvestment of distributions. Bond returns are attributable mainly to the reinvestment of distributions. Also, stock prices are usually more volatile than bond prices over the long-term.

Small stock returns for 1926-1989 are those of stocks comprising the 5th quintile of the New York Stock Exchange. Thereafter, returns are those of the Dimensional Fund Advisors (DFA) Small Company Fund. Common stock returns are based on the S&P Composite Index, a market-weighted, unmanaged index of 500 stocks (currently) in a variety of industries. It is often used as a broad measure of stock market performance.

Long-term government bond returns are represented by a portfolio that contains only one bond with a maturity of roughly 20 years. At the beginning of each year a new bond with a then-current coupon replaces the old bond. Treasury bill returns are for a one-month bill. Treasuries are guaranteed by the government as to the timely payment of principal and interest; equities are not. Inflation is measured by the consumer price index (CPI).

IMPACT OF INFLATION. The "real" rate of investment return is that which exceeds the rate of inflation, the percentage change in the value of consumer goods and the general cost of living. A common goal of long-term investors is to outpace the erosive impact of inflation on investment returns.

     Set forth below is historical performance data relating to various sectors of the fixed-income securities markets. The chart shows the historical total returns of U.S. Treasury bonds, U.S. mortgage securities, U.S. corporate bonds, U.S. high yield bonds and world government bonds on an annual basis from 1987 to May 1995. The total returns of the indices include accrued interest, plus the price changes (gains or losses) of the underlying securities during the period mentioned. The data is provided to illustrate the varying historical total returns and investors should not consider this performance data as an indication of the future performance of the Fund or of any sector in which the Fund invests.

     All information relies on data obtained from statistical services, reports and other services believed by the Manager to be reliable. Such information has not been verified. The figures do not reflect the operating expenses and fees of a mutual fund. See "Fund Expenses" in the prospectus. The net effect of the deduction of the operating expenses of a mutual fund on these historical total returns, including the compounded effect over time, could be substantial.

            HISTORICAL TOTAL RETURNS OF DIFFERENT BOND MARKET SECTORS

                                                                                                                            YTD
                                            '87       '88       '89       '90       '91       '92       '93       '94      5/95
--------------------------------------------------------------------------------------------------------------------------------

U.S. GOVERNMENT TREASURY BONDS(1)           2.0%      7.0%     14.4%      8.5%     15.3%      7.2%     10.7%     (3.4)%    10.3%
--------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT MORTGAGE SECURITIES(2)      4.3%      8.7%     15.4%     10.7%     15.7%      7.0%      6.8%     (1.6)%    10.1%
--------------------------------------------------------------------------------------------------------------------------------
U.S. INVESTMENT GRADE
CORPORATE BONDS(3)                          2.6%      9.2%     14.1%      7.1%     18.5%      8.7%     12.2%     (3.9)%    12.8%
--------------------------------------------------------------------------------------------------------------------------------
U.S. HIGH YIELD CORPORATE BONDS(4)          5.0%     12.5%      0.8%     (9.6)%    46.2%     15.8%     17.1%     (1.0)%    11.7%
--------------------------------------------------------------------------------------------------------------------------------
WORLD GOVERNMENT BONDS(5)                  35.2%      2.3%     (3.4)%    15.3%     16.2%      4.8%     15.1%      6.0%     19.4%
--------------------------------------------------------------------------------------------------------------------------------
DIFFERENCE BETWEEN HIGHEST
AND LOWEST RETURN PERCENT                  33.2      10.2      18.8      24.9      30.9      11.0      10.3       9.9       9.3
--------------------------------------------------------------------------------------------------------------------------------


(1) LEHMAN BROTHERS TREASURY BOND INDEX is an unmanaged index made up of over 150 public issues of the U.S. Treasury having maturities of at least one year.
(2) LEHMAN BROTHERS MORTGAGE-BACKED SECURITIES INDEX is an unmanaged index that includes over 600 15- and 30-year fixed-rate mortgage-backed securities of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC).
(3) LEHMAN BROTHERS CORPORATE BOND INDEX includes over 3,000 public fixed-rate, nonconvertible investment-grade bonds. All bonds are U.S. dollar-denominated issues and include debt issued or guaranteed by foreign sovereign governments, municipalities, governmental agencies or international agencies. All bonds in the index have maturities of at least one year.
(4) LEHMAN BROTHERS HIGH YIELD BOND INDEX is an unmanaged index comprising over 750 public, fixed-rate, nonconvertible bonds that are rated Ba1 or lower by Moody's Investors Service (or rated BB+ or lower by Standard & Poor's or Fitch Investors Service). All bonds in the index have maturities of at least one year.
(5) SALOMON BROTHERS WORLD GOVERNMENT INDEX (NON U.S.) includes over 800 bonds issued by various foreign governments or agencies, excluding those in the U.S., but including those in Japan, Germany, France, the U.K., Canada, Italy, Australia, Belgium, Denmark, the Netherlands, Spain, Sweden, and Austria. All bonds in the index have maturities of at least one year.

This chart below shows the historical volatility of general interest rates as measured by the long U.S. Treasury Bond.

LONG U.S. TREASURY BOND YIELD IN PERCENT (1926-1994)

[Line Chart]

---------------
Source: Stocks, Bonds, Bills, and Inflation 1995 Yearbook, Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved. The chart illustrates the historical yield of the long-term U.S. Treasury Bond from 1926-1994. Yields represent that of an annually renewed one-bond portfolio with a remaining maturity of approximately 20 years. This chart is for illustrative purposes and should not be construed to represent the yields of any Prudential Mutual Fund.

    Listed below are the names of the Prudential Mutual Funds and the dates of the Statements of Additional Information to which this supplement relates.

            Name of Fund                                                 Statement Date
            Prudential California Municipal Fund
               California Income Series                                  December 30, 1994
               California Series                                         December 30, 1994
            Prudential Diversified Bond Fund, Inc.                       January 3, 1995
                                                                         (as supplemented on June 20, 1995)
            Prudential GNMA Fund, Inc.                                   March 2, 1995
            Prudential Government Income Fund, Inc.                      May 1, 1995
            Prudential High Yield Fund, Inc.                             February 28, 1995
            Prudential Intermediate Global Income Fund, Inc.             March 2, 1995
            Prudential Municipal Bond Fund                               June 30, 1995
               Insured Series
               High Yield Series
               Intermediate Series
            Prudential Municipal Series Fund
               Arizona Series                                            December 30, 1994
               Florida Series                                            December 30, 1994
               Georgia Series                                            December 30, 1994
               Hawaii Income Series                                      December 30, 1994
               Maryland Series                                           December 30, 1994
               Massachusetts Series                                      December 30, 1994
               Michigan Series                                           December 30, 1994
               Minnesota Series                                          December 30, 1994
               New Jersey Series                                         December 30, 1994
               New York Series                                           December 30, 1994
               North Carolina Series                                     December 30, 1994
               Ohio Series                                               December 30, 1994
               Pennsylvania Series                                       December 30, 1994
            Prudential National Municipals Fund, Inc.                    February 28, 1995
            Prudential Short Term Global Income Fund, Inc.
               Global Assets Portfolio                                   January 3, 1995
               Short-Term Global Income Portfolio                        January 3, 1995
            Prudential Structured Maturity Fund, Inc.                    March 1, 1995
               Income Portfolio
            Prudential U. S. Government Fund                             January 3, 1995

                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

  As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the 1940 Act) and pursuant to Article VI of the Fund's By-Laws (Exhibit 2 to the Registration Statement), officers, directors, employees and agents of the Registrant will not be liable to the Registrant, any stockholder, officer, director, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.
Section 2-418 of Maryland General Corporation Law permits indemnification of directors who acted in good faith and reasonably believed that the conduct was in the best interests of the Registrant. As permitted by Section 17(i) of the 1940 Act, pursuant to Section 10 of each Distribution Agreement (Exhibit 6 to the Registration Statement), each Distributor of the Registrant may be indemnified against liabilities which it may incur, except liabilities arising from bad faith, gross negligence, willful misfeasance or reckless disregard of duties.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

    The Registrant has purchased an insurance policy insuring its officers and directors against liabilities, and certain costs of defending claims against such officers and directors, to the extent such officers and directors are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers and directors under certain circumstances.


    Section 9 of the Management Agreement (Exhibit 6(a) to the Registration Statement) and Section 4 of the Subadvisory Agreement (Exhibit 6(b) to the Registration Statement) limit the liability of Prudential Mutual Fund Management, Inc. (PMF) and The Prudential Investment Corporation (PIC), respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.


    The Registrant hereby undertakes that it will apply the indemnification provisions of its By-Laws and each Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretation of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

ITEM 16. EXHIBITS.

1. (a) Articles of Incorporation of Registrant, incorporated by reference to Exhibit No. 1(a) to Registration Statement on Form N-1 (File No. 2-82976).

    (b) Articles of Amendment filed January 3, 1985 with the State Department of Assessments and Taxation of Maryland, incorporated by reference to Exhibit No. 1(b) to Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File No. 2-82976).

    (c) Amendment to Articles of Incorporation of Registrant filed March 7, 1986 with the State Department of Assessments and Taxation of Maryland, incorporated by reference to Exhibit No. 1(c) to Post-Effective Amendment No. 4 to Registration Statement on Form N-1A (File No. 2-82976).

    (d) Amendments  to Articles  of  Incorporation of  the Registrant  filed  on
    January 17, 1990, incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 10 to Registration Statement on Form N-1A (File No. 2-82976).

    (e) Amended Articles of Incorporation of the Registrant filed on September 8, 1994, incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.

    (f)  Form of Restated Articles of Incorporation incorporated by reference to
    Exhibit 1(f) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.


2.  Amended and Restated By-laws of the Registrant, incorporated by reference to
    Exhibit 2 to Post-Effective Amendment No. 15 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.


3.  Not applicable.


4. Plan of Reorganization, filed herewith as Appendix A to the Prospectus and Proxy Statement.*



5. Instruments defining rights of holders of securities being offered, incorporated by reference to Exhibit 4 to Post-Effective Amendment No. 15 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.



6. (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc, incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 6 to Registration Statement on Form N-1A (File No. 2-82976).


    (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment Corporation, incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 6 to Registration Statement on Form N-1A (File No. 2-82976).


7. (a) Distribution Agreement with respect to Class A shares between Registrant and Prudential Mutual Fund Distributors, Inc. dated April 13, 1995 incorporated by reference to Exhibit 6(a) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.


    (b) Distribution Agreement with respect to Class B shares between Registrant and Prudential Securities Incorporated dated April 13, 1995 incorporated by reference to Exhibit 6(b) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.

    (c) Distribution Agreement with respect to Class C shares between Registrant and Prudential Securities Incorporated dated April 13, 1995 incorporated by reference to Exhibit 6(c) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.

    (d) Dealer Agreement between Prudential-Bache Securities Inc. and dealer or dealers to be determined, incorporated by reference to Exhibit No. 6(b) to Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File No. 2-82976).


8.  Not applicable.



9. (a) Revised Custodian Agreement between the Registrant and State Street Bank and Trust Company, incorporated by reference to Exhibit No. 8(d) to Post-Effective Amendment No. 11 to Registration Statement on Form N-1A (File No. 2-82976).


    (b) Special Custody Agreement among the Registrant, State Street Bank and Trust Company, and Goldman, Sachs & Co., incorporated by reference to Exhibit No. 8(b) to Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File No. 2-82976).


    (c) Customer Agreement between the Registrant and Goldman, Sachs & Co., incorporated by reference to Exhibit No. 8(c) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File No. 2-82976).



    (d) Form of Amendment to the Custodian Agreement between Registrant and State Street Bank incorporated by reference to Exhibit 9(d) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



10. (a) Distribution and Service Plan for Class A shares dated August 1, 1994 incorporated by reference to Exhibit 15(a) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.



    (b) Distribution and Service Plan for Class B shares dated August 1, 1994 incorporated by reference to Exhibit 15(b) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.



    (c) Distribution and Service Plan for Class C shares dated August 1, 1994 incorporated by reference to Exhibit 15(c) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.



11. Opinion and Consent of Counsel incorporated by reference to Exhibit 11 to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.

12. Tax Opinion of Counsel incorporated by reference to Exhibit 12 to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



13. (a) Transfer Agency Agreement between the Registrant and Prudential Mutual Fund Services, Inc., incorporated by reference to Exhibit No. 9 to Post-Effective Amendment No. 6 to Registration Statement on Form N-1A (File No. 2-82976).



    (b) Purchase Agreement, incorporated by reference to Exhibit No. 13 to Post-Effective Amendment No. 2 to Registration Statement on Form N-1A (File No. 2-82976).



14. Consent of Independent Accountants.*



15. Not applicable.



16. Not applicable.



17. (a) Proxy incorporated by reference to Exhibit 17(a) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (b) Proxy insert card incorporated by reference to Exhibit 17(b) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.


    (c) Letter to shareholders.*


    (d) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act incorporated by reference to Exhibit 17(d) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (e) Prospectus of Registrant dated May 1, 1995, as supplemented incorporated by reference to Exhibit 17(e) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (f)  Prospectus  of  U.S.  Government   Fund  dated  January  3,  1995,   as
    supplemented incorporated by reference to Exhibit 17(f) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (g) Annual Report to Shareholders of the Registrant for the fiscal year ended February 28, 1995 incorporated by reference to Exhibit 17(g) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (h) Annual Report to Shareholders of Prudential U.S. Government Fund for the fiscal year ended October 31, 1994 incorporated by reference to Exhibit 17(h) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.



    (i) Semi-Annual Report to Shareholders of the Registrant for the six months ended August 31, 1995, filed herewith as Appendix B to the Prospectus and Proxy Statement.*



    (j) Semi-Annual Report to Shareholders of Prudential U.S. Government Fund for the six months ended April 30, 1995, filed herewith as Appendix C to the Prospectus and Proxy Statement.*



    (k) Supplement dated October 2, 1995 to Prospectuses of both the Registrant and Prudential U.S. Government Fund.*

------------------------

 *Filed herewith.


ITEM 17. UNDERTAKINGS.

  (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 16th day of November, 1995.


                              PRUDENTIAL GOVERNMENT INCOME FUND, INC.

                              By: /s/ Richard A. Redeker
                          ------------------------------------------------------
                              RICHARD A. REDEKER, PRESIDENT

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                         TITLE                                              DATE
------------------------------    ----------------------------------------    ------------------
/s/ Edward D. Beach               Director                                    November 16, 1995
------------------------------
   EDWARD D. BEACH

/s/ Delayne D. Gold               Director                                    November 16, 1995
------------------------------
   DELAYNE D. GOLD

/s/ Harry A. Jacobs, Jr.          Director                                    November 16, 1995
------------------------------
   HARRY A. JACOBS, JR.

/s/ Thomas T. Mooney              Director                                    November 16, 1995
------------------------------
   THOMAS T. MOONEY

/s/ Thomas H. O'Brien             Director                                    November 16, 1995
------------------------------
   THOMAS H. O'BRIEN

/s/ Thomas A. Owens, Jr.          Director                                    November 16, 1995
------------------------------
   THOMAS A. OWENS, JR.

/s/ Richard A. Redeker            President and Director                      November 16, 1995
------------------------------
   RICHARD A. REDEKER

/s/ Stanley E. Shirk              Director                                    November 16, 1995
------------------------------
   STANLEY E. SHIRK

/s/ Eugene S. Stark               Treasurer and Principal Financial and       November 16, 1995
------------------------------      Accounting Officer
   EUGENE S. STARK

                               INDEX TO EXHIBITS



 EXHIBITS                                                                                                               PAGE
-----------                                                                                                           ---------
        1.   (a) Articles of Incorporation of Registrant, incorporated by reference to Exhibit No. 1(a) to
             Registration Statement on Form N-1 (File No. 2-82976).
             (b) Articles of Amendment filed January 3, 1985 with the State Department of Assessments and Taxation of Maryland, incorporated by reference to Exhibit No. 1(b) to Post-Effective Amendment No. 2 to
             Registration Statement on Form N-1A (File No. 2-82976).
             (c) Amendment to Articles of Incorporation of Registrant filed March 7, 1986 with the State Department of Assessments and Taxation of Maryland, incorporated by reference to Exhibit No. 1(c) to
             Post-Effective Amendment No. 4 to Registration Statement on Form N-1A (File No. 2-82976).
             (d) Amendments to Articles of Incorporation of the Registrant filed on January 17, 1990, incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 10 to Registration Statement on Form N-1A
             (File No. 2-82976).
             (e) Amended Articles of Incorporation of the Registrant filed on September 8, 1994, incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A
             (File No. 2-82976) filed via EDGAR.
             (f) Form of Restated Articles of Incorporation incorporated by reference to Exhibit 1(f) to
             Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via
             EDGAR.
        2.   Amended and Restated By-laws of the Registrant, incorporated by reference to Exhibit 2 to
             Post-Effective Amendment No. 15 to Registration Statement on Form N-1A (File No. 2-82976) filed via
             EDGAR.
        3.   Not applicable.
        4.   Plan of Reorganization, filed herewith as Appendix A to the Prospectus and Proxy Statement.*
        5.   Instruments defining rights of holders of securities being offered, incorporated by reference to
             Exhibit 4 to Post-Effective Amendment No. 15 to Registration Statement on Form N-1A (File No. 2-82976)
             filed via EDGAR.
        6.   (a) Management Agreement between the Registrant and Prudential Mutual Fund Management, Inc,
             incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 6 to Registration
             Statement on Form N-1A (File No. 2-82976).
             (b) Subadvisory Agreement between Prudential Mutual Fund Management, Inc. and The Prudential Investment
             Corporation, incorporated by reference to Exhibit No. 5(b) to Post-Effective Amendment No. 6 to
             Registration Statement on Form N-1A (File No. 2-82976).
        7.   (a) Distribution Agreement with respect to Class A shares between Registrant and Prudential Mutual Fund
             Distributors, Inc. dated April 13, 1995 incorporated by reference to Exhibit 6(a) to Post-Effective
             Amendment No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.
             (b) Distribution Agreement with respect to Class B shares between Registrant and Prudential Securities
             Incorporated dated April 13, 1995 incorporated by reference to Exhibit 6(b) to Post-Effective Amendment
             No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.
             (c) Distribution Agreement with respect to Class C shares between Registrant and Prudential Securities
             Incorporated dated April 13, 1995 incorporated by reference to Exhibit 6(c) to Post-Effective Amendment
             No. 18 to Registration Statement on Form N-1A (File No. 2-82976) filed via EDGAR.
             (d) Dealer Agreement between Prudential-Bache Securities Inc. and dealer or dealers to be determined, incorporated by reference to Exhibit No. 6(b) to Post-Effective Amendment No. 2 to Registration
             Statement on Form N-1A (File No. 2-82976).
        8.   Not applicable.
        9.   (a) Revised Custodian Agreement between the Registrant and State Street Bank and Trust Company,
             incorporated by reference to Exhibit No. 8(d) to Post-Effective Amendment No. 11 to Registration
             Statement on Form N-1A (File No. 2-82976).
             (b) Special Custody Agreement among the Registrant, State Street Bank and Trust Company, and Goldman,
             Sachs & Co., incorporated by reference to Exhibit No. 8(b) to Post-Effective Amendment No. 2 to
             Registration Statement on Form N-1A (File No. 2-82976).

 EXHIBITS                                                                                                               PAGE
-----------                                                                                                           ---------
             (c) Customer Agreement between the Registrant and Goldman, Sachs & Co., incorporated by reference to
             Exhibit No. 8(c) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File No.
             2-82976).
             (d) Form of Amendment to the Custodian Agreement between Registrant and State Street Bank incorporated by reference to Exhibit 9(d) to Registration Statement on Form N-14 (File No. 33-63589) filed via
             EDGAR.
       10.   (a) Distribution and Service Plan for Class A shares dated August 1, 1994 incorporated by reference to
             Exhibit 15(a) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No.
             2-82976) filed via EDGAR.
             (b) Distribution and Service Plan for Class B shares dated August 1, 1994 incorporated by reference to
             Exhibit 15(b) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No.
             2-82976) filed via EDGAR.
             (c) Distribution and Service Plan for Class C shares dated August 1, 1994 incorporated by reference to
             Exhibit 15(c) to Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No.
             2-82976) filed via EDGAR.
       11.   Opinion and Consent of Counsel incorporated by reference to Exhibit 11 to Registration Statement on
             Form N-14 (File No. 33-63589) filed via EDGAR.
       12.   Tax Opinion of Counsel incorporated by reference to Exhibit 12 to Registration Statement on Form N-14
             (File No. 33-63589) filed via EDGAR.
       13.   Transfer Agency Agreement between the Registrant and Prudential Mutual Fund Services, Inc.,
             incorporated by reference to Exhibit No. 9 to Post-Effective Amendment No. 6 to Registration Statement
             on Form N-1A (File No. 2-82976).
       14.   Consent of Independent Accountants.*
       15.   Not applicable.
       16.   Not applicable.
       17.   (a) Proxy incorporated by reference to Exhibit 17(a) to Registration Statement on Form N-14 (File No.
             33-63589) filed via EDGAR.
             (b) Proxy insert card incorporated by reference to Exhibit 17(b) to Registration Statement on Form N-14
             (File No. 33-63589) filed via EDGAR.
             (c) Letter to shareholders.*
             (d) Copy of Registrant's declaration pursuant to Rule 24f-2 under the 1940 Act incorporated by reference to Exhibit 17(d) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.
             (e) Prospectus of Registrant dated May 1, 1995, as supplemented incorporated by reference to Exhibit
             17(e) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.
             (f) Prospectus of U.S. Government Fund dated January 3, 1995, as supplemented incorporated by reference to Exhibit 17(f) to Registration Statement on Form N-14 (File No. 33-63589) filed via EDGAR.
             (g) Annual Report to Shareholders of the Registrant for the fiscal year ended February 28, 1995 incorporated by reference to Exhibit 17(g) to Registration Statement on Form N-14 (File No. 33-63589)
             filed via EDGAR.
             (h) Annual Report to Shareholders of Prudential U.S. Government Fund for the fiscal ended October 31,
             1994 incorporated by reference to Exhibit 17(h) to Registration Statement on Form N-14 (File No.
             33-63589) filed via EDGAR.
             (i) Semi-Annual Report to Shareholders of the Registrant for the six months ended August 31, 1995, filed herewith as Appendix B to the Prospectus and Proxy Statement.*
             (j) Semi-Annual Report to Shareholders of Prudential U.S. Government Fund for the six months ended
             April 30, 1995, filed herewith as Appendix C to the Prospectus and Proxy Statement.*
             (k) Supplement dated October 2, 1995 to Prospectuses of both the Registrant and Prudential U.S.
             Government Fund.*

------------------------
 *Filed herewith.